Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

NINESTAR HOLDINGS COMPANY LIMITED,

NINESTAR GROUP COMPANY LIMITED,

NINESTAR LEXMARK COMPANY LIMITED,

LEXMARK INTERNATIONAL, INC.

and

APEX TECHNOLOGY CO., LTD.

(solely for purposes of Article 4, Section 5.12, Section 5.16, Section 7.2 and Article 8)

dated as of April 19, 2016

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ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF APEX, HOLDINGS, PARENT AND MERGER SUB		28

4.1	Organization and Qualification	28
4.2	Authority	28
4.3	No Conflict	29
4.4	Required Filings and Consents	29
4.5	Litigation	30
4.6	Information in the Proxy Statement	30
4.7	Ownership of Company Capital Stock	30
4.8	Ownership of Parent and Merger Sub	31
4.9	No Holdings, Parent or Merger Sub Activity	31
4.10	Management Arrangements	31
4.11	Vote and Approval Required	31
4.12	Availability of Funds	32
4.13	Solvency	33
4.14	Investigation; No Other Representations and Warranties	34

ARTICLE 5 COVENANTS		35

5.1	Conduct of Business by the Company Pending the Closing	35
5.2	Access to Information; Confidentiality	39
5.3	No Solicitation	40
5.4	Efforts	43
5.5	Public Announcements	46
5.6	Employee Benefit Matters	46
5.7	Indemnification of Directors and Officers	49
5.8	Takeover Statutes	50
5.9	Section 16 Matters	51
5.10	Stockholder Litigation	51
5.11	Proxy Statement and Stockholder Meeting	51
5.12	Financing	52
5.13	Financing Assistance	55
5.14	Debt Offers	57
5.15	Letters of Credit	60
5.16	Apex Shareholder Meeting and SZSE Clearance	61

ARTICLE 6 CONDITIONS TO CONSUMMATION OF THE MERGER		62

6.1	Conditions to Obligations of Each Party Under This Agreement	62
6.2	Conditions to Obligations of Parent and Merger Sub Under This Agreement	63
6.3	Conditions to Obligations of the Company Under This Agreement	63

ARTICLE 7 TERMINATION, AMENDMENT AND WAIVER		64

7.1	Termination	64
7.2	Effect of Termination	66

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7.3	Company Termination Fee	67
7.4	Parent Termination Fee and Other Regulatory Termination Fee	68
7.5	Amendment	71
7.6	Waiver	71

ARTICLE 8 GENERAL PROVISIONS		72

8.1	Nonsurvival of Representations and Warranties	72
8.2	Fees and Expenses	72
8.3	Transfer Taxes	72
8.4	Notices	72
8.5	Certain Definitions	74
8.6	Terms Defined Elsewhere	82
8.7	Headings	85
8.8	Severability	85
8.9	Entire Agreement	85
8.10	Assignment	86
8.11	No Third-Party Beneficiaries	86
8.12	Mutual Drafting; Interpretation	86
8.13	Governing Law; Consent to Jurisdiction; Arbitration	87
8.14	Sovereign Immunity	89
8.15	Counterparts	90
8.16	Specific Performance	90
8.17	No Recourse or Liability Against Debt Financing Sources or SBLC Financing Sources	91
8.18	Guarantee	91

EXHIBITS

Exhibit A	Form of Letter of Credit

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of April 19, 2016 (this “Agreement”), is made by and among Ninestar Holdings Company Limited, a Cayman Islands exempted limited liability company (“Holdings”), Ninestar Group Company Limited, a Cayman Islands exempted limited liability company and a wholly owned subsidiary of Holdings (“Parent”), Ninestar Lexmark Company Limited, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Lexmark International, Inc., a Delaware corporation (the “Company”), and, solely for purposes of Article 4, Section 5.12, Section 5.16, Section 7.2 and Article 8, Apex Technology Co., Ltd., a company organized under the laws of PRC and listed on the Shenzhen Stock Exchange (“Apex”). Capitalized terms used in this Agreement shall have the meanings assigned to such terms in Section 8.5, Section 8.6 or as otherwise defined elsewhere in this Agreement unless the context clearly indicates otherwise.

RECITALS

A. Holdings and Parent desire to acquire the Company on the terms and subject to the conditions set forth in this Agreement.

B. Each of the Boards of Directors (or equivalent governing body) of Holdings, Parent and Merger Sub and the Board of Directors of the Company (the “Company Board”) has approved this Agreement and the acquisition of the Company by Parent (including the Merger) upon the terms and subject to the conditions set forth in this Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware, as amended (the “DGCL”).

C. On the terms and subject to the conditions set forth in this Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation (the “Merger”), with the Merger to be effected pursuant to Section 251(c) of the DGCL. Each issued and outstanding share of Class A Common Stock, par value $0.01 per share, of the Company (the “Shares”) immediately prior to the Effective Time (other than Cancelled Shares or Dissenting Shares) will be cancelled and converted in the Merger into the right to receive cash in an amount equal to the Merger Consideration.

D. The Company Board has, upon the terms and subject to the conditions set forth herein, made the Company Board Recommendation.

E. The Board of Directors of Merger Sub has, upon the terms and subject to the conditions set forth herein, (a) determined that the transactions contemplated by this Agreement, including the Merger, are advisable, fair to and in the best interests of Merger Sub and its sole stockholder, (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (c) directed that this Agreement be submitted to the sole stockholder of Merger Sub for its adoption and (d) recommended that Parent, as the sole stockholder of Merger Sub, adopt this Agreement.

F. Holdings, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

G. At a meeting duly called and held, the board of directors of Apex has approved this Agreement and the transactions contemplated hereby, including the Merger, in accordance with the articles of association of Apex and the applicable listing rules and regulations of Shenzhen Stock Exchange.

H. As a condition and inducement to the Company’s willingness to enter into this Agreement, Parent has agreed to provide to the Company, not later than 5:00 p.m., New York City time, on April 28, 2016, an irrevocable standby letter of credit issued by Bank of China Limited, New York Branch (the “Issuing Bank”) in the face amount of $150,000,000, for the benefit of the Company and in the form attached hereto as Exhibit A (the “Letter of Credit”), which may be drawn by the Company in accordance with the terms thereof in the event the Parent Termination Fee or the Other Regulatory Termination Fee is not paid by Parent when due in accordance with the terms of this Agreement and to satisfy any damages judgment, decision or award (including any arbitral award) relating to the Parent Termination Fee or the Other Regulatory Termination Fee.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing, and the covenants, premises, representations and warranties and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties to this Agreement agree as follows:

ARTICLE 1

THE MERGER

1.1 The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”). The Merger shall be effected pursuant to Section 251(c) of the DGCL and shall have the effects set forth in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, immunities, licenses, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

(b) Subject to Section 5.7, at the Effective Time, by virtue of the Merger and without the necessity of further action by the Company or any other Person, the certificate of incorporation of the Surviving Corporation shall be amended and restated so as to read in its entirety in the form set forth as the certificate of incorporation of Merger Sub immediately prior to the Effective Time (except that the certificate of incorporation of the Surviving Corporation shall provide that the name of the Surviving Corporation shall be “Lexmark International, Inc.”), and as so amended shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law. In addition, subject to Section 5.7, the Company and the Surviving Corporation shall take all necessary action such that, at the Effective Time, the bylaws of the Surviving Corporation shall be amended so as to read in their entirety as the bylaws of Merger Sub immediately prior to the Effective Time, and as so amended shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

(c) At the Effective Time, by virtue of the Merger and without the necessity of further action by the Company or any other Person, the directors of Merger Sub immediately prior to the Effective Time or such other individuals designated by Parent as of the Effective Time shall become the directors of the Surviving Corporation, each to hold office, from and after the Effective Time, in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation. The officers of Merger Sub immediately prior to the Effective Time or such other individuals as are designated by Parent as of the Effective Time shall become the officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(d) If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding Equity Interests of the Company, other than as permitted by Section 5.1(b), shall occur as a result of any reorganization, reclassification, recapitalization, stock split (including a reverse stock split), division or subdivision of shares or other similar transactions, or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Merger Consideration will be equitably adjusted to reflect such change.

1.2 Closing and Effective Time of the Merger. The closing of the Merger (the “Closing”) will take place at 8:00 a.m., New York City time, on a date to be specified by the parties (such date and time, the “Closing Date”), such date to be no later than three (3) Business Days after satisfaction or waiver of all of the applicable conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing), at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036, unless another time, date or place is agreed in writing by the parties hereto. On the Closing Date, or on such other date and time to which

Merger Sub and the Company may agree in writing, Merger Sub and the Company shall cause a certificate of merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings required under the DGCL. The Merger shall become effective at the time the Certificate of Merger shall have been duly filed with the Secretary of State of the State of Delaware, or such later date and time as is agreed upon by the parties hereto in writing and specified in the Certificate of Merger (such date and time at which the Merger becomes effective hereinafter being referred to as the “Effective Time”).

ARTICLE 2

CONVERSION OF SECURITIES IN THE MERGER

2.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Holdings, Parent, Merger Sub, the Company or the holders of any of the following securities:

(a) Conversion of Shares. Each Share issued and outstanding immediately prior to the Effective Time, other than Dissenting Shares and Cancelled Shares, shall be converted into the right to receive cash in an amount equal to $40.50 without interest (the “Merger Consideration”), payable net to the holder in cash, subject to any required withholding of Taxes as provided in Section 2.5, upon surrender of the Certificates or Book-Entry Shares in accordance with Section 2.2.

(b) Merger Sub Equity Interests. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares of common stock of Merger Sub so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(c) Cancelled Shares. Each Share that is owned directly by the Company (or any direct or indirect wholly owned Subsidiary of the Company), Holdings, Parent or Merger Sub immediately prior to the Effective Time (the “Cancelled Shares”) shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange for such cancellation and retirement.

2.2 Payment for Securities; Surrender of Certificates.

(a) Paying Agent. Prior to the Effective Time, Merger Sub shall designate a reputable U.S. bank or trust company to act as the paying agent (the identity and terms of designation and appointment of which shall be subject to the reasonable prior written approval of the Company) for purposes of effecting the payment of the Merger Consideration in connection with the Merger (the “Paying Agent”). Parent and Merger Sub shall enter into a Paying Agent Agreement prior to the Effective Time in a form reasonably satisfactory to the Company and shall pay, or cause to be paid, the fees and expenses of the Paying Agent. Prior to the date on which the Closing is to occur, Merger Sub shall deposit, or cause to be deposited, with the Paying Agent the aggregate Merger Consideration to which holders of Shares shall be entitled pursuant to this Agreement (the “Exchange Fund”). In the event the Exchange Fund shall be insufficient to make the payments contemplated pursuant to Section 2.1, Parent shall promptly deposit, or cause to be deposited, with the Paying Agent such additional funds to ensure that the Paying Agent has sufficient funds to make such payments. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The Exchange Fund shall be invested by the Paying Agent as directed by Merger Sub, in its sole discretion, pending payment thereof by the Paying Agent to the holders of the Shares; provided, that any such investments shall be in obligations of, or guaranteed by, the United States government. Earnings from such investments shall be the sole and exclusive property of Merger Sub, and no part of such earnings shall accrue to the benefit of holders of Shares.

(b) Procedures for Surrender.

(i) Certificates. As soon as practicable after the Effective Time (and in no event later than three (3) Business Days after the Effective Time), the Surviving Corporation shall cause the Paying Agent to mail to each Person that was, immediately prior to the Effective Time, a holder of record of Shares represented by certificates (the “Certificates”) which Shares were converted into the right to receive the Merger Consideration at the Effective Time pursuant to this Agreement: (A) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, and shall otherwise be in such form as Parent and the Paying Agent shall reasonably agree upon and (B) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.2(e)) in exchange for payment of the Merger Consideration, the forms of which letter of transmittal and instructions shall be subject to the reasonable approval of the Company prior to the Effective Time. Upon surrender of a Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 2.2(e)) to the Paying Agent or to such other agent or agents as may be appointed by Merger Sub, and upon delivery of a letter of transmittal, duly executed and in proper form, with respect to such Certificates, the holder of such Certificates shall be entitled to receive the Merger Consideration for each Share formerly represented by such Certificates (after giving effect to any required Tax withholdings as provided in Section 2.5), and any Certificate so surrendered shall forthwith be cancelled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name any surrendered Certificate is registered, it shall be a condition precedent of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer, and the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate so surrendered and shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not required to be paid. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. Until surrendered as contemplated hereby, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration in cash as contemplated by this Agreement (subject to the Surviving Corporation’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time that may have been declared or made by the Company on such Shares in compliance with this Agreement that remain unpaid at the Effective Time), except for Certificates representing Dissenting Shares, which shall be deemed to represent the right to receive payment of the fair value of such Shares in accordance with and to the extent provided by Section 262 of the DGCL.

(ii) Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, no holder of non-certificated Shares represented by book-entry (“Book-Entry Shares”) shall be required to deliver a Certificate or, in the case of holders of Book-Entry Shares held through The Depository Trust Company, an executed letter of transmittal to the Paying Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to Section 2.1(a). In lieu thereof, each holder of record of one (1) or more Book-Entry Shares held through The Depository Trust Company whose Shares were converted into the right to receive the Merger Consideration shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver to The Depository Trust Company or its nominee, for the benefit of the holder of such Book-Entry Shares held through it, as promptly as practicable after the Effective Time, in respect of each such Book-Entry Share a cash amount in immediately available funds equal to the Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 2.5), and such Book-Entry Shares of such holder shall forthwith be cancelled. As soon as practicable after the Effective Time (and in no event later than three (3) Business Days after the Effective Time), the Surviving Corporation shall cause the Paying Agent to mail to each Person that was, immediately prior to the Effective Time, a holder of record of Book-Entry Shares not held through The Depository Trust Company (A) a letter of transmittal, which shall be in such form as Parent and the Paying Agent shall reasonably agree upon, and (B) instructions for returning such letter of transmittal in exchange for the Merger Consideration, the forms of which letter of transmittal and instructions shall be subject to the reasonable approval of the Company prior to the Effective Time. Upon delivery of such letter of transmittal, in accordance with the terms of such letter of transmittal, duly executed, the holder of such Book-Entry Shares shall be entitled to receive in exchange therefor a cash amount in immediately available funds equal to the Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 2.5), and such Book-Entry Shares so surrendered shall forthwith be cancelled. Payment of the Merger Consideration with respect to Book-Entry Shares shall be made only to the Person in whose name such Book-Entry Shares are registered. No interest will be paid or accrued on any amount payable upon due surrender of Book-Entry Shares. Until paid or surrendered as contemplated hereby, each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration in cash as contemplated by this Agreement (subject to the Surviving Corporation’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time that may have been declared or made by the Company on such Shares in compliance with this Agreement that remain unpaid at the Effective Time), except for Book-Entry Shares representing Dissenting Shares, which shall be deemed to represent the right to receive payment of the fair value of such Shares in accordance with and to the extent provided by Section 262 of the DGCL.

(c) Transfer Books; No Further Ownership Rights in Shares. At the Effective Time, the stock transfer books of the Company shall be closed, and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of Certificates and Book-Entry Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to the Shares represented by such Certificates or such Book-Entry Shares except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged for the applicable Merger Consideration as provided in this Agreement.

(d) Termination of Fund; Abandoned Property; No Liability. Any portion of the Exchange Fund (including any interest received with respect thereto) made available to the Paying Agent that remains unclaimed by the holders of Certificates or Book-Entry Shares on the first (1st) anniversary of the Effective Time will be returned to the Surviving Corporation, upon demand, and any such holder that has not tendered its Certificates or Book-Entry Shares for the Merger Consideration in accordance with Section 2.2(b) prior to such time shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) for delivery of the Merger Consideration, without interest and subject to any required withholding of Taxes as provided in Section 2.5, in respect of such holder’s surrender of its Certificates or Book-Entry Shares and compliance with the procedures in Section 2.2(b). Any Merger Consideration remaining unclaimed by the holders of Certificates or Book-Entry Shares immediately prior to such time as such amounts would otherwise escheat to, or become the property of, any Governmental Entity will, to the extent permitted by applicable Law, become the property of the Surviving Corporation.

(e) Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to Section 2.1(a), without interest and subject to any required withholding of Taxes as provided in Section 2.5. Merger Sub may, in its reasonable discretion and as a condition precedent to the payment of such Merger Consideration, require the owner(s) of such lost, stolen or destroyed Certificates to deliver a bond in a reasonable sum as it may reasonably direct as indemnity against any claim that may be made against Parent, Merger Sub, the Surviving Corporation or the Paying Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.3 Dissenting Shares.

(a) Notwithstanding anything to the contrary contained in this Agreement (but subject to the provisions of this Section 2.3), Shares outstanding immediately prior to the Effective Time (other than Cancelled Shares) and held by a holder that is entitled to demand and has properly demanded appraisal for such Shares in accordance with, and that complies in all respects with, Section 262 of the DGCL (such Shares, the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration. At the Effective Time, all Dissenting Shares shall be cancelled and cease to exist, and the holders of Dissenting Shares shall only be entitled to the rights granted to them under the DGCL. If any such holder fails to perfect or otherwise waives, withdraws or loses its right to appraisal under Section 262 of the DGCL or other applicable Law, then the right of such holder to be paid the fair value of such Dissenting Shares shall cease, and such Dissenting Shares shall be deemed to have been converted, as of the Effective Time, into and shall be exchangeable solely for the right to receive the Merger Consideration, without interest and subject to any required withholding of Taxes as provided in Section 2.5.

(b) The Company shall give prompt notice to Parent of any written demands received by the Company for appraisal of any Shares, of any written withdrawals of such demands and of any other instruments served pursuant to the DGCL and received by the Company relating to Section 262 of the DGCL, and Parent shall have a reasonable opportunity to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, except to the extent required by applicable Law, the Company shall not, without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demand, or agree to any such appraisal demands.

2.4 Treatment of Company Options and Company RSU Awards.

(a) Each option to purchase Shares (each, a “Company Option”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, be fully vested (to the extent unvested) and be converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the excess, if any, of the Merger Consideration over the exercise price per Share of such Company Option by (ii) the total number of Shares subject to such Company Option, provided, that if the exercise price of any Company Option is equal to or greater than the Merger Consideration, such Company Option shall be cancelled without any payment therefor. Holdings, Parent or one of Parent’s Subsidiaries, as applicable, shall pay to the holders of Company Options the cash amounts described in the immediately preceding sentence, less such amounts as are required to be withheld or deducted under the Code or any provision of applicable Tax Law with respect to the making of such payment, within one (1) Business Day following the Effective Time.

(b) Each award of restricted stock units or deferred stock units that corresponds to Shares (each, a “Company RSU Award”), whether vested or unvested, that is outstanding immediately prior to the Effective Time, shall, as of the Effective Time, be fully vested and be converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the total number of Shares subject to such Company RSU Award by (ii) the Merger Consideration. The Company or one of the Company Subsidiaries, as applicable, shall pay to the holders of Company RSU Awards the cash amounts described in the immediately preceding sentence, less such amounts as are required to be withheld or deducted under the Code or any provision of applicable Tax Law with respect to the making of such payment, within one (1) Business Day following the Effective Time unless otherwise required by Section 409A of the Code. With respect to any Company RSU Award that is subject to performance-based vesting conditions, for purposes of clause (i) of the first sentence of this Section 2.4(b), the total number of Shares subject to such Company RSU Award shall be determined based on the greater of target performance and actual performance through the date on which the Effective

Time occurs (extrapolating such performance through the end of the full performance period) and pro-rating such number based on the Applicable Pro-Ration Factor. The “Applicable Pro-Ration Factor” shall mean, (A) in the case of an award granted in 2016, one (1), and (B) in the case of an award granted prior to 2016, the ratio of (1) the number of days from and including the first day of the performance period through and including the Closing Date to (2) the total number of days in the performance period.

(c) Prior to the Effective Time, the Company Board or any authorized committee thereof will adopt such resolutions as may reasonably be appropriate or required in its discretion to effectuate the actions contemplated by this Section 2.4.

2.5 Withholding Rights. Holdings, Parent, Merger Sub, the Company and the Surviving Corporation shall be entitled to deduct and withhold, or cause the Paying Agent to deduct and withhold, from any amounts otherwise payable pursuant to this Agreement, such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, the rules and regulations promulgated thereunder or any provision of applicable Tax Law. To the extent that amounts are so withheld and timely paid over to the applicable Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (i) the Company SEC Documents filed prior to the date hereof (excluding any disclosures set forth in any such Company SEC Document under the headings “Forward-Looking Statements,” “Risk Factors” or any similar section, in each case, to the extent they are predictive, cautionary or forward-looking in nature) or (ii) the disclosure schedule delivered by the Company to Holdings, Parent and Merger Sub concurrent with the execution of this Agreement (the “Company Disclosure Schedule”) (it being acknowledged and agreed that disclosure in any section or subsection of the Company Disclosure Schedule shall be deemed disclosed with respect to all sections of this Agreement and all other sections or subsections of the Company Disclosure Schedule to the extent that the relevance of such disclosure to such other section or subsection is reasonably apparent), the Company hereby represents and warrants to Holdings, Parent and Merger Sub as follows:

3.1 Organization and Qualification; Subsidiaries.

(a) The Company is a corporation, duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Each of the Company’s Subsidiaries (each, a “Company Subsidiary” and, collectively, the “Company Subsidiaries”) is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its incorporation or organization and has the requisite corporate or organizational, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each Company Subsidiary is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct or nature of its business requires such qualification or licensing, except where the failure to be so qualified or licensed or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company has made available or caused to be made available to Merger Sub true and complete copies of (i) any amendments to the Restated Certificate of Incorporation of the Company (the “Company Charter”) not filed prior to the date hereof with the SEC, (ii) any amendments to the By-Laws of the Company (the “Company Bylaws”) not filed prior to the date hereof with the SEC and (iii) the certificates of incorporation and bylaws, or equivalent organizational or governing documents, of each of its “significant subsidiaries” (as defined in Regulation S-X promulgated under the Securities Act) (each, a “Significant Company Subsidiary”), and each as so made available is in full force and effect. The Company has not taken any action in breach or violation of any of the material provisions of the Company Charter and the Company Bylaws.

(c) All the issued and outstanding Equity Interests in (i) each Significant Company Subsidiary have been validly issued and are fully paid and nonassessable and are wholly owned, directly or indirectly, by the Company free and clear of all Liens, other than Permitted Liens and (ii) each of the other Company Subsidiaries are owned, directly or indirectly, by the Company, other than Equity Interests required by applicable Law to be held by directors and/or officers or other third parties and other than any failure to so own a number of such Equity Interests that would not be material to the Company and the Company Subsidiaries, taken as a whole. The Company does not own, directly or indirectly, any Equity Interests in any Person that would be material to the Company and the Company Subsidiaries, taken as a whole, other than the Company Subsidiaries and excluding (i) securities in any publicly traded companies held for investment by the Company or any Company Subsidiaries and comprising less than one percent (1%) of the outstanding stock of such publicly traded company and (ii) for the avoidance of doubt, holdings of pension plans, 401(k) plans and other similar funds.

3.2 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 900,000,000 Shares, of which, as of the close of business on April 13, 2016 (the “Capitalization Date”), there were 62,639,833 Shares issued and outstanding (excluding 36,498,485 Shares held in treasury), (ii) 10,000,000 shares of Class B common stock, par value $0.01 per share, of the Company (“Class B Common Stock”), of which, as of the

Capitalization Date, no shares of Class B Common Stock were issued and outstanding, and (iii) 1,600,000 shares of preferred stock, par value $0.01 per share, of the Company (the “Company Preferred Stock”), of which, as of the Capitalization Date, no shares of Company Preferred Stock were issued and outstanding. No Company Subsidiary owns any Shares or has any option or warrant to purchase Shares or any other Equity Interest in the Company. All of the outstanding Shares have been duly authorized and validly issued, are fully paid, nonassessable and free of preemptive rights.

(b) As of the close of business on the Capitalization Date, there were 10,521,664 Shares reserved for future issuance under the Benefit Plans. As of the close of business on the Capitalization Date, there were (i) 852,729 Shares subject to Company Options (with Company Options covering 643,322 Shares having an exercise price less than the Merger Consideration and the weighted average exercise price for such in-the-money Company Options equal to $24.38 per Share) and (ii) outstanding Company RSU Awards covering 4,890,089 Shares (assuming in the case of performance-based Company RSU Awards, maximum performance). All Shares subject to issuance under the Benefit Plans upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.

(c) As of the close of business on the Capitalization Date, except as set forth in Section 3.2(a) and Section 3.2(b), there are no outstanding Equity Interests or other options, warrants or other rights issued by the Company or any Company Subsidiary, relating to or based on the value of any Equity Interests of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue, acquire or sell any Equity Interests of the Company or any Company Subsidiary. From the close of business on the Capitalization Date until the date of this Agreement, the Company has not issued any Shares, Company Options, Company RSU Awards or other Equity Interests other than Shares issued upon the exercise of any Company Options or settlement of Company RSU Awards outstanding as of the close of business on the Capitalization Date in accordance with their terms.

(d) Except with respect to the Company Options and Company RSU Awards pursuant to the Benefit Plans and the related award agreements, there are no outstanding obligations of the Company or any Company Subsidiary requiring the repurchase of, or containing any right of first refusal with respect to, or granting any preemptive rights with respect to, any Shares or other Equity Interests of the Company or any Company Subsidiary.

(e) The Company does not have any outstanding bonds, debentures, notes or other obligations the holders of which have the right generally to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company. As of the date of this Agreement, neither the Company nor any Company Subsidiary is party to or bound by any shareholder agreements, voting trusts or other agreements with any Third Party relating to the voting or registration of any equity securities of the Company or any Company Subsidiary.

3.3 Authority.

(a) The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Merger. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by all necessary corporate action. Except for the affirmative vote (in person or by proxy) of the holders of a majority of the outstanding Shares at the stockholders meeting duly called and held for the purpose of adopting this Agreement or any adjournment or postponement thereof (the “Stockholder Meeting”) in favor of the adoption of this Agreement (the “Stockholder Approval”) and the filing of the Certificate of Merger as required by the DGCL, no other corporate proceedings on the part of the Company are necessary to adopt this Agreement or to consummate the transactions contemplated hereby. On or prior to the date hereof, the Company Board has, by resolutions duly adopted, (i) determined that the terms of the transactions contemplated hereby, including the Merger, are fair to and in the best interests of the Company and its stockholders, (ii) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (iii) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its agreements contained herein and the consummation of the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions contained herein and (iv) resolved to recommend that the Company’s stockholders adopt this Agreement (the foregoing recommendations in clauses (i) through (iv), collectively, the “Company Board Recommendation”).

(b) This Agreement has been duly and validly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery by Apex, Holdings, Parent and Merger Sub, constitutes a legally valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditors’ rights, and to general equitable principles, including specific performance and injunctive and other forms of equitable relief).

3.4 No Conflict. None of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the Merger or any other transaction contemplated by this Agreement will (with or without notice or lapse of time, or both) conflict with or violate any provision of the Company Charter or the Company Bylaws. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the Merger or any other transaction contemplated by this Agreement will (with or without notice or lapse of time, or both) (a) assuming that all consents, approvals, authorizations and permits described in Section 3.5 and the Stockholder Approval have been obtained and all filings and notifications described in Section 3.5 have been made and any waiting periods thereunder have terminated or expired, and any other condition precedent to such consent, approval, authorization or waiver has been satisfied, conflict with or violate any Law applicable to the Company or any Company Subsidiary or any of their respective properties or assets or (b) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, constitute a change of control or default under, result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than Permitted Liens) upon any of the respective properties or assets of the Company or any Company Subsidiary pursuant to any Contract to which the Company or any Company Subsidiary is a party or by which it or any of its respective properties or assets may be bound or affected or any Company Permit.

3.5 Required Filings and Consents. Assuming the accuracy of the representations and warranties of Holdings, Parent and Merger Sub in Section 4.4, none of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the Merger or any other transaction contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity, other than (a) the filing of the Certificate of Merger as required by the DGCL, (b) compliance with the pre-merger notification obligations of the HSR Act and the Competition Laws in Austria, Germany, Mexico, Poland, Russia and Turkey, (c) compliance with and filings under any applicable foreign, federal or state securities laws, including the Securities Act and the Exchange Act, including the filing with the SEC of a proxy statement in definitive form relating to the Stockholder Meeting (together with any supplements or amendments thereto, the “Proxy Statement”), (d) compliance with, and such filings as may be required under, the rules and regulations of the New York Stock Exchange (“NYSE”), (e) submission to CFIUS of a joint voluntary notice of the transaction contemplated by this Agreement and any requested supplemental information pursuant to the DPA (the “CFIUS Notice”) and receipt of the CFIUS Approval and (f) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Entity, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.6 Permits; Compliance with Law.

(a) The Company and the Company Subsidiaries hold all authorizations, qualifications, licenses, permits, certificates, variances, exemptions, consents, approvals, orders, registrations and clearances of any Governmental Entity necessary for the Company and the Company Subsidiaries to own, lease and operate their properties and assets, and to carry on and operate their businesses as currently conducted (the “Company Permits”), except where the failure to hold any of the Company Permits would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all such Company Permits are in full force and effect and, as of the date hereof, are not subject to any administrative or judicial proceeding pending, or to the Knowledge of the Company, threatened by any Governmental Entity that has had or would reasonably be expected to result in any adverse modification, termination or revocation thereof and (ii) the Company and the Company Subsidiaries are in compliance in all respects with the terms and requirements of all such Company Permits.

(b) Neither the Company nor any Company Subsidiary is in conflict with, default under or violation of any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, except for any conflicts, defaults or violations as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date hereof, there is no judgment, decree, injunction, rule or order of any Governmental Entity outstanding against the Company or any Company Subsidiary that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Notwithstanding anything contained in this Section 3.6, no representation or warranty shall be deemed to be made in this Section 3.6 in respect of the matters referenced in Section 3.7(a) or in respect of environmental, Tax, employee benefits or labor matters.

3.7 SEC Filings; Financial Statements.

(a) Since December 31, 2013, the Company has filed or otherwise furnished (as applicable) with the SEC all registration statements, prospectuses, forms, reports, proxy statements, schedules, statements and documents required to be filed or furnished by it with the SEC under the Securities Act or the Exchange Act, as the case may be (such documents and any other documents filed by the Company with the SEC, as have been supplemented, modified or amended since the time of filing, collectively, the “Company SEC Documents” and, together with any of the foregoing filed with the SEC after the date hereof and prior to the Effective Time, the “Company Filings”). As of their respective filing dates or, if supplemented, modified or amended prior to the date hereof, as of the date of the most recent supplement, modification or amendment, (i) the Company SEC Documents did not (or, with respect to each Company Filing filed after the date hereof, will not, subject to Section 3.23) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) the Company SEC Documents complied, and each Company Filing filed after the date hereof (other than the Proxy Statement, which is addressed by Section 3.23) will comply, as to form in all material respects with the applicable requirements of the Exchange Act, the Securities Act and/or the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), as the case may be, and the applicable rules and regulations of the SEC promulgated thereunder. None of the Company Subsidiaries is required as of the date hereof, or has been required at any time since December 31, 2013, to file statements, prospectuses, forms, periodic reports, schedules, exhibits or any other documents, filings and materials with the SEC.

(b) The Company has made available to Parent true, correct and complete copies of all material correspondence between the Company or any of the Company Subsidiaries, on the one hand, and the SEC, on the other hand, with respect to any outstanding or unresolved comments in comment letters received from the SEC staff as of the date hereof with respect to the Company SEC Documents. To the Knowledge of the Company, as of the date hereof, none of the Company SEC Documents is the subject of ongoing SEC review or outstanding SEC comment.

(c) The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and the consolidated Company Subsidiaries included in the Company Filings when filed (collectively, the “Company Financial Statements”) (i) have been prepared in all material respects in accordance with GAAP (subject, in the case of unaudited statements, to the absence of footnote disclosures and other presentation items and normal year-end audit adjustments, or as otherwise permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and (ii) fairly present in all material respects the consolidated financial position and the consolidated results of operations, cash flows and changes in stockholders’ equity of the Company and the consolidated Company Subsidiaries as of the dates and for the periods referred to therein.

(d) Neither the Company nor any of the Company Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company or one of the Company Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC), which would be reasonably likely to have a material effect on the Company and Company Subsidiaries, taken as a whole.

3.8 Internal Controls. The Company has designed and maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) intended to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that all material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable the principal executive officer and principal financial officer of the Company to make the certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act. The Company has, based on its most recent evaluation of internal controls prior to the date hereof, disclosed to the Company’s auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

3.9 No Undisclosed Liabilities. Except for those liabilities and obligations (a) disclosed, reflected, reserved against or provided for in the audited consolidated balance sheet of the Company, as of December 31, 2015, or the notes thereto (collectively, the “Company Balance Sheet”) that is included in the Company SEC Documents filed prior to the date hereof, (b) incurred in the ordinary course of business consistent with past practice since the date of the Company Balance Sheet, (c) for Taxes, which are addressed in Section 3.19, (d) permitted or incurred under this Agreement or in connection with the transactions contemplated hereby, including the Merger, or otherwise disclosed in the Company Disclosure Schedule or (e) that otherwise would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company Subsidiary is, as of the date of this Agreement, subject to any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be reflected or reserved on a consolidated balance sheet of the Company (or the notes thereto).

3.10 Absence of Certain Changes or Events.

(a) Since the date of the Company Balance Sheet through the date of this Agreement, except as set forth in Section 3.10(a) of the Company Disclosure Schedule, the Company and the Company Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice, and during such period neither the Company nor any Company Subsidiary has undertaken or effected, or authorized or agreed to undertake or effect, any action that, if taken or effected after the date of this Agreement, would require Parent’s written consent pursuant to Section 5.1(a), (c), (d), (e), (f), (g), (m), (n) or (q) (solely as it relates to Section 5.1(a), (c), (d), (e), (f), (g), (m) or (n)).

(b) Since the date of the Company Balance Sheet, there has not been any Company Material Adverse Effect.

3.11 Employee Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Schedule lists all material Benefit Plans.

(b) The Company has made available to Parent, with respect to each material Benefit Plan, (i) each writing constituting a part of such Benefit Plan, including all amendments thereto, (ii) the most recent Annual Report (Form 5500 Series) and accompanying schedules, if any and (iii) the most recent determination letter from the IRS (if applicable) for such Benefit Plan.

(c) (i) Each Benefit Plan has been maintained and administered in material compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto; (ii) each Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS; (iii) with respect to each Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412 or 4971 of the Code: (A) the minimum funding standard under Section 302 of ERISA and Sections 412 and

430 of the Code has been satisfied and no waiver of any minimum funding standard or any extension of any amortization period has been requested or granted, (B) all premiums to the Pension Benefit Guaranty Corporation have been timely paid in full, (C) no liability (other than for premiums to the Pension Benefit Guaranty Corporation) under Title IV of ERISA has been or is reasonably expected to be incurred by the Company or any of the Company Subsidiaries, and (D) as of the date hereof no notice of intent to terminate any such Benefit Plan has been filed and no amendment to treat any such Benefit Plan as terminated has been adopted, and there have been no proceedings instituted (by the Pension Benefit Guaranty Corporation or otherwise) to treat any such Benefit Plan as terminated; (iv) no Benefit Plan provides medical or other welfare benefits with respect to current or former employees or directors of the Company or any Company Subsidiary beyond their retirement or other termination of service, other than (A) coverage mandated by applicable Law or (B) benefits not in excess of three (3) years under severance arrangements; (v) no liability under Title IV of ERISA has been incurred by the Company, the Company Subsidiaries or any other employee benefit plan, program, agreement or arrangement, in any case, which is sponsored, maintained or contributed to or required to be contributed to by the Company or any of the Company Subsidiaries, or by any trade or business, whether or not incorporated, that together with the Company or any of the Company Subsidiaries would be deemed a “single employer” within the meaning of Section 414 of the Code (an “ERISA Affiliate”) that has not been satisfied in full (other than with respect to amounts not yet due), and no condition exists that presents a risk to the Company, any Company Subsidiaries or any ERISA Affiliate of the Company of incurring a liability thereunder; (vi) except as would not reasonably be expected to have, individually or in the aggregate, a material effect on the Company and the Company Subsidiaries taken as a whole, all contributions or other amounts payable by the Company or the Company Subsidiaries as of the date hereof with respect to each Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP (other than with respect to amounts not yet due); (vii) no employee benefit plan of the Company or the Company Subsidiaries is a “multiemployer plan” within the meaning of Section 4001(a) of ERISA; and (viii) there are no pending or, to the Knowledge of the Company, threatened claims (other than claims for benefits in accordance with the terms of the Benefit Plans) by, on behalf of or against any of the Benefit Plans or any trusts related thereto that would reasonably be expected to result in material liability of the Company and the Company Subsidiaries taken as a whole.

(d) Except as provided in this Agreement or as required by applicable Law, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee, consultant or officer of the Company or any Company Subsidiary to severance pay, or any other payment or benefit from the Company or the Company Subsidiaries, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any such employee, consultant or officer; or (iii) require any contributions or payments to fund any obligations under any Benefit Plan.

(e) Neither the Company nor any of the Company Subsidiaries is a party to, or is otherwise obligated under, any plan, policy, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 409A or 4999 of the Code (or any corresponding provisions of state or local Law relating to Tax).

(f) Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 3.11 are the sole and exclusive representations and warranties of the Company with respect to employee benefits matters.

3.12 Labor Matters.

(a) Each of the Company and the Company Subsidiaries is in material compliance with all applicable Laws respecting labor, employment, immigration, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, employee representatives, collective bargaining agreements, compensation and benefits and wages and hours.

(b) Neither the Company nor any Company Subsidiary is a party to a collective bargaining agreement or any other labor-related agreements or arrangements with any labor union, labor organization, works council or group of employees, and to the Knowledge of the Company, as of the date hereof no labor union, labor organization, works council or group of employees has been certified to represent any employee of the Company or any Company Subsidiary or has applied to represent such employees. To the Knowledge of the Company, during the two (2) years preceding the date of this Agreement, there have not been any material labor union organizing activities with respect to any employees of the Company or any Company Subsidiary.

(c) During the two (2) years preceding the date of this Agreement, there has not been any, and as of the date hereof, there is no pending or, to the Knowledge of the Company, threatened, material work stoppage, slowdown or labor strike against the Company or any Company Subsidiary.

(d) Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 3.12 and in Section 3.14 are the sole and exclusive representations and warranties of the Company with respect to labor matters.

3.13 Contracts.

(a) Section 3.13(a) of the Company Disclosure Schedule sets forth, as of the date hereof, a true and complete list of each Contract to which the Company or any Company Subsidiary is a party or which binds or affects their respective properties or assets, and that falls within any of the following categories:

(i) any joint venture, franchise, equity investment, partnership or strategic alliance Contract related to the formation, creation, operation, management or control of any partnership, joint venture or other similar entity in which the Company or any Company Subsidiary owns any partial interest and that is material to the business of the Company and the Company Subsidiaries, taken as a whole;

(ii) any Contract that (A) requires or provides for capital expenditures (or series of capital expenditures) by the Company or any Company Subsidiary in an amount in excess of $5,000,000 individually or (B) requires or specifically provides for any annual payments or receipts by the Company or any of the Company Subsidiaries in an amount in excess of $5,000,000 entered into other than (x) in the ordinary course of business or (y) in connection with the process leading to the entry into this Agreement and the consummation of the transactions contemplated hereby;

(iii) any Contract that is a Material Company Lease;

(iv) any settlement, conciliation or similar agreement (A) with any Governmental Entity or (B) that would require the Company or any of the Company Subsidiaries to pay consideration of more than $1,500,000 after the date of this Agreement;

(v) any Contract that contains any covenant restricting or limiting, in a respect or to a degree that is material to the Company and the Company Subsidiaries, taken as a whole, the ability of the Company or any of the Company Subsidiaries to engage in any line of business or compete with any Person, in each case in any geographic area;

(vi) any Contract, other than any Contract described by the parenthetical phrase in Section 3.13(a)(xi), expressly limiting the ability of the Company or the Company Subsidiaries (A) to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be, (B) to make loans to the Company or any of the Company Subsidiaries or (C) to grant Liens on the property of the Company or any of the Company Subsidiaries;

(vii) any Contract with or binding upon the Company or any of the Company Subsidiaries or any of their respective properties or assets that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(viii) any Contract under which the Company or any Company Subsidiary licenses or sublicenses Intellectual Property material to the business of the Company and the Company Subsidiaries, taken as a whole, (A) from any third party (x) on an exclusive basis or (y) on a non-exclusive basis other than in the ordinary course of business (other than any Contract that is a software (including software-as-a-service) license or sublicense for internal use only for an aggregate consideration under such license or sublicense of less than $5,000,000) or (B) to any third party (x) on an exclusive basis or (y) on a non-exclusive basis other than in the ordinary course of business;

(ix) any Contract pursuant to which the Company or any of the Company Subsidiaries is a party that creates or grants a material Lien on properties or other assets of the Company or any of the Company Subsidiaries, other than any Permitted Liens;

(x) (A) any Contract for the acquisition, directly or indirectly (by merger or otherwise), by the Company or any Company Subsidiary of a business or division or capital stock or other equity interests of any Person (other than the Company or a Company Subsidiary) (x) for aggregate consideration in excess of $5,000,000 and entered into on or after January 1, 2013 or (y) pursuant to which the Company or any of the Company Subsidiaries has continuing or outstanding purchase price adjustment, indemnification, “earn-out” or other similar contingent payment obligations after the date hereof in excess of $5,000,000 or (B) any Contract that gives any Person the right to acquire any assets of the Company or the Company Subsidiaries (excluding ordinary course commitments to purchase goods, products or services) after the date hereof with a total consideration of more than $5,000,000; and

(xi) any indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other Contract providing for or securing indebtedness for borrowed money (other than trade payables in the ordinary course) or any financial guaranty, in each case with respect to a principal amount in excess of $5,000,000.

Each Contract of the type described in this Section 3.13(a), together with any Contract required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act, is referred to herein as a “Company Material Contract.” A true and complete copy of each Company Material Contract in effect as of the date hereof has been made available to Merger Sub (including, where applicable, pursuant to agreed-upon procedures to protect competitively sensitive information) or publicly filed with the SEC.

(b) As of the date hereof, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) each Company Material Contract is a valid, binding and enforceable obligation of the Company or the Company Subsidiary party thereto and, to the Knowledge of the Company, each other party thereto (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditors’ rights, and to general equitable principles, including specific performance and injunctive and other forms of equitable relief) and (ii) neither the Company nor any Company Subsidiary nor, to the Knowledge of the Company, any counterparty, is in breach or default under any Company Material Contract.

3.14 Investigation; Litigation. As of the date hereof, (a) to the Knowledge of the Company, there is no formal investigation pending or threatened by any Governmental Entity with respect to the Company or any Company Subsidiary or any of their respective properties, rights or assets, (b) there is no Proceeding to which the Company or any Company Subsidiary is a party pending or, to the Knowledge of the Company, threatened and (c) neither the Company nor any Company Subsidiary nor any of their respective properties, rights or assets is or are subject to any outstanding Order, that in the case of the foregoing clause (a), (b) or (c), would reasonably be expected to (i) have, individually or in the aggregate, a Company Material Adverse Effect or (ii) prevent or materially delay the Company from consummating the Merger.

3.15 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) each of the Company and the Company Subsidiaries is in compliance with all applicable Environmental Laws, and each has obtained, or has timely applied for, all Environmental Permits necessary for the conduct and operation of their respective businesses as now being conducted, (b) none of the Company or any Company Subsidiary has received any written notice, demand, letter or claim alleging that the Company or such Company Subsidiary is in violation of, or liable under, any Environmental Law and (c) none of the Company or any Company Subsidiary has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances. Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 3.15 and in Section 3.14 are the sole and exclusive representations and warranties of the Company with respect to Hazardous Substances, Environmental Laws, Environmental Permits and any other matter related to the environment or the protection of human health and worker safety.

3.16 Intellectual Property.

(a) Registered IP. Section 3.16(a) of the Company Disclosure Schedule sets forth a complete and accurate list, as of March 24, 2016 of (i) all registered Trademarks and pending Trademark applications material to the business of the Company and the Company Subsidiaries, taken as a whole, (ii) all Patents material to the business of the Company and the Company Subsidiaries, taken as a whole, (iii) all registered copyrights, and pending applications to register any of the foregoing, material to the business of the Company and the Company Subsidiaries, taken as a whole, and (iv) all registered domain names material to the business of the Company and the Company Subsidiaries, taken as a whole, in each case that consists of Company Intellectual Property (collectively, “Company Registered IP”). As of the date hereof, to the Knowledge of the Company, each item of Company Registered IP (other than patent applications) is subsisting, valid and enforceable.

(b) Proceedings; Infringement. As of the date hereof, there are no Proceedings pending or, to the Knowledge of the Company, threatened before any court, arbiter or tribunal (including the United States Patent and Trademark Office or equivalent authority anywhere in the world) to which the Company or any Company Subsidiary is a party and in which claims are or were raised relating to the validity, enforceability, scope, ownership or Infringement of any of the Company Registered IP. As of the date of this Agreement, (i) (A) no Proceedings for which the outcome would be material to the Company and its Subsidiaries, taken as a whole, are pending or were pending within the three (3) years preceding the date of this Agreement against the Company or any Company Subsidiary or, to the Knowledge of the Company, are threatened in writing alleging that the Company or any Company Subsidiary is Infringing the Intellectual Property of any Person, (B) neither the Company nor any Company Subsidiary has instituted or threatened to institute in writing any Proceeding for which the outcome would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, against any Person alleging that such Person is Infringing the Company Intellectual Property, and (C) to the Knowledge of the Company, the operation by the Company and the Company Subsidiaries of their respective businesses has not in the three (3) years preceding the date of this Agreement and, as currently conducted, does not Infringe the Patent rights of any Person in a manner that would be material to the business of the Company and the Company Subsidiaries, taken as a whole; and (ii) except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (A) no Person is Infringing the Company Intellectual Property and (B) the operation by the Company and the Company Subsidiaries of their respective businesses has not in the three (3) years preceding the date of this Agreement and, as currently conducted, does not Infringe the non-patent Intellectual Property rights of any Person.

(c) Privacy; Cybersecurity. The Company and the Company Subsidiaries have in place policies and procedures regarding data security, privacy, and the storage, transfer, use or processing of Personally Identifiable Information that are commercially reasonable. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries are in compliance with all such policies and applicable Laws related to data privacy and data security and (ii) to the Knowledge of the Company, there has been (A) no material loss or theft of data or security breach relating to data (including Personally Identifiable Information) in the possession, custody or control of the Company or any Company Subsidiary or used in the business of the Company or any of the Company Subsidiaries, (B) no material violation of any security policy regarding any such data (including Personally Identifiable Information), (C) no unauthorized access or unauthorized use of any such data (including Personally Identifiable Information) and (D) no unintended or improper disclosure of any Personally Identifiable Information in the possession, custody or control of the Company or any Company Subsidiary or a contractor or agent acting on behalf of the Company or any Company Subsidiary. As of the date hereof, (1) no claims have been asserted or, to the Knowledge of the Company, threatened in writing against the Company or any Company Subsidiary relating to data security, privacy, or the storage, transfer, use or processing of data (including Personally Identifiable Information), and (2) to the Knowledge of the Company, the Company and the Company Subsidiaries are not the subject of any audits, investigations or other inquiries or Proceedings relating to data security, privacy, or the storage, transfer, use or processing of data (including Personally Identifiable Information) from any Governmental Entity, in the case of clause (1) or clause (2), that would be material to the Company and the Company Subsidiaries, taken as a whole.

(d) IP Ownership. Except as would not be material to the Company and the Company Subsidiaries, taken as a whole, the Company or a Company Subsidiary is the sole and exclusive owner of each item of Company Intellectual Property (including all items listed in Section 3.16(a) of the Company Disclosure Schedule) and, except as may be set forth in Section 3.16(d) of the Company Disclosure Schedule, free and clear of any Liens (except for Permitted Liens). Except as would not be material to the Company and the Company Subsidiaries, taken as a whole, to the Knowledge of the Company, all personnel, including employees, agents, consultants and contractors, who have contributed to or participated in the conception or development, or both, of Company Intellectual Property material to the business of the Company or any of the Company Subsidiaries, (i) have been and are a party to “work-for-hire” arrangements with the Company or one of the Company Subsidiaries pursuant to which ownership of such Company Intellectual Property automatically vests in the Company or one of the Company Subsidiaries or (ii) have assigned to the Company or one of the Company Subsidiaries all of such personnel’s right, title and interest in such Company Intellectual Property and all other tangible and intangible property (including all Intellectual Property) developed, created or otherwise arising in connection with the conception or development of such Company Intellectual Property.

(e) Source Code; Open Source Software. No source code that is Company Intellectual Property and that is material to the business of the Company and the Company Subsidiaries, taken as a whole, has been disclosed, delivered or licensed by the Company or any Company Subsidiary to a third party, and no obligation exists to disclose, deliver or license any such source code in the future, except (i) to employees, consultants, independent contractors and agents of the Company or any of the Company Subsidiaries acting on the Company’s or any Company Subsidiaries’ behalf and (ii) source code placed in third party escrows that has not been released from such escrow and will not be released as a result of this Agreement or the consummation of the transactions contemplated hereby. Except as would not be material to the business of the Company and the Company Subsidiaries, taken as a whole, to the Knowledge of the Company, the Company has not in the three (3) years preceding the date of this Agreement used and is not using Open Source Software in any manner that would, with respect to any Company Intellectual Property, (i) require its disclosure or distribution in source code form, (ii) require the licensing thereof for the purpose of making derivative works, (iii) impose any restriction on the consideration to be charged for the distribution thereof or (iv) create obligations for the Company or any Company Subsidiary with respect to any Company Intellectual Property or grant to any third party any rights under any Company Intellectual Property. With respect to any Open Source Software that is being used by the Company or any Company Subsidiary, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, the Company and the Company Subsidiaries are in compliance with all applicable licenses with respect thereto.

Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in Section 3.4, this Section 3.16 and in Section 3.14 are the sole and exclusive representations and warranties of the Company with respect to Intellectual Property, data security, privacy and data transfer.

3.17 Certain Business Practices.

(a) Since January 1, 2011, none of the Company, the Company Subsidiaries, or any of the Company’s directors or executive officers, in connection with the business of the Company or any Company Subsidiary, or, to the Knowledge of the Company, any other employee or third party, in each case, acting on behalf of the Company or any Company Subsidiary, has taken any action in material violation of the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the UK Bribery Act 2010, or any other applicable anti-bribery or anti-corruption related Laws (collectively, “Bribery Legislation”).

(b) Since January 1, 2011, neither the Company nor any Company Subsidiary has received any written, or, to the Knowledge of the Company, oral communication from any Governmental Entity that alleges or finds that the Company, any Company Subsidiary or any employee or agent thereof (in such capacity) is in violation of any Bribery Legislation, including the FCPA.

3.18 Customs and Trade Laws. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) each of the Company and Company Subsidiaries is, and at all times since January 1, 2014 has been, in compliance with all applicable Customs and International Trade Laws, and (b) as of the date hereof there are no material pending or to the Knowledge of the Company threatened claims concerning any liability of the Company and the Company Subsidiaries with respect to any false statement or omission made by the Company or any Company Subsidiary related to (i) applicable Customs and International Trade Laws or (ii) export licenses or other approvals or matters involving any Customs and International Trade Laws matter.

3.19 Tax Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) (i) all Tax Returns that are required to be filed by or with respect to the Company or any of the Company Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, complete, and accurate, and (ii) the Company and the Company Subsidiaries have paid all Taxes due and owing by any of them (including Taxes required to be withheld from payments to third parties), in each case, other than with respect to Taxes for which adequate reserves have been established, in accordance with GAAP and in the financial statements of the Company and the Company Subsidiaries;

(b) no deficiencies for Taxes have been assessed by any Governmental Entity in writing against the Company or any of the Company Subsidiaries except for deficiencies which have been satisfied by payment, settled or withdrawn;

(c) as of the date hereof, there is not pending any audit, examination, investigation or other proceeding with respect to any Taxes of the Company or any of the Company Subsidiaries, and neither the Company nor any of the Company Subsidiaries has received written notice within the three (3) years prior to the date of this Agreement from a Government Entity in a jurisdiction where it does not file income Tax Returns that it is or may be subject to income taxation by that jurisdiction;

(d) neither the Company nor any of the Company Subsidiaries has waived any statute of limitations with respect to any Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency;

(e) the Company has not constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement;

(f) neither the Company nor any of the Company Subsidiaries is a party to any Tax allocation, sharing or indemnity agreement (other than (i) any Tax indemnification provisions in commercial agreements or agreements that are not primarily related to Taxes and (ii) any agreement between or among any of the Company and the Company Subsidiaries);

(g) neither the Company nor any of the Company Subsidiaries has participated in any “listed transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4(b)(2);

(h) neither the Company nor any of the Company Subsidiaries has liability for any Taxes of another Person (other than the Company or the Company Subsidiaries) pursuant to U.S. Treasury Regulation Section 1.1502-6 or a similar provision of any applicable Law, or as a transferee or successor;

(i) there are no Liens for Taxes upon the assets of the Company or any of the Company Subsidiaries that are not provided for in the Company SEC Documents, other than Permitted Liens;

(j) the Company and each of the Company Subsidiaries (i) have made available to Parent true, correct and complete copies of all written agreements with any Governmental Entity relating to Tax holidays or Tax incentives, as in effect as of the date hereof, and (ii) are in compliance with all requirements of any such Tax holidays or Tax incentives;

(k) to the Knowledge of the Company, neither the Company nor any of the Company Subsidiaries has incurred any liabilities for Taxes since December 31, 2015, other than in the ordinary course of business or in connection with any transaction contemplated by this Agreement; and

(l) to the Knowledge of the Company, the Company has made available to Parent all contemporaneous documentation prepared and maintained by or on behalf of the Company or the Company Subsidiaries to substantiate the transfer pricing practices and methodology of the Company and the Company Subsidiaries for tax years ended December 31, 2013 and December 31, 2014.

Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 3.19 and in Section 3.11 are the sole and exclusive representations and warranties of the Company with respect to Taxes.

3.20 Real Property.

(a) With respect to each parcel of Owned Real Property:

(i) Either the Company or a Company Subsidiary has good, valid and marketable fee simple title (or the equivalent, as applicable), free and clear of all Liens (other than Permitted Liens).

(ii) To the Knowledge of the Company, no third party has a right to acquire any interest in the Owned Real Property.

(iii) As of the date hereof, there are no eminent domain or similar proceedings pending or, to the Knowledge of the Company, threatened affecting all or any material portion of the Owned Real Property. To the Knowledge of the Company, as of the date hereof there is no writ, injunction, decree, order or judgment outstanding, nor any Proceeding pending or threatened, relating to the ownership, lease, use, occupancy or operation by any Person of the Owned Real Property.

(iv) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Owned Real Property is in good condition and repair and is sufficient for the uses in which such property is presently employed.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Lease requiring an annual payment in excess of $500,000 (the “Material Company Lease”) is, to the Knowledge of the Company, valid and in full force and effect and (ii) as of the date hereof, neither the Company nor any of the Company Subsidiaries, nor to the Knowledge of the Company any other party to any Material Company Lease, has violated any provision of such Material Company Lease, and neither the Company nor any Company Subsidiary has received written notice that it has breached, violated or defaulted under any Material Company Lease.

3.21 Insurance. The Company and the Company Subsidiaries maintain policies of insurance covering the Company, the Company Subsidiaries and their respective employees, properties and assets (collectively, “Insurance Policies”) in amounts which the Company reasonably believes are adequate for the operation of its and the Company Subsidiaries’ businesses. Neither the Company nor any Company Subsidiary (a) is in breach or default of any of the Insurance Policies or (b) has received any written notice of termination or cancellation or denial of coverage with respect to any Insurance Policy, and all such insurance is outstanding and duly in force, except in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.22 Opinion of Financial Advisor. The Company Board has received the opinion (the “Fairness Opinion”) of Goldman, Sachs & Co. (the “Company Financial Advisor”), to the effect that, as of the date of the Fairness Opinion, and based upon and subject to the various qualifications, assumptions and limitations set forth therein, the $40.50 per Share to be paid the stockholders (other than Holdings, Parent and Merger Sub and their respective affiliates) of the Company pursuant to this Agreement is fair to such stockholders from a financial point of view.

3.23 Information in the Proxy Statement. The Proxy Statement, at the time it is first mailed to the stockholders of the Company and at the time of the Stockholder Meeting, will not contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading at the time and in light of the circumstances under which such statement is made, except that no representation or warranty is made by the Company with respect to information supplied in writing by Holdings, Parent or Merger Sub specifically for inclusion therein. The Proxy Statement will comply, as of its mailing date, as to form in all material respects with all applicable Laws, including the provisions of the Securities Act and the Exchange Act, except that no representation or warranty is made by the Company with respect to information supplied by Holdings, Parent or Merger Sub for inclusion therein.

3.24 Brokers. Except for the Company’s obligations to the Company Financial Advisor, no broker, investment banker, financial advisor or other Person is entitled to any brokerage, finders’, advisory or similar fee in connection with the transactions contemplated by this Agreement, including the Merger, based upon arrangements made by or on behalf of the Company or any Company Subsidiary.

3.25 State Takeover Statutes. Assuming the accuracy of the representations contained in Section 4.7, no “moratorium,” “fair price,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law or any similar anti-takeover provision in the Company Charter or Company Bylaws is, or at the Effective Time will be, applicable to this Agreement or the Merger.

3.26 National Security. (a) Neither the Company nor any Company Subsidiary manufactures or exports any technology, products, technical data, or any other material that is (i) subject to the United States International Traffic in Arms Regulations, Export Administration Regulations (other than items designated as EAR99 on the Commodity Classification List) or (ii) to the Knowledge of the Company, otherwise prohibited from being exported to China under applicable export control laws; and (b) to the Knowledge of the Company, (i) neither the Company nor any Company Subsidiary has received, directly or indirectly, grants or similar funds relating to research or development from any U.S. federal Governmental Entity during the past five years, (ii) as of the date hereof, (A) neither the Company nor any Company Subsidiary is, and for the three (3) years prior to the date of this Agreement, neither the Company nor any Company Subsidiary has been, a party to any customer or supply Contract that involves annual receipts by the Company or any of the Company Subsidiaries in excess of $50,000 individually with any U.S. federal Governmental Entity as a prime contractor (each, a “Government Contract”) and (B) neither the Company nor any Company Subsidiary has, for the five (5) years prior to the date of this Agreement, entered into any Government Contract with respect to a classified program, and (c) neither the Company nor any Company Subsidiary stores information that is classified for national security purposes under Executive Order 13256 (or similar Law). Prior to the execution hereof, the Company has provided Purchaser’s Representatives, on an “outside counsel only” basis, a list (which list was generated on April 16, 2016) setting forth U.S. Federal government printer sales accounts for the Company’s printer sales force that provides certain sales data for the years 2013, 2014 and 2015, which list and data the Company uses for purposes of determining compensation for certain of its U.S. Federal government sales professionals.

3.27 No Other Representations or Warranties. In the absence of fraud and intentional misrepresentation, except for the representations and warranties expressly set forth in this Article 3 (as qualified by the Company Disclosure Schedule), none of the Company, any of its affiliates or any other Person on behalf of the Company makes any express or implied representation or warranty (and there is and has been no reliance by Holdings, Parent, Merger Sub or any of their respective Representatives or affiliates on any such representation or warranty) with respect to the Company, the Company Subsidiaries or their respective businesses or with respect to any other information provided, or made available, to Holdings, Parent, Merger Sub or their respective Representatives or affiliates in connection with the transactions contemplated hereby, including the accuracy or completeness thereof. Without limiting the foregoing, in the absence of fraud and intentional misrepresentation, neither the Company nor any other Person will have or be subject to any liability or other obligation to Holdings, Parent, Merger Sub or their Representatives or affiliates or any other Person resulting from Holdings’, Parent’s, Merger Sub’s or their Representatives’ or affiliates’ use of any information, documents, projections, forecasts or other material made available to Holdings, Parent, Merger Sub or their Representatives or affiliates, including any information made available in the electronic data room maintained by or on behalf of the Company or its Representatives for purposes of the transactions contemplated by this Agreement, teasers, marketing materials, consulting reports or materials, confidential information memoranda, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Holdings, Parent, Merger Sub or their respective Representatives or affiliates or in any other form in connection with the transactions contemplated by this Agreement, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article 3 (as qualified by the Company Disclosure Schedule).

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF APEX, HOLDINGS, PARENT AND MERGER SUB

Except as set forth in the disclosure schedule delivered by Apex, Holdings, Parent and Merger Sub to the Company concurrent with the execution of this Agreement (the “Parent Disclosure Schedule”) (it being acknowledged and agreed that disclosure in any section or subsection of the Parent Disclosure Schedule shall be deemed disclosed with respect to all sections of this Agreement and all other sections or subsections of the Parent Disclosure Schedule to the extent that the relevance of such disclosure to such other section or subsection is reasonably apparent), Apex, Holdings, Parent and Merger Sub hereby represent and warrant to the Company as follows:

4.1 Organization and Qualification. Each of Apex, Holdings, Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation and has the requisite power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Each of Apex, Holdings, Parent and Merger Sub is duly qualified to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.2 Authority. Each of Apex, Holdings, Parent and Merger Sub has the requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Merger. Except for the Apex Shareholder Approval in connection with the consummation of the transactions contemplated hereby (including the Merger) and subject to Section 4.4, the execution and delivery of this Agreement by each of Apex, Holdings, Parent and Merger Sub, as applicable, and the consummation by Apex, Holdings, Parent and Merger Sub of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by all necessary corporate action, including the approval of this Agreement by Holdings as sole shareholder of Parent and Parent as sole stockholder of Merger Sub, in each case, by resolution of its director(s) in accordance with the memorandum and articles of association of Parent and the Certificate of Incorporation of Merger Sub, respectively (evidence of each of which written consents has been delivered to the Company), and no other corporate proceedings on the part of Apex, Holdings, Parent or Merger Sub are necessary to adopt this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Apex, Holdings, Parent and Merger Sub and, assuming due and valid authorization, execution and delivery by the Company, constitutes a legally valid and binding obligation of Apex, Holdings, Parent and Merger Sub, enforceable against Apex, Holdings, Parent and Merger Sub in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditors’ rights, and to general equitable principles, including specific performance and injunctive and other forms of equitable relief).

4.3 No Conflict. None of the execution, delivery or performance of this Agreement by Apex, Holdings, Parent or Merger Sub or the consummation by Apex, Holdings, Parent or Merger Sub of the Merger or any other transaction contemplated by this Agreement will (with or without notice or lapse of time, or both) conflict with or violate any provision of the certificate of incorporation, memorandum and articles of association, bylaws or similar organizational or governing documents of Apex, Holdings, Parent or Merger Sub. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of the execution, delivery or performance of this Agreement by Apex, Holdings, Parent or Merger Sub or the consummation by Apex, Holdings, Parent or Merger Sub of the Merger or any other transaction contemplated by this Agreement will (with or without notice or lapse of time, or both) (a) assuming that the Apex Shareholder Approval is obtained and assuming that all consents, approvals, authorizations and permits described in Section 4.4 have been obtained and all filings and notifications described in Section 4.4 have been made and any waiting periods thereunder have terminated or expired, and any other condition precedent to such consent, approval, authorization or waiver has been satisfied, conflict with or violate any Law applicable to Apex, Holdings, Parent or Merger Sub or any other Subsidiary of Apex, Holdings or Parent (each, a “Parent Subsidiary” and, collectively, the “Parent Subsidiaries”) or any of their respective properties or assets or (b) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a change of control or default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than Permitted Liens) upon any of the respective properties or assets of Holdings, Parent, Merger Sub or any Parent Subsidiary pursuant to any Contract, permit or other instrument or obligation to which Holdings, Parent, Merger Sub or any Parent Subsidiary is a party or by which they or any of their respective properties or assets may be bound or affected.

4.4 Required Filings and Consents. Assuming the accuracy of the representations of the Company in Section 3.5, none of the execution, delivery or performance of this Agreement by Apex, Holdings, Parent and Merger Sub or the consummation by Apex, Holdings, Parent and Merger Sub of the Merger or any other transaction contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or the filing or registration with or notification to, any Governmental Entity, other than (a) the filing of the Certificate of Merger as required by the DGCL, (b) compliance with the pre-merger notification obligations of the HSR Act and the Competition Laws in Austria, Germany, Mexico, Poland, Russia and Turkey, (c) compliance with and filings under any applicable foreign, federal or state securities laws, including the Securities Act and the Exchange Act, (d) submission to CFIUS of the CFIUS Notice and receipt of the CFIUS Approval, (e) the filings and approvals with or by PRC Governmental Entities with respect to the transactions contemplated hereby, including (i) the filings with and/or approvals of NDRC and MOFCOM with respect to the transactions contemplated hereby and (ii) SAFE’s registration and/or approvals in connection with the transactions contemplated hereby, including registration and/or approvals for conversion of RMB funds into U.S. dollar funds and transfer of U.S. dollar funds to Merger Sub or the holders of Shares or other interests pursuant to or in connection with this Agreement (the filings, approvals, acceptances and/or registrations referred to in clauses (i) and (ii) of this Section 4.4(e) and Section 4.4(f) collectively, the “PRC Regulatory Approvals”), (f) acceptance by the Shenzhen Stock Exchange (“SZSE”) of the disclosure of the major assets purchase report of Apex with respect to the transactions contemplated hereby (the “SZSE Clearance”) and (g) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Entity would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date hereof, none of Seine, Apex, Holdings, Parent or any of their respective affiliates (nor, to the Knowledge of Parent, any of the other Equity Financing Sources or any of their respective affiliates) have received any communication from the NDRC in respect of or relating to any of the transactions contemplated by this Agreement (other than the letter dated January 6, 2016 from the NDRC to Seine, which Parent has provided to the Company).

4.5 Litigation. As of the date hereof, there is no Proceeding to which Holdings, Parent or any Parent Subsidiary is a party pending or, to the Knowledge of Parent, threatened that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date hereof, none of Apex, Holdings, Parent or Merger Sub nor any of their respective properties or assets is or are subject to any outstanding Order that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.6 Information in the Proxy Statement. The information relating to Apex, Holdings, Parent or Merger Sub supplied by or on behalf of Apex, Holdings, Parent or Merger Sub for inclusion in, or incorporation by reference into, the Proxy Statement will not, when filed with the SEC, when distributed or disseminated to the Company’s stockholders or at the time of the Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements made therein, at the time and in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Apex, Holdings, Parent and Merger Sub make no representation or warranty with respect to any information supplied by the Company, the Company Subsidiaries or any of their respective affiliates that is contained in the Proxy Statement.

4.7 Ownership of Company Capital Stock.

(a) None of Apex, Holdings, Parent, Merger Sub or any other Parent Subsidiary beneficially owns any Shares.

(b) None of Apex, Holdings, Parent, Merger Sub or any other Parent Subsidiary is, nor at any time during the last three (3) years has Apex, Holdings, Parent, Merger Sub or any other Parent Subsidiary been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL.

4.8 Ownership of Parent and Merger Sub. All of the outstanding Equity Interests of Parent have been duly authorized and validly issued and are wholly owned by Holdings. All of the outstanding Equity Interests of Merger Sub have been duly authorized and validly issued and are wholly owned by Parent. Merger Sub was formed solely for purposes of the Merger and, except for matters incidental to formation and execution and delivery of this Agreement and the performance of the transactions contemplated hereby, Merger Sub has not prior to the date hereof engaged in any business or other activities.

4.9 No Holdings, Parent or Merger Sub Activity. Holdings, Parent and Merger Sub were formed solely for the purpose of engaging in the transactions contemplated hereby, including the Merger, and since the date of Holdings’, Parent’s and Merger Sub’s formation, none of Holdings, Parent or Merger Sub has engaged in any activities other than in connection with its formation and this Agreement and the transactions contemplated hereby, including the Merger.

4.10 Management Arrangements. As of the date hereof, none of Apex, Holdings, Parent or Merger Sub, or any of their respective executive officers, directors or affiliates, has entered into any agreement, arrangement or understanding with any of the executive officers, directors or affiliates of the Company that is currently in effect or would become effective in the future (upon consummation of the Merger or otherwise) and that would be required to be disclosed under Item 1005(d) of Regulation M-A under the Exchange Act.

4.11 Vote and Approval Required. At a meeting duly called and held, the board of directors of Apex has approved this Agreement and the transactions contemplated hereby in accordance with applicable Law, the articles of association of Apex and the applicable listing rules and regulations of Shenzhen Stock Exchange. The affirmative vote of at least two-thirds of the voting shares of Apex held by the shareholders present at the Apex Shareholder Meeting approving this Agreement, the transactions contemplated hereby (including the Merger) and the other matters set forth in Section 4.11 of the Parent Disclosure Schedule (collectively, the “Apex Shareholder Approval”) is the only vote of holders of any of Apex’s capital stock necessary in connection with the consummation of the Merger or the transactions contemplated hereby. No vote of the shareholders of Holdings or Parent or the holders of any other securities of Holdings or Parent (equity or otherwise) is required by any applicable Law, the articles of association or bylaws or other equivalent organizational documents of Holdings or Parent, for Holdings and Parent to consummate the transactions contemplated hereby. The Authorizations from Governmental Entities and shareholders that are required to be obtained by any of Apex, Holdings, Parent and Merger Sub set forth in Section 6.1 of this Agreement include all material Authorizations from Governmental Entities and shareholders that are required to be obtained in connection with the transactions contemplated hereby, including the Merger. “Authorization” when used in this Section 4.11 means: (a) an authorization, consent, approval, resolution, license, exemption, filing, notarization, lodgment or registration; or (b) in relation to anything which will be fully or partly prohibited or restricted by Law if a Governmental Entity intervenes or acts in any way within a specified period after lodgment, filing, registration or notification, the expiry of that period without intervention or action.

4.12 Availability of Funds. Holdings, Parent and Merger Sub have furnished the Company with a true and complete copy of (a) each executed equity commitment letter, dated as of the date hereof, among each of (i) Apex and Seine, (ii) PAG Asia I LP, (iii) PAG Asia II LP and (iv) Legend Capital Management Co., Ltd. (collectively, the “Equity Financing Sources”), on the one hand, and Holdings and the Company, on the other hand (such letters, including all exhibits, schedules, annexes, supplements and amendments thereto, collectively, the “Equity Commitment Letters”), (b) an executed debt commitment letter, dated as of the date hereof, among Bank of China Limited, New York Branch, China CITIC Bank International Limited, China CITIC Bank International Limited, New York Branch, China CITIC Bank Corporation Limited, Guangzhou Branch (together with their respective affiliates, their successors and assigns and each other Person that has committed to provide or has otherwise entered into agreements in connection with the Debt Financing, including any joinder, together with the former, current or future partners, shareholders, members, managers, directors, officers, employees, agents and representatives of each of the foregoing and their successor and assigns, the “Debt Financing Sources”) and Merger Sub and each executed fee letter associated therewith (provided, that provisions in the fee letter related solely to fees, flex terms and other economic terms may be redacted to the extent they do not affect the conditionality of the debt commitments contemplated thereby) (such commitment letter, including all exhibits, schedules, annexes, supplements and amendments thereto and each such redacted fee letter, collectively, the “Debt Commitment Letter”), and (c) an executed commitment letter, dated as of the date hereof, among Bank of China Limited, Zhuhai Branch, Bank of China Limited, Macau Branch, China CITIC Bank International Limited, China CITIC Bank Corporation Limited, Guangzhou Branch and China CITIC Bank International Limited, New York Branch (together with their respective affiliates, their successors and assigns and each other Person that has committed to provide or has otherwise entered into agreements in connection with the SBLC Financing, including any joinder, together with the former, current or future partners, shareholders, members, managers, directors, officers, employees, agents and representatives of each of the foregoing and their successor and assigns, the “SBLC Financing Sources” and together with the Debt Financing Sources and the Equity Financing Sources, the “Financing Sources”) and Parent and each executed fee letter associated therewith (provided, that provisions in the fee letter related solely to fees, flex and other economic terms may be redacted to the extent they do not affect the conditionality of the debt commitments contemplated thereby) (such commitment letter, including all exhibits, schedules, annexes, supplements and amendments thereto and each such redacted fee letter, collectively, the “SBLC Commitment Letter” and together with the Equity Commitment Letters and the Debt Commitment Letter, the “Commitment Letters”). Pursuant to the Commitment Letters, and subject to the terms and conditions thereof, the Financing Sources have committed to provide Holdings, Parent or Merger Sub, as applicable, with the amounts set forth in the Commitment Letters (the “Financing”) for purposes of financing the Merger and the other transactions contemplated hereby. None of the Commitment Letters has been amended or modified prior to the date hereof, and, to the Knowledge of Parent, no such amendment or modification is contemplated as of the date hereof (other than solely in connection with the appointment of additional agents and arrangers as contemplated by the Debt Commitment Letter or SBLC Commitment Letter). As of the date hereof, (i) the respective commitments contained in the Commitment Letters have not been withdrawn or rescinded in any respect and (ii) no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or Merger Sub under any Commitment Letters. There are no side letters or other agreements, contracts or arrangements of any kind relating to any Commitment Letter that impose conditions to the funding of the Financing contemplated by the Commitment Letters other than as expressly set forth in the Commitment Letters delivered to the Company on the date hereof. Assuming the satisfaction of the conditions set forth in Sections 6.1 and 6.2 and performance by the Company of its obligations under this Agreement, the aggregate net proceeds contemplated by the Commitment Letters, when funded in accordance with the applicable Commitment Letters on the Closing Date, will be sufficient for Parent and the Surviving Corporation to pay and satisfy in full all amounts required to be paid pursuant to this Agreement or otherwise in connection with the Merger, including (1) the aggregate Merger Consideration hereunder, (2) the cash consideration to be paid to holders of Company Options and Company RSU Awards, (3) the 2018 Notes and the 2020 Notes, in each case, together with the “change of control” premium and accrued interest due thereon, to the extent applicable, (4) the Credit Agreement dated as of January 18, 2012, as amended, among the Company, JPMorgan Chase Bank, N.A., as Administrative Agent, and the other parties thereto and (5) all fees and expenses of Parent and Merger Sub in connection with the transactions contemplated hereby payable at Closing. The Commitment Letters are not subject to any conditions precedent relating to the funding of the Financing other than as set forth therein and, as of the date hereof, are binding and in full force and effect and are the legal, valid, binding and enforceable obligations of Holdings, Parent or Merger Sub, as applicable (assuming due authorization, execution and delivery by the other parties thereto) and, to the Knowledge of Parent, each of the other parties thereto, in each case, except that enforceability may be subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally. All commitment and other fees required to be paid under the Commitment Letters prior to the date hereof have been paid in full. Assuming the satisfaction of the conditions set forth in Sections 6.1 and 6.2 and performance by the Company of its obligations under this Agreement, Parent has no reason to believe that the conditions to the funding contemplated by the Commitment Letters will not be satisfied or that the aggregate proceeds contemplated by the Commitment Letters will not be available to Holdings, Parent or Merger Sub, as applicable, on the Closing Date; provided, that Parent is not making any representation or warranty regarding the effect of any inaccuracy of the representations and warranties of the Company set forth in Article 3 or the Company’s compliance hereunder. Notwithstanding anything to the contrary contained herein, the Company agrees that a breach of the representation and warranties in this Section 4.12 shall not result in the failure of a condition precedent to the Company’s obligations under this Agreement, if (notwithstanding such breach) Parent is willing and able to consummate the transactions contemplated hereby on the Closing Date in accordance with the terms hereof.

4.13 Solvency. None of Holdings, Parent or Merger Sub is entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors thereof. Assuming the satisfaction in full of the conditions set forth in Section 6.1 and Section 6.2, as of the Closing, immediately after giving effect to the consummation of the transactions contemplated by this Agreement, including the Financing, Holdings on a consolidated basis with Parent and the other Parent Subsidiaries (including the Company and the Company Subsidiaries) will be Solvent. For purposes of this Section 4.13, “Solvent” means that:

(a) the amount of the fair value of the assets of Holdings, Parent and the Parent Subsidiaries, on a consolidated basis as of such date, exceeds, on a consolidated basis, the amount of all liabilities of Parent and the Parent Subsidiaries on a consolidated basis, contingent or otherwise;

(b) the present fair saleable value of the property (on a going concern basis) of Holdings, Parent and the Parent Subsidiaries, on a consolidated basis, is greater than the amount that will be required to pay the probable liability, on a consolidated basis, of their debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured in the ordinary course of business;

(c) Holdings, Parent and the Parent Subsidiaries, on a consolidated basis, are able to pay their debts and liabilities, subordinated, contingent or otherwise, as such liabilities become absolute and matured in the ordinary course of business; and

(d) Holdings, Parent and the Parent Subsidiaries, on a consolidated basis, are not engaged in, and are not about to engage in, any business or transaction contemplated as of the date hereof for which they have unreasonably small capital.

For purposes of this Section 4.13, the amount of any contingent liability at any time shall be computed as the amount that would reasonably be expected to become an actual and matured liability.

4.14 Investigation; No Other Representations and Warranties. Each of Apex, Holdings, Parent and Merger Sub has conducted its own independent review and analysis of the business, operations, assets, Contracts, Intellectual Property, real estate, technology, liabilities, results of operations, financial condition and prospects of the Company and the Company Subsidiaries, and each of them acknowledges that it and its Representatives have received access to such books and records, facilities, equipment, contracts and other assets of the Company and the Company Subsidiaries that it and its Representatives have requested to review and that it and its Representatives have had the opportunity to meet with the management of the Company and to discuss the business and assets of the Company and the Company Subsidiaries. Each of Apex, Holdings, Parent and Merger Sub acknowledges that neither the Company nor any Person on behalf of the Company makes, and none of Apex, Holdings, Parent or Merger Sub has relied upon, any express or implied representation or warranty with respect to the Company or any Company Subsidiary or with respect to any other information provided to Apex, Holdings, Parent or Merger Sub in connection with the transactions contemplated by this Agreement including the accuracy, completeness or currency thereof other than the representations and warranties contained in Article 3 (as qualified by the Company Disclosure Schedule). Without limiting the foregoing, each of Apex, Holdings, Parent and Merger Sub acknowledges and agrees that neither the Company nor any other Person will have or be subject to any liability or other obligation to Apex, Holdings, Parent, Merger Sub or their Representatives or affiliates or any other Person resulting from Apex’s, Holdings’, Parent’s, Merger Sub’s or their Representatives’ or affiliates’ use of any information, documents, projections, forecasts or other material made available to Apex, Holdings, Parent, Merger Sub or their Representatives or affiliates, including any information made available in the electronic data room maintained by or on behalf of the Company or its Representatives for purposes of the transactions contemplated by this Agreement, teasers, marketing materials, consulting reports or materials, confidential information memoranda, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Apex, Holdings, Parent, Merger Sub or their respective Representatives or affiliates or in any other form in connection with the transactions contemplated by this Agreement, unless and to the extent any such information is expressly included in a representation or warranty contained in Article 3 hereof (as qualified by the Company Disclosure Schedule).

ARTICLE 5

COVENANTS

5.1 Conduct of Business by the Company Pending the Closing. The Company agrees that, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Article 7, except as set forth in Section 5.1 of the Company Disclosure Schedule, as required by applicable Law or as contemplated or permitted by this Agreement (including the remainder of this Section 5.1), or otherwise with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), the Company will, and will cause each Company Subsidiary to, (i) conduct its operations only in the ordinary course of business consistent with past practice and (ii) use its commercially reasonable efforts to preserve substantially intact its business organization and to preserve its and their present relationships with customers, suppliers, employees and other Persons with whom it and they have material business relations. Without limiting the foregoing, and as an extension thereof, except as set forth in Section 5.1 of the Company Disclosure Schedule, as required by applicable Law or as contemplated or permitted by this Agreement, or otherwise with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any Company Subsidiary to, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Article 7:

(a) amend, modify, waive, rescind or otherwise change the Company Charter or Company Bylaws or, in the case of Company Subsidiaries, their certificates of incorporation, bylaws, or equivalent organizational or governing documents in a manner that is material to the business of such Company Subsidiary;

(b) issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, any shares of capital stock of, or other Equity Interests in, the Company or any Company Subsidiary, or any rights based on the value of any such Equity Interests (except for transactions between the Company and any direct or indirect wholly owned Company Subsidiary or between direct or indirect wholly owned Company Subsidiaries), other than (i) grants of Company RSU Awards covering up to 50,000 Shares in the aggregate in connection with new hires and promotions in the ordinary course of business, (ii) the issuance of Shares upon the exercise of Company Options or the vesting of Company RSU Awards outstanding as of the date hereof or otherwise permitted to be granted hereunder in accordance with their terms, (iii) the adoption of a stockholder rights agreement and the issuance of rights to purchase Equity Interests of the Company pursuant to such stockholder rights agreement and the issuance of Equity Interests pursuant to the exercise of such rights, so long as such stockholder rights agreement is not applicable to the Merger and (iv) pledges of securities in connection with the incurrence or refinancing of indebtedness permitted under Section 5.1(h);

(c) directly or indirectly sell, lease, license, sublicense, transfer, sell and leaseback, exchange, swap, abandon, mortgage or otherwise encumber or subject to any Lien (other than any Permitted Lien) or otherwise dispose in whole or in part of any of its properties, assets or rights (other than Company Intellectual Property, which shall be governed by Section 5.1(o), and other than any such disposals of inventory or excess or obsolete assets, rights or properties in the ordinary course of business) or any interest therein except properties, assets or rights that have a fair market value of less than $1,500,000 individually or $7,500,000 in the aggregate (except, in each case, for (i) transactions between the Company and any direct or indirect wholly owned Company Subsidiary or between direct or indirect wholly owned Company Subsidiaries and (ii) pursuant to the Company’s existing receivables purchase facilities, European receivables factoring programs or any refinancing thereof permitted by Section 5.1(h));

(d) authorize, declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock or other Equity Interests or enter into any agreement with respect to the voting of its capital stock (other than dividends paid by a direct or indirect wholly owned Company Subsidiary to the Company or another direct or indirect wholly owned Company Subsidiary or the dividend of rights to purchase Equity Interests of the Company pursuant to a stockholder rights agreement permitted to be adopted under Section 5.1(b)); provided, that the Company may continue to authorize, declare and pay regular quarterly cash dividends on Shares (and, with respect to Company RSU Awards, dividend equivalents) in an amount not to exceed $0.36 per Share for each quarterly dividend, with usual record and payment dates for such dividends in accordance with past dividend practice;

(e) reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of the Company’s capital stock, or other Equity Interests, except (i) the acquisition by the Company of Shares in connection with the surrender of Shares by holders of Company Options to be able to pay the exercise price of the Company Option in accordance with the terms of such Company Options as in effect on the date hereof, (ii) the withholding or disposition of Shares to satisfy withholding Tax obligations with respect to awards granted pursuant to the Benefit Plans in accordance with the terms of such awards as in effect on the date hereof, (iii) upon the forfeiture of outstanding Company Options or Company RSU Awards pursuant to their terms upon the termination of the employment of the holder thereof or otherwise or (iv) the redemption of any Equity Interests pursuant to a stockholder rights agreement permitted to be adopted under Section 5.1(b);

(f) merge or consolidate the Company or any Company Subsidiary with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary, other than transactions between the Company and any direct or indirect wholly owned Company Subsidiary or between direct or indirect wholly owned Company Subsidiaries;

(g) acquire (including by merger, consolidation, or acquisition of stock or assets) any Person, except with respect to such acquisitions in the ordinary course with a purchase price (including assumed indebtedness for borrowed money) not exceeding $5,000,000 individually or $10,000,000 in the aggregate and except for transactions between the Company and any direct or indirect wholly owned Company Subsidiary or between direct or indirect wholly owned Company Subsidiaries;

(h) incur any indebtedness for borrowed money or issue any debt securities or assume or guarantee the obligations of any Person (other than the Company and any direct or indirect wholly owned Company Subsidiary), except (i) in connection with refinancings of existing indebtedness that will mature prior to the expected Closing Date, (ii) for borrowings in the ordinary course of business under the Company’s existing credit facilities and receivables purchase facilities (or under refinancings of existing credit facilities and receivables purchase facilities that will mature prior to the expected Closing Date) and for transactions between the Company and any direct or indirect wholly owned Company Subsidiary or between direct or indirect wholly owned Company Subsidiaries, (iii) indebtedness for borrowed money that is prepayable at any time without penalty or premium, in an amount not to exceed $10,000,000 in the aggregate, (iv) short-term borrowings (exclusive of those under any existing credit facilities, existing receivables purchase facilities, existing European receivables factoring programs or refinancings of such receivables purchase facilities or receivables factoring programs) in an aggregate principal amount not to exceed $5,000,000 outstanding at any time for working capital purposes in the ordinary course of business or (v) letters of credit and similar instruments issued in the ordinary course of the Company’s business, including the pledging of cash or other security as may be required by the issuer;

(i) make any material loans, advances or capital contributions to any other Person, except for (i) loans among the Company and its direct or indirect wholly owned Company Subsidiaries or among the Company’s direct or indirect wholly owned Company Subsidiaries and (ii) operating leases and extensions of credit terms to customers in each case in the ordinary course of business;

(j) make any new capital expenditure or expenditures, or commit to do so, other than capital expenditures (i) contemplated by the Company’s 2016 budget (the “2016 Budget”) set forth in Section 5.1(j) of the Company Disclosure Schedule, (ii) in any calendar quarter of 2017, not in excess in the aggregate of one quarter of the aggregate amount contemplated by the 2016 Budget or (iii) capital expenditures of less than $1,500,000 individually or $7,500,000 in the aggregate;

(k) except in the ordinary course of business, (i) enter into any Contract that would, if entered into prior to the date hereof, be a Company Material Contract, or (ii) materially modify or amend in a manner materially adverse to the Company, cancel or terminate or waive, release or assign any material rights or claims with respect to, any Company Material Contract (unless in the case of each of clauses (i) and (ii), such action is permitted under paragraph (b), (c), (g), (h), (i), (j), (l), (n), (o), (p) or (q) of this Section 5.1);

(l) other than to comply with any Benefit Plan as in effect on the date of this Agreement, (i) except as permitted by Section 5.6(f), increase the compensation or benefits of any employee of the Company or any Company Subsidiary except for routine increases in the base salaries (not in excess of 3% on an aggregate basis of all employees’ salaries for 2016) of employees with an annual base salary of less than $250,000 (or the equivalent of such amount) in the ordinary course of business consistent with past practice or in connection with promotions in the ordinary course business consistent with past practice; (ii) grant any rights to severance or termination pay to, or enter into any employment or severance agreement with, any employee of the Company or any Company Subsidiary other than employees with an annual base salary of less than $250,000 (or the equivalent of such amount), (iii) establish, adopt, enter into, amend or terminate any collective bargaining or any other labor-related agreements or arrangements with any labor union, labor organization, works council or group of employees, or bonus, profit sharing, thrift, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan or agreement for the benefit of any employee of the Company or any Company Subsidiary, other than (A) amendments to Benefit Plans that are health and welfare plans and (B) entries into or amendments of employment agreements or offer letters with employees with an annual base salary of less than $250,000 (or the equivalent of such amount), in each case, in the ordinary course of business consistent with past practice and in a manner that does not contravene the other covenants set forth in this Section 5.1(l) or materially increase the cost to the Company of maintaining such Benefit Plan or the benefits provided thereunder; or (iv) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Benefit Plan;

(m) make any material change in financial accounting policies, practices, principles, methods or procedures, other than as required by GAAP or Regulation S-X promulgated under the Exchange Act or other applicable rules and regulations of the SEC or applicable Law;

(n) other than in the ordinary course of business, waive, release, assign, settle or compromise any claims, liabilities or obligations arising out of, related to or in connection with litigation (other than litigation arising in connection with this Agreement or the transactions contemplated hereby) or other Proceedings, other than settlements of, or compromises for, any such litigation or other Proceedings (A) funded, subject to payment of a deductible, by insurance coverage maintained by the Company and the Company Subsidiaries or (B) for less than $5,000,000 (after taking into account insurance coverage maintained by the Company or the Company Subsidiaries) in the aggregate beyond the amounts reserved on the Company Financial Statements;

(o) (i) sell, assign, transfer, encumber or license (other than non-exclusive licenses granted in the ordinary course of business consistent with past practice or in connection with a compromise or settlement of any material claim, litigation, investigation or proceeding to the extent permitted under Section 5.1(n)), or (ii) other than in the ordinary course of business, permit to lapse, abandon or otherwise dispose of, in each case to any third company, any material Intellectual Property owned by the Company or any Company Subsidiary;

(p) other than in the ordinary course of business (i) amend any material Tax Return, (ii) settle or compromise any material Tax liability for an amount materially in excess of the amount accrued or reserved with respect thereto on the Company Balance Sheet (or in a more recent Company consolidated balance sheet included in the Company SEC Documents), (iii) make, change or revoke any material Tax election except to the extent consistent with past practice or (iv) change any material method of Tax accounting; or

(q) agree to do any of the foregoing.

5.2 Access to Information; Confidentiality.

(a) From the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement in accordance with Article 7, the Company shall, and shall cause the Company Subsidiaries to (i) provide to Holdings, Parent, Merger Sub, the Debt Financing Sources, and the SBLC Financing Sources and their respective Representatives reasonable access during normal business hours in such a manner as not to interfere unreasonably with the operation of any business conducted by the Company and the Company Subsidiaries, upon prior written notice to the Company, to the officers, employees, properties, offices and other facilities of the Company and the Company Subsidiaries and to the books and records thereof or (ii) use commercially reasonable efforts to furnish during normal business hours upon prior notice such information concerning the business, properties, Contracts, assets and liabilities of the Company and the Company Subsidiaries as Parent or its Representatives may reasonably request; provided, that the Company shall not be required to (or to cause any Company Subsidiary to) afford such access or furnish such information to the extent that the Company believes that doing so would (A) result in the loss of attorney-client, work product or other privilege, (B) result in the disclosure of any trade secrets of third parties or violate any obligations of the Company or any Company Subsidiary with respect to confidentiality to any Third Party or otherwise breach, contravene or violate any then effective Contract to which the Company or any Company Subsidiary is a party, (C) result in a competitor of the Company or of any Company Subsidiary receiving information that is competitively sensitive or (D) breach, contravene or violate any applicable Law (including Competition Laws).

(b) Each of Holdings, Parent and Merger Sub hereby agrees that all information provided to it or any of its Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be deemed to be “Information” as defined in, and which term shall be construed in accordance with, the confidentiality agreement (including the exceptions contained therein to that which constitutes “Information”), dated as of November 4, 2015, between the Company and Seine (the “Confidentiality Agreement”).

5.3 No Solicitation.

(a) Subject to the other clauses of this Section 5.3, from and after the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article 7, the Company shall not, and shall cause the Company Subsidiaries not to, and shall instruct its Representatives not to on behalf of the Company, (i) initiate, solicit or knowingly facilitate a proposal or offer, or the making, submission or announcement of any proposal or offer, which constitutes or would be reasonably expected to lead to an Acquisition Proposal, (ii) engage in, enter into or continue any discussions or negotiations regarding, or furnish to any Third Party any nonpublic information relating to the Company or any Company Subsidiary in response to, any inquiry, proposal or offer that constitutes or would be reasonably expected to lead to an Acquisition Proposal (other than informing any Third Party of the existence of the provisions contained in this Section 5.3) (provided, that the Company may ascertain facts from any Person making an Acquisition Proposal for the purpose of the Company Board’s informing itself about such Acquisition Proposal and the Third Party making it), (iii) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal, (iv) withdraw, change or qualify, or otherwise publicly propose to withdraw, change or qualify, in a manner adverse to Holdings, Parent or Merger Sub, the Company Board Recommendation or fail to include the Company Board Recommendation in the Proxy Statement when disseminated to the Company’s stockholders, (v) enter into any merger agreement, letter of intent or other similar agreement relating to any Acquisition Proposal, (vi) if a tender offer or exchange offer for the Shares that constitutes an Acquisition Proposal is commenced, fail to recommend against acceptance of such tender offer or exchange offer by the Company’s stockholders within ten (10) Business Days after commencement, or (vi) resolve or agree to do any of the foregoing (any action set forth in the foregoing clause (iii), (iv) or (vi) (to the extent related to the foregoing clauses (iii) or (iv)), a “Change of Board Recommendation”). The Company shall promptly cease and cause to be terminated any discussion or negotiation with any Persons conducted prior to the date hereof by the Company, the Company Subsidiaries or any of their respective Representatives with respect to any Acquisition Proposal or potential Acquisition Proposal.

(b) Notwithstanding anything to the contrary contained in Section 5.3(a), if at any time following the date hereof and prior to the Stockholder Approval (i) the Company receives a bona fide written Acquisition Proposal from a Third Party and (ii) the Company Board determines in good faith, after consultation with its advisors, based on information then available, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, then the Company may (A) furnish information with respect to the Company and the Company Subsidiaries to the Third Party making such Acquisition Proposal, its Representatives and its potential sources of financing and (B) participate in discussions or negotiations with the Third Party making such Acquisition Proposal, its Representatives and its potential sources of financing regarding such Acquisition Proposal; provided, that the Company (1) will not, and will cause the Company Subsidiaries not to and will instruct its Representatives not to, disclose any material nonpublic information to such Third Party without first entering into (or having previously entered into) an Acceptable Confidentiality Agreement with such Third Party and (2) will promptly (and in any event within seventy-two (72) hours) provide to Parent any material nonpublic information concerning the Company or the Company Subsidiaries provided or made available to such Third Party that was not previously provided or made available to Parent.

(c) The Company shall promptly (and in any event within seventy-two (72) hours) notify Parent in the event that the Company receives any Acquisition Proposal, and provide to Parent a copy of such Acquisition Proposal (or, where no such copy is available, a reasonable description of such Acquisition Proposal) unless such disclosure would violate any Contract by which the Company or any Company Subsidiary is bound as of the date hereof (provided, that the Company may redact the identity of, or any identifying facts regarding, the Person making such Acquisition Proposal). Without limiting the foregoing, the Company shall promptly (and in any event within seventy-two (72) hours after such determination) advise Parent if the Company determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to Section 5.3(b).

(d) Notwithstanding anything to the contrary contained in Section 5.3(a), if the Company has received a bona fide written Acquisition Proposal that the Company Board determines, after consultation with its financial advisors and outside counsel, constitutes a Superior Proposal, the Company Board may at any time prior to the Stockholder Approval, (i) effect a Change of Board Recommendation with respect to such Superior Proposal or fail to include the Company Board Recommendation in the Proxy Statement and/or (ii) terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal, in either case subject to the requirements of this Section 5.3(d). The Company shall not be entitled to effect a Change of Board Recommendation pursuant to this Section 5.3(d) or terminate this Agreement pursuant to this Section 5.3(d) and Section 7.1(g) unless the Company shall have provided to Parent at least three (3) Business Days’ prior written notice (the “Notice Period”) of the Company’s intention to take such action, which notice shall specify the material terms and conditions of such Acquisition Proposal, and shall have provided to Parent a copy of the available proposed transaction agreement to be entered into in respect of such Acquisition Proposal (provided, that the Company may redact the identity of, or any identifying facts regarding, the Person making such Acquisition Proposal if such disclosure would violate any Contract by which the Company or any Company Subsidiary is bound as of the date hereof), and:

(i) during the Notice Period, if requested by Parent, the Company shall, and shall cause its Representative, to engage in good faith negotiations with Parent and its Representatives regarding any amendment to this Agreement proposed in writing by Parent and intended to cause the relevant proposal to no longer constitute a Superior Proposal; and

(ii) the Company Board shall have considered in good faith any adjustments and/or proposed amendments to this Agreement (including a change to the price terms hereof) that may be irrevocably offered in writing by Parent (the “Proposed Changed Terms”) no later than 5:00 p.m., New York City time, on the last day of the Notice Period and shall have determined in good faith, after consultation with its financial advisors and outside counsel, that the Superior Proposal would continue to constitute a Superior Proposal if such Proposed Changed Terms were to be given effect.

In the event of any material revisions to such Superior Proposal offered in writing by the party making such Superior Proposal, the Company shall be required to deliver a new written notice to Parent and to again comply with the requirements of this Section 5.3(d) with respect to such new written notice, except that the Notice Period shall be two (2) Business Days with respect to any such revised Superior Proposal, but no such written notice shall shorten the original Notice Period.

(e) Notwithstanding anything to the contrary contained in this Section 5.3, the Company Board may at any time prior to the Stockholder Approval effect a Change of Board Recommendation if (i) the Company Board determines that an Intervening Event has occurred and is continuing and (ii) the Company Board determines in good faith, after consultation with outside counsel, that the failure to effect a Change of Board Recommendation in response to such Intervening Event would be inconsistent with its fiduciary duties under applicable Law. Prior to the Company taking such Change of Board Recommendation, the Company shall provide Parent with three (3) Business Days’ prior written notice advising Parent that it intends to effect a Change of Board Recommendation (which notice itself will not constitute a Change of Board Recommendation) and specifying, in reasonable detail, the circumstances of such Intervening Event, and during such three (3) Business Day period, the Company shall, and shall cause its Representatives to, negotiate with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments to the terms and conditions of this Agreement, so that it would no longer be inconsistent with the directors’ fiduciary obligations not to effect a Change of Board Recommendation, and shall consider in good faith any changes to this Agreement or other arrangements that may be offered in writing by, and would be legally binding upon, Parent by 5:00 p.m., New York City time, on the third (3rd) Business Day after the Company has provided the notice described herein and shall have determined in good faith, after consultation with its financial advisors and outside counsel, that it would continue to be inconsistent with the directors’ fiduciary duties under applicable Law not to effect the Change of Board Recommendation if such changes offered in writing by Parent in a definitive agreement were given effect.

(f) Nothing contained in this Section 5.3 shall prohibit the Company Board from (i) disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 and Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the stockholders of the Company if the Company Board determines in good faith, after consultation with outside counsel, that the failure to make such disclosure would reasonably be expected to be inconsistent with its fiduciary duties or violate applicable Law; provided, that this Section 5.3(f) shall not permit the Company Board to make a Change of Board Recommendation except to the extent permitted by Section 5.3(d) or Section 5.3(e). The issuance by the Company or the Company Board of a “stop, look and listen” statement pending disclosure of its position, as contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, shall not constitute a Change of Board Recommendation.

5.4 Efforts.

(a) Each of the Company, Holdings, Parent and Merger Sub shall use its best efforts to (i) take, or cause to be taken, all appropriate action and do, or cause to be done, and to assist and cooperate with the parties in doing, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Merger and the other transactions contemplated by this Agreement as promptly as practicable, (ii) take all such actions as may be required to cause the expiration of the notice periods under Competition Laws with respect to such transactions as promptly as practicable after the execution of this Agreement, (iii) obtain from any Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by Holdings, Parent, Merger Sub or the Company, or any of their respective Subsidiaries to effect the Closing by not later than three (3) Business Days prior to the Outside Date, and to avoid any action or proceeding by any Governmental Entity (including those in connection with the pre-merger notification obligations of the HSR Act and the PRC Regulatory Approvals), in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, (iv) cause the satisfaction of all conditions set forth in Article 6, (v) defend and seek to prevent the initiation of all actions, lawsuits or other legal, regulatory or other Proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated by this Agreement, in each case until the issuance of a final, nonappealable Order, (vi) seek to have lifted or rescinded any injunction or restraining order that may adversely affect the ability of the parties to consummate the transactions contemplated hereby, in each case until the issuance of a final, nonappealable Order, (vii) as promptly as practicable, make or cause to be made all necessary applications and filings, make any other required submissions, and pay any fees due in connection therewith (all such fees to be solely the responsibility of, and to be paid by, Parent and Merger Sub), with respect to this Agreement and the Merger required under any Competition Laws and (viii) as promptly as reasonably practicable after the date hereof, make all necessary filings (and in any event file all required HSR Act notifications within ten (10) Business Days after the date hereof), and thereafter make any other required submissions, and pay any fees due in connection therewith, with respect to this Agreement and the Merger required under any other applicable Law. The Company, Holdings, Parent and Merger Sub shall cooperate with each other in connection with (A) preparing and filing the Proxy Statement and any Other Filings, (B) determining whether any action by or in respect of, or filing with, any Governmental Entity is required, in connection with the consummation of the Merger and (C) seeking any such actions, consents, approvals or waivers or making any such filings. The Company, on the one hand, and Holdings and Parent, on the other hand, shall furnish to each other all information required for any application or other filing under the rules and regulations of any applicable Law in connection with the transactions contemplated by this Agreement. No party to this Agreement shall consent to any delay of the Closing at the behest of any Governmental Entity without the prior written consent of the other parties to this Agreement. Holdings, Parent and Merger Sub shall not, except as may be consented to in advance in writing by the Company, directly or indirectly through one or more of its affiliates, take any action, including acquiring or making any investment in any corporation, partnership, limited liability company or other Person or any division or assets thereof, that would reasonably be expected to cause a delay in or jeopardize the satisfaction of the conditions contained in Article 6 or the consummation of the Merger. Without limiting this

Section 5.4(a), Holdings, Parent and Merger Sub agree to use their respective best efforts to take, or cause to be taken, any and all steps and to make, or cause to be made, any and all undertakings necessary to avoid or eliminate each and every impediment under any Competition Law that may be asserted by any Governmental Entity with respect to the Merger so as to enable the Closing to occur as promptly as practicable (and in any event, no later than the Outside Date), including (1) proposing, negotiating, committing to, and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture, licensing or disposition of any assets, properties or businesses of Holdings, Parent, Merger Sub, the Company or any of their respective Subsidiaries or (2) accepting any operational restrictions or otherwise taking or committing to take actions that limit Holdings’, Parent’s or any Parent Subsidiary’s freedom of action with respect to, or its ability to retain, any of the assets, properties, licenses, rights, product lines, operations or businesses of Holdings, Parent, the Company or any of their respective Subsidiaries, in each case, as may be required to avoid the entry of, or to effect the lifting or dissolution of, any injunction, temporary restraining order, or other order in any suit or proceeding, that would otherwise have the effect of preventing or delaying the Closing. In addition, each of Holdings, Parent, Merger Sub and the Company shall use their respective best efforts to defend through litigation on the merits any claim asserted in court by any party to avoid entry of, or to have vacated or terminated, any Order (whether temporary, preliminary or permanent) that would prevent the Closing from occurring as promptly as practicable (and in any event, no later than the Outside Date).

(b) Without limiting the generality of anything contained in this Section 5.4, each party hereto shall (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation or Proceeding by or before any Governmental Entity with respect to the Merger or any of the other transactions contemplated by this Agreement, (ii) keep the other parties notified as to the status of any such request, inquiry, investigation or other Proceeding, (iii) promptly notify the other parties of any oral or written communication to or from any Governmental Entity regarding the Merger or any of the other transactions contemplated by this Agreement and (iv) promptly provide to the other parties copies of any written communications received or provided by such party, or any of its Subsidiaries, from or to any Governmental Entity with respect to the Merger or any other transaction contemplated by this Agreement; provided, that Holdings, Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other party under this section as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel. Each party hereto will consult and cooperate with the other parties with respect to and provide any necessary information and assistance as the other parties may reasonably request with respect to all notices, submissions, or filings made by such party with any Governmental Entity or any other information supplied by such party to, or correspondence with, a Governmental Entity in connection with this Agreement or any transactions contemplated by this Agreement and will permit the other parties to review and discuss in advance and consider in good faith the views of the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Merger or any of the other transactions contemplated by this Agreement. In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such request, inquiry, investigation or Proceeding, each party hereto will consult with the other parties in advance and give the other parties or their authorized representatives the opportunity to be present at each meeting or teleconference relating to such request, inquiry, investigation or Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation or Proceeding.

(c) Nothing contained in this Agreement shall give Apex, Holdings, Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company prior to the consummation of the Merger. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

(d) Holdings, Parent and the Company shall, and shall cause their respective affiliates to, use their reasonable best efforts to obtain CFIUS Approval. Such reasonable best efforts shall include promptly after the date hereof making any draft and final filings required in connection with the CFIUS Approval in accordance with the DPA, which draft filings shall be made within thirty (30) calendar days hereof, unless the parties hereto agree in writing otherwise, and providing any information requested by CFIUS or any other agency or branch of the U.S. government in connection with the CFIUS review or investigation of the transactions contemplated by this Agreement within the timeframes required by the DPA unless CFIUS agrees in writing to an extension of such timeframe. Each of Holdings, Parent and the Company shall, in connection with the efforts to obtain CFIUS Approval, (i) cooperate in all respects and consult with each other in connection with the CFIUS Notice, including by allowing the other party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions, (ii) promptly inform the other party of any communication received by such party from, or given by such party to, CFIUS, by promptly providing copies to the other party of any such written communications and (iii) permit the other party to review in advance any communication that it gives to, and consult with each other in advance of any meeting, substantive telephone call or conference with CFIUS, and to the extent not prohibited by CFIUS, give the other party the opportunity to attend and participate in any in-person meetings with CFIUS. With respect to Holdings and Parent, such reasonable best efforts shall also include agreeing to any action, condition or restriction required by CFIUS in connection with the CFIUS Approval, including the sale, divestiture, licensing or disposition of any assets, properties or businesses of Holdings, Parent, Merger Sub or the Company or any of their respective Subsidiaries or affiliates and any operational restrictions or otherwise taking or committing to take actions that limit Holdings’ or Parent’s or any Parent Subsidiary’s or Parent’s affiliates’ freedom of action with respect to, or its ability to retain, any of the assets, properties, licenses, rights, product lines, operations or businesses of Holdings, Parent, the Company or any of their respective Subsidiaries or affiliates. Notwithstanding the foregoing or anything to the contrary contained in this Agreement, in the event that CFIUS notifies in writing Holdings, Parent and the Company that CFIUS (A) has completed its review or investigation or has determined that it requires no more time to review or investigate and (B) intends to send a report to the President of the United States recommending that the President act to suspend or prohibit the Merger (a “CFIUS Turndown”), Parent may request a withdrawal of the notice filed with CFIUS in connection with the CFIUS Approval and none of Holdings, Parent or the Company shall have any further obligation to seek CFIUS Approval; provided, that Holdings and Parent have complied with Section 7.4(d)–(g) and the obligation to avoid such a recommendation as specified in this Section 5.4(d). Subject to the foregoing, none of Holdings, Parent or the Company shall take or permit any of its Subsidiaries or affiliates to take any action that would reasonably be expected to prevent, delay or impede the CFIUS Approval. Notwithstanding the foregoing or anything to the contrary contained in this Agreement, the covenants and agreements set forth in this Section 5.4(d) constitute the sole obligations of the parties with respect to the efforts required to obtain CFIUS Approval.

(e) Prior to the Closing, the Company shall cooperate reasonably with Parent as Parent may reasonably request in connection with the Corporate Actions.

(f) Concurrently with the execution of this Agreement, Zhuhai Seine Technology Co., Ltd., a company organized under the laws of PRC (“Seine”), as the largest shareholder of Apex holding approximately 68.7% of the voting shares of Apex, has executed and delivered to the Company and Apex an undertaking letter dated as of the date hereof, pursuant to which Seine irrevocably and unconditionally agrees with the Company, for the benefit of the Company and Apex, among other things, to attend and to vote in favor of the approval of the Merger Agreement and the transactions contemplated hereby (including the Merger) at the Apex Shareholder Meeting and to vote all of the voting shares held by it in accordance with such undertaking letter.

5.5 Public Announcements. So long as this Agreement is in effect, Apex, Holdings, Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall not, and shall use their reasonable best efforts to cause their respective advisors not to, issue any press release or make any public statement with respect to the Merger or this Agreement without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as may be required by applicable Law or the rules or regulations of SZSE, any applicable United States securities exchange or regulatory or governmental body to which the relevant party is subject or (b) with respect to any press release or other public statement by the Company permitted by Section 5.3. The press release announcing the execution and delivery of this Agreement shall be a joint release of, and shall not be issued prior to the approval of each of, the Company, Holdings and Parent.

5.6 Employee Benefit Matters.

(a) From and after the Effective Time, the Company shall, and Parent shall cause the Company to, honor all Benefit Plans in accordance with their terms as in effect immediately before the Effective Time. For a period of one (1) year following the Effective Time, Parent shall provide, or shall cause to be provided, to each employee of the Company and the Company Subsidiaries who continues to be employed by the Surviving Corporation or any Subsidiary thereof (“Company Employees”) (i) base compensation and cash bonus opportunities that, in each case, are no less favorable than were provided to the Company Employee immediately before the Effective Time, and (ii) all other compensation and employee benefits that are no less favorable in the aggregate than were provided to the Company Employee immediately before the Effective Time, it being understood that following the Effective Time Parent may change the compensation and benefits covered by this clause (ii) (including eliminating different forms of compensation and benefits and replacing them with other forms of compensation and benefits) so long as the compensation and benefits are no less favorable in the aggregate than were provided to the Company Employee immediately before the Effective Time. Without limiting the generality of the foregoing, for the one (1)-year period following the Effective Time, Parent shall cause the Surviving Corporation to provide any Company Employee who experiences a termination of employment under circumstances that would have entitled such Company Employee to severance benefits prior to the Effective Time, the severance benefits described in Section 5.6(a) of the Company Disclosure Schedule.

(b) For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Holdings, Parent and the Parent Subsidiaries providing benefits to any Company Employees after the Effective Time (the “New Plans”), each Company Employee shall be credited with his or her years of service with the Company and the Company Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Benefit Plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time; provided, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits. In addition and without limiting the generality of the foregoing, (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent that coverage under such New Plan is comparable to a Benefit Plan in which such Company Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”) and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of the Company or the Company Subsidiaries in which such employee participated immediately prior to the Effective Time, and Holdings and Parent shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) Holdings and Parent hereby acknowledge that a “change of control” (or similar phrase) within the meaning of the Benefit Plans will occur at or prior to the Effective Time, as applicable.

(d) Immediately prior to the Effective Time, the Company may pay to each employee of the Company and the Company Subsidiaries actively employed as of immediately prior to the Effective Time and then participating in any Benefit Plan that is an annual bonus plan (an “Annual Bonus Plan”), a bonus equal to the product obtained by multiplying (i) the Company Employee’s full-year bonus entitlement under all such Annual Bonus Plans for the Company’s 2016 fiscal year, based on the greater of (A) deemed performance at “target” levels and (B) actual performance as of the Effective Time, extrapolated through the end of the Company’s 2016 fiscal year, and (ii) a fraction the numerator of which equals the number of days that have elapsed during the Company’s 2016 fiscal year through the Closing Date and the denominator of which equals 365; provided, that the bonus amount payable to any employee pursuant to this Section 5.6(d) will be reduced by any performance bonus previously paid to such individual in respect of a quarterly performance period during calendar year 2016.

(e) Immediately prior to the Effective Time, the Company may pay to each employee of the Company and the Company Subsidiaries actively employed as of immediately prior to the Effective Time and then participating in any Benefit Plan that is a cash-based long term incentive plan (an “LTIP”), with respect to each performance period under the LTIP, a bonus equal to the product obtained by multiplying (i) the Company Employee’s full bonus entitlement under the LTIP for the applicable performance period based on the greater of (A) deemed performance at “target” levels and (B) actual performance as of the Effective Time, extrapolated through the end of the applicable performance period, and (ii) a fraction the numerator of which equals the number of completed months that have elapsed during the applicable performance period through the Closing Date and the denominator of which equals the total number of months in the applicable performance period.

(f) The Company may establish a cash-based retention program as set forth in Section 5.6(f) of the Company Disclosure Schedule to promote retention and to incentivize efforts to consummate the Closing and to assist in the transition following the Closing (the “Retention Program”) with any awards thereunder payable no sooner than quarterly in equal installments on the three-month, six-month, nine-month and twelve-month anniversaries of the Closing Date; provided, that (i) if a participating employee experiences a qualifying termination of employment prior to payment of the full award, such employee shall be entitled to receive the unpaid portion of the award on the employee’s date of termination and (ii) the Company may use the Retention Program to increase the base compensation of one or more individuals and in such case the amount of the Retention Program shall be decreased by the annualized amount of such increase. Amounts under the Retention Program shall be allocated among the employees of the Company and the Company Subsidiaries identified, and in the amounts and on the terms determined, by the Chief Executive Officer of the Company (or his designee(s)); provided, that no such amounts shall be allocated to any Person deemed to be an “officer” of the Company for purposes of Section 16(a) of the Exchange Act. If a retention award or portion thereof under the Retention Program is forfeited by a participant, the Chief Executive Officer of the Company (or his designee(s)) may reallocate the retention award (or unpaid portion thereof) to existing employees or new hires of the Company and the Company Subsidiaries.

(g) Nothing in this Agreement shall confer upon any Company Employee any right to continue in the employ or service of Holdings, Parent or the Parent Subsidiaries. Notwithstanding any provision to the contrary contained in this Agreement, nothing in this Section 5.6 shall (i) be deemed or construed to be an amendment or other modification of any Benefit Plan or employee benefit plan of Holdings or Parent; (ii) create any third party rights in any current or former service provider or employee of Holdings, Parent or any of the Parent Subsidiaries (or any beneficiaries or dependents thereof) or (iii) prohibit Holdings, Parent or any of the Parent Subsidiaries from amending or terminating any Benefit Plan or any other employee benefit plan in accordance with their applicable terms.

5.7 Indemnification of Directors and Officers.

(a) From and after the Effective Time, the Company and the Surviving Corporation shall indemnify and hold harmless all past and current directors, officers and employees of the Company or any Company Subsidiary and each Person who served or is currently serving as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request or for the benefit of the Company or any Company Subsidiary (collectively, together with such Persons’ heirs, executors and administrators, the “Covered Persons”) to the fullest extent permitted by Law against any costs and expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any Proceeding or investigation to each Covered Person to the fullest extent permitted by Law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened Proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of indemnifiable acts or omissions of a Covered Person’s service at the request or for the benefit of the Company occurring at or prior to the Effective Time (including acts or omissions in connection with such Persons serving as an officer, director or other fiduciary in any entity at the request or for the benefit of the Company). Without limiting the foregoing, from and after the Effective Time, the Company and the Surviving Corporation shall indemnify and hold harmless the Covered Persons to the fullest extent permitted by Law for acts or omissions occurring in connection with the process resulting in and the adoption and approval of this Agreement and the consummation of the transactions contemplated hereby. From and after the Effective Time, the Company and the Surviving Corporation shall advance expenses (including reasonable legal fees and expenses) incurred in the defense of any Proceeding or investigation with respect to the matters subject to indemnification pursuant to this Section 5.7(a) in accordance with the procedures (if any) set forth in the Company Charter, the Company Bylaws, the certificate of incorporation and bylaws, or equivalent organizational or governing documents, of any Company Subsidiary, and indemnification agreements, if any, in existence on the date of this Agreement. In the event of any such Proceeding or investigation, the Company and the Surviving Corporation shall cooperate with the Covered Person in the defense of any such Proceeding or investigation.

(b) For not less than six (6) years from and after the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to exculpation, indemnification of and advancement of expenses to Covered Persons for periods at or prior to the Effective Time than are currently set forth in the Company Charter and the Company Bylaws. Notwithstanding anything herein to the contrary, if any Proceeding or investigation (whether arising before, at or after the Effective Time) is made against such persons with respect to matters subject to indemnification hereunder on or prior to the sixth (6th) anniversary of the Effective Time, the provisions of this Section 5.7(b) shall continue in effect until the final disposition of such Proceeding or investigation. Following the Effective Time, the indemnification agreements, if any, in existence on the date of this Agreement with any of the directors, officers or employees of the Company or any Company Subsidiary shall be assumed by the Surviving Corporation, without any further action, and shall continue in full force and effect in accordance with their terms.

(c) For not less than six (6) years from and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain for the benefit of the directors and officers of the Company and the Company Subsidiaries, as of the date of this Agreement and as of the Effective Time, an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the existing policies of the Company and the Company Subsidiaries or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, that the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the last annual premium paid prior to the date of this Agreement, but in such case shall purchase as much coverage as is available for such amount. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid policies have been obtained prior to the Effective Time (which the Company shall be permitted to purchase prior to the Effective Time), which policies provide such directors and officers with coverage for an aggregate period of at least six (6) years from and after the Effective Time with respect to claims arising from facts or events that occurred on or before the Effective Time, including in respect of the transactions contemplated by this Agreement. If such prepaid policies have been obtained prior to the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(d) In the event that the Surviving Corporation (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 5.7.

(e) The obligations under this Section 5.7 shall not be terminated or modified in any manner that is adverse to the Covered Persons (and their respective successors and assigns), it being expressly agreed that the Covered Persons (including their respective successors and assigns) shall be Third Party beneficiaries of this Section 5.7. In the event of any breach by the Surviving Corporation of this Section 5.7, the Surviving Corporation shall pay all reasonable expenses, including attorneys’ fees, that may be incurred by Covered Persons in enforcing the indemnity and other obligations provided in this Section 5.7 as such fees are incurred upon the written request of such Covered Person.

5.8 Takeover Statutes. If any state takeover Law or state Law that purports to limit or restrict business combinations or the ability to acquire or vote Shares (including any “control share acquisition,” “fair price,” “business combination” or other similar takeover Law) becomes or is deemed to be applicable to the Company, Holdings, Parent or Merger Sub, the

Merger or any other transaction contemplated by this Agreement, then the Company and the Company Board shall take all action reasonably available to it to render such Law inapplicable to the foregoing.

5.9 Section 16 Matters. Prior to the Effective Time, the Company Board, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC to the effect that the disposition by any officer or director of the Company who is a “covered person” of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder (“Section 16”) of Shares, Company Options or Company RSU Awards pursuant to this Agreement and the Merger shall be an exempt transaction for purposes of Section 16.

5.10 Stockholder Litigation. The parties to this Agreement shall cooperate and consult with one another in connection with any stockholder litigation against any of them or any of their respective directors or officers with respect to the transactions contemplated by this Agreement. In furtherance of and without in any way limiting the foregoing, each of the parties shall use its reasonable best efforts to prevail in or resolve such litigation so as to permit the consummation of the transactions contemplated by this Agreement in the manner contemplated by this Agreement, as promptly as reasonably practicable.

5.11 Proxy Statement and Stockholder Meeting.

(a) Unless this Agreement is validly terminated in accordance with Section 7.1, the Company shall (i) promptly prepare and cause to be filed with the SEC a preliminary proxy statement in connection with convening the Stockholder Meeting, (ii) seek to resolve any comments to such preliminary proxy statement (if any) from the SEC and mail the Proxy Statement to holders of Shares as promptly as practicable following the clearance of the preliminary proxy statement by the SEC (or expiration of applicable period for comments) and (iii) promptly, taking into account the timing of the matters set forth in clauses (i) and (ii), set a record date for the Stockholder Meeting. Unless there has been a Change of Board Recommendation, the Company shall promptly notify Parent upon receipt of any written comments from the SEC or its staff or any written request from the SEC or its staff for amendments or supplements to the Proxy Statement, and the Company shall promptly provide Parent with copies of all written correspondence between it and its Representatives, on the one hand, and the SEC and its staff, on the other hand, relating to the Proxy Statement. If, at any time prior to the Company obtaining the Stockholder Approval, any information relating to Holdings, Parent or Merger Sub or any of their respective affiliates, shareholders, officers or directors, on the one hand, or the Company or any of its affiliates, officers or directors, on the other hand, is discovered by Holdings, Parent, Merger Sub or the Company and such information should be set forth in an amendment or supplement to the Proxy Statement so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party hereto discovering such information shall promptly notify the other party and, in each case to the extent required by Law, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the stockholders of the Company to the extent required by and in accordance with applicable Law. Prior to the filing or mailing of the Proxy Statement (or any non-ministerial amendment or supplement thereto) or responding to any SEC comments on the Proxy Statement, unless there has been a Change of Board Recommendation, each of the Company, on the one hand, and Holdings, Parent and their affiliates, on the other hand, shall (A) provide each other with a reasonable opportunity to review and comment on the Proxy Statement and all amendments or supplements to the foregoing documents and (B) consider in good faith such comments reasonably proposed by the Company, on the one hand, or Holdings, Parent and their affiliates, on the other hand, as applicable.

(b) Unless this Agreement is validly terminated in accordance with Section 7.1, the Company shall take all actions necessary to call, give notice of, convene and hold the Stockholder Meeting in accordance with applicable Laws and the Company Bylaws and Company Charter in order to consider and vote on a proposal to adopt this Agreement. The Company shall be permitted to postpone or adjourn the Stockholder Meeting on one or more occasions (i) with the consent of Parent, (ii) due to the absence of a quorum, (iii) if the Company has not received proxies representing a sufficient number of Shares for the Stockholder Approval or the advisory vote required by Rule 14a-21(e) of the Exchange Act (whether or not a quorum is present), (iv) to the extent required by applicable Law or upon a request from the SEC or its staff or (v) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Company Board has determined in good faith after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Stockholder Meeting.

(c) Unless this Agreement is validly terminated in accordance with Section 7.1, subject to Section 5.3, (i) the Company Board shall make the Company Board Recommendation in connection with the Stockholder Meeting, (ii) the Company shall include the Company Board Recommendation in the Proxy Statement and (iii) the Company shall use its reasonable best efforts to solicit or cause to be solicited from its stockholders proxies in favor of adoption of this Agreement. Holdings, Parent and Merger Sub shall furnish all information concerning themselves and their respective affiliates, shareholders, officers and directors, and provide such other assistance to the Company, as may be reasonably requested by the Company for inclusion in the Proxy Statement or otherwise in connection with the matters set forth in this Section 5.11.

5.12 Financing.

(a) Holdings, Parent and Merger Sub shall (i) use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or advisable to arrange and obtain the Financing, subject to their rights set forth in Section 5.12(e), on the terms and conditions described in the Commitment Letters (including, as necessary, the exercise of so-called “flex” provisions) (or, in the case of the Debt Commitment Letter and the SBLC Commitment Letter, on other available terms that would not, if structured as an amendment, modification or waiver to such Commitment Letter, violate Section 5.12(e)) as promptly as reasonably practicable, including using reasonable best efforts to (A) satisfy on a timely basis (or obtain the waiver of) all conditions to receipt of the Financing contemplated by the Commitment Letters and (B) negotiate and enter into definitive agreements with respect to the Financing consistent with the terms and conditions contained in the applicable Commitment Letters (including the “flex” provisions), as applicable, or on other available terms that, if structured as an amendment, modification or waiver to such Commitment Letter, would not violate Section 5.12(e), (ii) comply in all material respects with their obligations under the Commitment Letters, (iii) in the event that all conditions contained in the applicable Commitment Letter or the definitive agreement related thereto have been satisfied, draw or otherwise provide for the receipt of the Financing on or prior to the Closing to the extent necessary to consummate the transactions contemplated hereby and (iv) to the extent required to obtain the Financing, enforce their rights under the Commitment Letters and definitive agreements related thereto in a timely and diligent manner.

(b) In the event any portion of the debt financing contemplated in the Debt Commitment Letter becomes unavailable on the terms and conditions (including any “flex” provisions) contemplated in the Debt Commitment Letter and such portion is reasonably required to consummate the transactions contemplated by this Agreement, Holdings, Parent and Merger Sub shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or advisable to arrange to obtain alternative financing from alternative sources in an amount sufficient to consummate the transactions contemplated by this Agreement and on terms and conditions no less favorable, in the aggregate, to Parent and Merger Sub than those in the Debt Commitment Letter as promptly as practicable following the occurrence of such event. In the event Holdings, Parent and Merger Sub shall obtain alternative financing as contemplated by this Section 5.12(b), the other provisions of this Section 5.12 shall apply to such alternative financing as it applies to the Financing contemplated by the Debt Commitment Letter, mutatis mutandis.

(c) In the event any portion of the debt financing contemplated in the SBLC Commitment Letter becomes unavailable on the terms and conditions (including any “flex” provisions) contemplated in the SBLC Commitment Letter and such portion is reasonably required to consummate the transactions contemplated by this Agreement, Holdings Parent and Merger Sub shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or advisable to arrange to obtain alternative financing from alternative sources in an amount sufficient to consummate the transactions contemplated hereby and on terms and conditions no less favorable, in the aggregate, to Parent and Merger Sub than those in the SBLC Commitment Letter as promptly as practicable following the occurrence of such event. In the event Holdings, Parent and Merger Sub shall obtain alternative financing as contemplated by this Section 5.12(c), the other provisions of this Section 5.12 shall apply to such alternative financing as it applies to the Financing contemplated by the SBLC Commitment Letter, mutatis mutandis.

(d) Parent shall promptly (and in any event, within three (3) Business Days of becoming aware) notify the Company in writing (i) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any breach or default) by Parent and/or Merger Sub under the Commitment Letters or any definitive agreements related thereto or, to the Knowledge of Parent, any other party to any Commitment Letter or definitive agreement related thereto, and (ii) of the receipt by Apex, Holdings, Parent or Merger Sub of any notice or communication from any Financing Source with respect to any actual or potential breach, default, termination or repudiation by any party to any Commitment Letter or any definitive agreement related thereto (including any proposal by any investor named in any Commitment Letter to withdraw, terminate or reduce the amount of financing contemplated by the applicable Commitment Letter) in each case, that could result in Parent and Merger Sub not receiving any portion of the proceeds of the Financing on the Closing Date; provided, that in no event shall Holdings, Parent or Merger Sub be required to disclose any information that is subject to attorney-client or similar privilege if Holdings, Parent or Merger Sub shall have used their reasonable best efforts to disclose such information in a way that would not waive such privilege or would (in the opinion of outside counsel) contravene any applicable Law. In the event that Apex, Holdings, Parent and/or Merger Sub do not provide access or information in reliance on the proviso to the immediately preceding sentence, Apex, Holdings, Parent and Merger Sub shall provide notice to the Company that such access or information is being withheld and Apex, Holdings, Parent and Merger Sub shall use their reasonable best efforts to communicate, to the extent feasible, the applicable information in a way that would not violate the applicable obligation or risk waiver of such privilege.

(e) Without the prior written consent of the Company, Holdings, Parent and Merger Sub shall not consent to any termination of, amendment or modification to, or any waiver of any provision or remedy under, any Commitment Letter if such termination, amendment, modification or waiver (i) would impose new or additional conditions precedent or adversely change the conditions precedent set forth therein, (ii) would reduce the amount of the Financing contemplated therein, (iii) would adversely impact the ability of Holdings, Parent and/or Merger Sub to enforce their rights under the Commitment Letters or (iv) would otherwise reasonably be expected to delay or prevent the consummation of the transactions contemplated hereby or make the funding of the commitments thereunder less likely to occur (collectively, the “Restricted Commitment Letter Amendments”) (for the avoidance of doubt, it is understood that, subject to the limitations set forth in this Section 5.12 and in the Debt Commitment Letter and SBLC Commitment Letter, Parent and Merger Sub may amend such Commitment Letter to add or replace lenders, lead arrangers, bookrunners, syndication agents, initial purchasers or similar entities, but if and only if the addition of such additional parties, individually or in the aggregate, and together with any amendments or modifications to the applicable Commitment Letters in connection therewith, would not result in the occurrence of a Restricted Commitment Letter Amendment). Each of Merger Sub and Parent shall, and shall cause their respective affiliates to, use reasonable best efforts to maintain the effectiveness of the Commitment Letters until the transactions contemplated by this Agreement are consummated. For purposes of this Agreement, references to either “Commitment Letter” and to the “Financing”, “SBLC Financing”, “Debt Financing” or “Equity Financing” (in each case, other than references to such terms for purposes of representations made at the date of this Agreement) shall include such document and such financing contemplated thereby as permitted or required by this Section 5.12 to be amended, modified, replaced or waived, in each case from and after such amendment, modification, replacement or waiver. Upon the Company’s request to Parent, Holdings, Parent and Merger Sub shall keep the Company reasonably informed of the status of their efforts to arrange the Financing.

(f) Apex, Holdings, Parent and Merger Sub acknowledge and agree that the obtaining of the Financing is not a condition to the Closing and reaffirm their obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Financing, subject to fulfillment or waiver of the conditions set forth in Sections 6.1 and 6.2.

5.13 Financing Assistance.

(a) Prior to the Closing, the Company shall provide, and shall cause Company Subsidiaries to provide, and shall use its reasonable best efforts to cause their respective Representatives to provide, such cooperation in connection with the arrangement of the Financing (or any alternative financing sought or obtained by Parent and Merger Sub in accordance with the terms hereof) as may be reasonably requested by Parent or Merger Sub, including using their respective reasonable best efforts to (i) furnish Parent, Merger Sub and their Financing Sources with (A) the financial statements of the Company and its Subsidiaries identified in Paragraph 10 of Exhibit C of the Debt Commitment Letter and the SBLC Commitment Letter as of the date hereof, and (B) to the extent requested by Parent, all other information and data related to the Company and its Subsidiaries necessary for Parent or Merger Sub, as applicable, to satisfy the conditions set forth in Paragraph 11 of Exhibit C of the Debt Commitment Letter and the SBLC Commitment Letter as of the date hereof (subject to the immediately following proviso, the foregoing clauses (A) and (B) together, the “Required Financial Information”) and (C) such other financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by Parent that is customarily needed for financings of the type contemplated by the Commitment Letters; provided, that the Company and the Company Subsidiaries shall have no obligation to prepare or to provide any adjustments, assumptions, estimates, projections or other information in connection with the preparation of the pro forma financial statements requested by the Debt Commitment Letter; (ii) participate and direct senior management and representatives of the Company to participate, in each case at mutually agreeable times and places and with reasonable advance notice, in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions and sessions with prospective lenders, investors and ratings agencies in connection with the Financing; (iii) assist, as reasonably requested by Parent, Parent and Merger Sub and the Financing Sources in the preparation of (A) any offering documents, prospectuses, private placement memoranda, bank information memoranda (including the delivery of customary authorization and representation letters in connection therewith) and similar documents, including participating in drafting sessions, and (B) materials for rating agency presentations; (iv) use commercially reasonable efforts to cause their accountants to provide reasonable assistance in connection with the Financing, including using commercially reasonable efforts to cause their accountants to consent to the use of their reports in any offering documents, prospectuses, private placement memoranda, bank information memoranda and similar documents as well as render customary “comfort letters” (including customary “negative assurance” comfort and change period comfort) with respect to financial information of the Company and Company Subsidiaries contained in any materials related to the Financing; (v) facilitate the pledging of collateral, including assisting with the execution, preparation and delivery of original stock certificates of the Company and Company Subsidiaries that are required to be pledged pursuant to any Commitment Letter and original stock or equivalent powers related thereto to the Debt Financing Sources (or any sources providing alternative debt financing pursuant to the terms hereof) (including providing copies thereof prior to the Closing Date) on or prior to the Closing Date; provided, that any such pledges shall be authorized and become effective only at, or as of, the Closing, and no delivery of any such original stock or equivalent certificates and original stock or equivalent powers shall be made until release by the Company only at, or as of, the Closing; (vi) obtain surveys and title insurance at the expense of and as reasonably requested by Parent; (vii) obtain customary payoff letters (subject to and conditioned upon, or to be executed upon, the Closing) relating to the repayment of any existing third party indebtedness for borrowed money requested by Parent to be repaid on or coincidental with the Closing and upon repayment of such indebtedness termination of any related Liens securing any such obligations to be repaid; (viii) provide all documentation and other information with respect to the Company and Company Subsidiaries at least three (3) days prior to the Closing Date as shall have been reasonably requested in writing by Parent at least ten (10) days prior to the Closing Date that Parent reasonably determines is required by U.S. regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act; (ix) deliver a certificate of the Chief Financial Officer of the Company with respect to solvency matters substantially in the form attached as Exhibit D to the Debt Commitment Letter and the SBLC Commitment Letter as of the date hereof; and (x) assist in the preparation and negotiation of one or more credit agreements, indentures, purchase agreements, pledge and security documents and other definitive financing documents as may be reasonably requested by Parent or Merger Sub.

(b) Notwithstanding the foregoing Section 5.13(a) or anything in this Agreement to the contrary, (i) neither the Company nor any of the Company Subsidiaries shall be required to take or permit the taking of any action pursuant to this Section 5.13 that would unreasonably interfere with the ongoing operations of the Company and Company Subsidiaries; (ii) prior to the Effective Time, neither the Company nor any of the Company Subsidiaries shall be required to waive or amend any terms of this Agreement or pay any commitment or other similar fee or incur or assume any other liability or obligation in connection with the financings contemplated by the Commitment Letters; (iii) prior to the Effective Time, none of the Company, Company Subsidiaries or their officers, directors or employees shall be required to authorize, execute or enter into or perform any agreement (other than the authorization and representation letters contemplated above) with respect to the Financing; (iv) neither the Company nor any of the Company Subsidiaries shall be required to take or permit the taking of any action that would (A) contravene any applicable Law or the Company’s or any Company Subsidiary’s organizational documents or require the Company or any of the Company Subsidiaries to disclose information subject to any attorney-client, attorney work product or other legal privilege (provided, that the Company shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege), (B) cause any covenant, representation or warranty in this Agreement to be breached by the Company or any of the Company Subsidiaries or (C) cause any director, officer or employee or stockholder of the Company or any of the Company Subsidiaries to incur or potentially incur any personal liability; (v) neither the Company nor any of the Company Subsidiaries shall be required to deliver or cause to be delivered any financial information in a form not customarily prepared by the Company or with respect to a month or fiscal period that has not yet ended or has ended less than 45 days prior to the date of such request (or 90 days in the case of a fiscal year-end); and (vi) neither the Company nor any Company Subsidiary nor any Persons who are directors or officers of the Company or any Company Subsidiary shall be required to pass resolutions or consents to approve or authorize the execution of the Financing or deliver any certificate, document, instrument or agreement in connection with the Financing that is effective prior to the Closing or agree to any change or modification of any existing certificate, document, instrument or agreement in connection with the Financing that is effective prior to the Closing (provided, that in no event shall this Section 5.13 require the Company or any of the Company Subsidiaries to cause any officer or director of the Company or any Company Subsidiary that is not continuing in such capacity after the Closing to execute any certificate, document, instrument or agreement). The Company hereby consents to the use of its and Company Subsidiaries’ logos in connection with the Financing (or any alternative financing source obtained in accordance with the terms hereof); provided, that such logos are used solely in a customary manner that is not intended to nor reasonably likely to harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company or any of the Company Subsidiaries.

(c) Holdings and Parent shall indemnify and hold harmless the Company, Company Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties, actually suffered or incurred by them in connection with the arrangement of the Financing and the performance of their obligations in accordance with this Section 5.13 and any information utilized in connection therewith (other than historical information related to the Company or Company Subsidiaries provided by or on behalf of the Company or Company Subsidiaries in writing specifically for use in connection with the Financing). Holdings and Parent shall, promptly upon request of the Company, reimburse the Company and Company Subsidiaries for all out-of-pocket costs and expenses incurred by the Company or any of the Company Subsidiaries (including their respective Representatives) in connection with the cooperation required by this Section 5.13.

5.14 Debt Offers.

(a) Subject to the provisions hereof, Parent may, at any time, commence and conduct offers to purchase or exchange, including any “Change of Control Offer” (as such term is defined in the applicable Indenture (as defined below)) and conduct consent solicitations with respect to, any or all of (i) the 6.650% Senior Notes due 2018 (the “2018 Notes”) issued pursuant to that supplemental indenture dated as of May 22, 2008, between the Company and The Bank of New York Trust Company, N.A., as trustee (the “2018 Supplemental Indenture”), supplementing that certain indenture, dated as of May 22, 2008, between the Company and The Bank of New York Trust Company, N.A., as trustee (the “2018 Indenture”), and (ii) the 5.125% Senior Notes due 2020 (the “2020 Notes” and, together with the 2018 Notes, the “Notes”), issued pursuant to that supplemental indenture dated as of March 4, 2013 between the Company, Wilmington Trust, National Association, as trustee (the “2020 Supplemental Indenture”), supplementing that certain indenture dated as of March 4, 2013, between the Company and Wilmington Trust, National Association, as trustee (the “2020 Indenture” and, together with the 2018 Indenture, the “Indentures”), in each case on such terms and conditions, including pricing terms and amendments to the terms and provisions of the applicable Indenture, that are specified, from time to time, by Parent (each, a “Debt Offer” and collectively, the “Debt Offers”) and which are permitted by the terms of such Notes, the applicable Indentures and applicable Law, including SEC rules and regulations; provided, that any such Debt Offer (and any amendment of any Indenture in connection therewith) shall be consummated substantially simultaneously with or after the Closing using funds provided by Parent. Parent shall consult with the Company regarding the material terms and conditions of any Debt Offer, including the timing and commencement of any Debt Offer and any tender or consent deadlines. Parent shall not commence any Debt Offer until Parent shall have provided the Company with the relevant offer to purchase, consent solicitation statement, letter of transmittal or press release, if any, in connection with the Debt Offer (collectively, the “Debt Offer Documents”) a reasonable period of time in advance of commencing the applicable Debt Offer to allow the Company and its counsel to review and comment on such Debt Offer Documents. In addition, Parent shall not commence any Debt Offer until the date that is twenty (20) days prior to the first date on which the Company and Parent reasonably expect the Closing may occur. The closing of the Debt Offers shall be expressly conditioned on the occurrence of the Closing. Subject to the remainder of this Section 5.14, the Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and their respective officers, directors, employee, attorneys, accountants and other Representatives to, use reasonable best efforts to provide all reasonable cooperation reasonably requested by Parent in connection with any Debt Offer (including, to the extent required by the policies or procedures of the Depository Trust Company in connection with any consent solicitation that is part of any Debt Offer, the Company conducting any such consent solicitation pursuant to materials provided by Parent and reasonably satisfactory to the Company); provided, that neither the Company nor counsel for the Company shall be required to furnish (i) any legal opinions other than, following a consent solicitation, to the applicable trustee pursuant to Section 9.04 of the 2018 Indenture or Section 9.04 of the 2020 Indenture or any negative assurance letters in connection with the Debt Offers or (ii) any nonpublic information relating to the Company or any Company Subsidiary for use in any Debt Offer Document or otherwise in connection with any Debt Offer (and no such information shall be so used without the Company’s prior written consent). The dealer manager, solicitation agent, information agent, depositary or other agent retained in connection with the Debt Offers will be selected by Parent after consultation with the Company and their fees and out-of-pocket expenses will be paid directly by Parent. Notwithstanding anything to the contrary set forth in this Agreement, the condition set forth in Section 6.2(b), as it applies to the Company’s obligations under this Section 5.14(a), shall be deemed satisfied.

(b) As soon as reasonably practicable after the receipt of any written request by Parent to do so, the Company shall use its reasonable best efforts to, at Parent’s expense: (i) take all actions and prepare and deliver all other documents (including any officers certificates and legal opinions) as may be reasonably required under the applicable Indenture to consummate a redemption of each series of Notes, including (A) to issue a notice of redemption of the outstanding aggregate principal amount of the applicable series of Notes (together with all accrued and unpaid interest and applicable premiums or consent payments related to such series of Notes) pursuant to the applicable provisions of the applicable Indentures; provided, that such notice shall not be required to be issued by the Company prior to the Effective Time, (B) to take such actions as are necessary to cause the satisfaction and discharge of the applicable Indentures and such series of Notes substantially concurrently with the Closing (subject to the irrevocable deposit by Parent with the applicable trustee on the Closing Date of funds sufficient to pay in full the outstanding aggregate principal amount of, accrued and unpaid interest through the redemption date on, and applicable premiums or consent payments related to, such series of Notes, as arranged by Parent) and (C) to use its reasonable best efforts to cause the applicable trustee to agree to proceed with a redemption and/or satisfaction and discharge as set forth above; and (ii) provide Parent the reasonable opportunity to review and comment on each of the notices and other documents contemplated by this Section 5.14(b) reasonably in advance of their delivery.

(c) Notwithstanding anything to the contrary in this Section 5.14, (i) the Company will not be required to pay, purchase or otherwise retire any indebtedness pursuant to this Section 5.14 prior to the Effective Time, and then only subject to provision of adequate funds by Parent, (ii) in no event shall the Company, any of the Company Subsidiaries or any of their respective Representatives have any obligation to authorize, adopt or execute any supplemental indenture or other agreement that would become effective prior to the Effective Time and (iii) nothing herein shall be deemed an admission that Parent, the Company or any Company Subsidiary is required by the terms of the Indentures to make a Change of Control Offer (as defined in the applicable Indenture). Each Debt Offer and/or redemption pursuant to this Section 5.14, if any, shall be conducted in compliance with applicable Law, including SEC rules and regulations, to the extent applicable, and such compliance shall not be deemed a breach of this Section 5.14 or any other provision of this Agreement.

(d) Parent shall make available to the Company on or prior to the Effective Time all funds necessary to satisfy any obligations of the Company to holders of the Notes that may arise as a result of the transactions contemplated by this Section 5.14, including (i) any funds necessary to complete the discharge of any Notes and (ii) principal, interest or any applicable premiums, in connection with any Debt Offer that is commenced or settled on or prior to the Effective Time in accordance with this Section 5.14. Parent shall, promptly upon written request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs, fees and expenses (including attorneys’ fees and expenses) to the extent such costs, fees and expenses are incurred by the Company, the Company Subsidiaries or its or their respective Representatives in connection with them complying with their obligations under this Section 5.14, and Parent shall indemnify and hold harmless the Company and the Company Subsidiaries and its or their Representatives from and against any and all losses, damages, claims, interest, awards, judgments, penalties, costs or expenses suffered or incurred by them to the extent such losses, damages, claims, interest, awards, judgments, penalties, costs or expenses arose out of the actions taken by the Company, the Company Subsidiaries or its or their respective Representatives pursuant to this Section 5.14 (other than historical information provided in writing by the Company or the Company Subsidiaries or its or their Representatives specifically for use in connection with the transactions contemplated by this Section 5.14), except in the event such losses, damages, claims, interest, awards, judgments, penalties, costs or expenses are determined by a final, non-appealable judgment of a court of competent jurisdiction to have arisen out of or resulted from the gross negligence or willful misconduct of the Company, any Company Subsidiaries or any of its or their respective Representatives.

(e) Notwithstanding the foregoing, nothing in this Section 5.14 shall require the Company’s cooperation to the extent it would (i) require the Company or any Company Subsidiary to agree to pay any fees, reimburse any expenses or otherwise incur any liability or give any indemnities prior to the Effective Time, (ii) require the Company or any Company Subsidiary to take any action that would reasonably be expected, in the judgment of the Company, after consultation with its legal counsel, to conflict with, or result in any violation or breach of, any applicable Laws, (iii) cause any representation or warranty in this Agreement to be breached or become inaccurate, cause any condition to the Closing to fail to be satisfied or otherwise cause any breach of this Agreement, (iv) cause the discharge of any Notes in the event the Merger is not consummated or (v) unreasonably interfere with the ongoing operations of the Company and Company Subsidiaries.

5.15 Letters of Credit.

(a) Not later than 5:00 p.m., New York City time, on April 28, 2016 (the “LC Delivery Deadline”), Parent shall cause to be delivered to the Company an original, executed Letter of Credit (for the avoidance of doubt, not a copy or facsimile or other image thereof), which Letter of Credit shall not expire until the date that is fourteen (14) months after the date of its issuance (the “LC Expiration Date”). Parent covenants and agrees that, except as expressly set forth in the Letter of Credit, there shall be no conditions precedent to the obligations of the Issuing Bank to provide funds under the Letter of Credit or any contingencies that would or would reasonably be expected to reduce the total amount available to be drawn under the Letter of Credit.

(b) The Letter of Credit, when delivered pursuant to Section 5.15(a), shall be a legal, valid and binding obligation of the Issuing Bank, and in full force and effect, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and other similar Laws of general applicability affecting creditors’ rights and to general equitable principles, including specific performance and injunctive and other forms of equitable relief. On or prior to the date of issuance of the Letter of Credit, Parent shall pay in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Letter of Credit or any financing facility or reimbursement agreement under which the Letter of Credit is issued required to be paid by such date and, thereafter, shall timely pay in full any such amounts due on or before the Closing Date.

(c) Notwithstanding anything to the contrary contained in this Agreement, any failure by Parent to comply with the provisions of Section 5.15(a) or Section 5.15(b) shall be deemed to constitute a material and willful breach by Parent of this Section 5.15; provided that, if Parent shall not have delivered the Letter of Credit by the LC Delivery Deadline in compliance herewith, Parent shall be permitted to cure such breach by delivering to the Company, not later than 5:00 p.m., New York City time, on May 13, 2016 (the “LC Cure Deadline”), an original, executed letter of credit (for the avoidance of doubt, not a copy or facsimile or other image thereof) in a form in all material respects consistent with, or more favorable to the Company than the terms set forth in, the form attached hereto as Exhibit A (including with respect to face amount, expiration date, draw conditionality and time period between presentation of a demand for payment and payment) issued by a Qualified Bank (other than a U.S. Branch of the Bank of China Limited) that complies (other than as to the identity of the issuing bank) as of the date of such delivery with Section 5.15(a) and Section 5.15(b). In the case of such a cure by Parent, from and after delivery of such letter of credit, all references in this Agreement to the “Letter of Credit” shall be deemed to be references to such letter of credit so delivered and references to the “Issuing Bank” shall be deemed to be references to the Qualified Bank that issued such Letter of Credit.

(d) In the event that, at least thirty-five (35) days prior to the LC Expiration Date, the Company has commenced a suit, action, arbitration or other Proceeding against Holdings, Parent, Merger Sub, Apex or any of their respective Representatives or affiliates seeking to enforce the Company’s rights under this Agreement, the Letter of Credit or any Replacement Letter of Credit, Parent shall cause to be delivered, no later than thirty (30) days prior to the LC Expiration Date, a replacement irrevocable standby letter of credit from a Qualified Bank in favor of the Company, and in substantially the same form as the Letter of Credit (including, for the avoidance of doubt, the same conditions to drawing as the Letter of Credit), in a face amount equal to the lesser of $150,000,000 and the aggregate amount of then outstanding claims (the “Replacement Letter of Credit”).

(e) Parent shall cause to be delivered subsequent Replacement Letters of Credit so that the Company at all times holds a Letter of Credit or Replacement Letter of Credit satisfying the requirements of Section 5.15(d) until twenty (20) Business Days following the final and non-appealable determination with respect to all such suits, actions, arbitrations or other Proceedings against Apex, Holdings, Parent or Merger Sub.

(f) Parent will cause to be paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of any Replacement Letter of Credit or any financing facility or reimbursement agreement under which any Replacement Letter of Credit is issued (a “Replacement LC Credit Facility”).

(g) Failure to deliver a Replacement Letter of Credit in accordance with the terms of this Section 5.15 shall entitle the Company to immediately draw the full amount of the then outstanding claims from the Letter of Credit or Replacement Letter of Credit, as applicable; provided, that if it is later determined that the Company or any Company Subsidiary is not the prevailing party with respect to the claims in any suit, action, arbitration or other Proceeding for which the amounts were drawn from the Letter of Credit or Replacement Letter of Credit, or that the Company or any Company Subsidiary is not entitled to the amounts drawn from the Letter of Credit or Replacement Letter of Credit, then the Company shall promptly cause the return to Parent of all such amounts drawn under the Letter of Credit or Replacement Letter of Credit to which the Company or any Company Subsidiary was not so entitled.

5.16 Apex Shareholder Meeting and SZSE Clearance.

(a) Apex shall promptly following the date hereof (i) call and convene the Apex Shareholder Meeting for the purpose of obtaining the Apex Shareholder Approval and (ii) obtain the Apex Shareholder Approval (provided, that if Apex fails to obtain such approval at the first Apex Shareholder Meeting called after the date hereof, such failure shall be deemed to constitute a material and willful breach by Apex of this Section 5.16).

(b) Apex shall promptly following the date hereof make or cause to be made such filings or disclosures as promptly as practicable (and in any event within the period of time required by applicable Law), and shall take all other actions, as may be required to obtain the SZSE Clearance as soon as practicable after the date of this Agreement.

(c) Apex hereby irrevocably and unconditionally agrees not to take any actions (including issuing any common shares or other securities of Apex or any securities convertible into or exchangeable for common shares or other securities of Apex) from and after the date hereof until the Apex Shareholder Approval is obtained, with the effect or intent of diluting the share ownership held by Seine in Apex, and Seine irrevocably and unconditionally agrees not to vote in favor of and to vote against and otherwise prevent the foregoing.

ARTICLE 6

CONDITIONS TO CONSUMMATION OF THE MERGER

6.1 Conditions to Obligations of Each Party Under This Agreement. The respective obligations of each party to consummate the Merger shall be subject to the satisfaction (or waiver, if permissible under Law) at or prior to the Effective Time of each of the following conditions:

(a) (i) The consummation of the Merger shall not then be restrained, enjoined or prohibited by any Order (whether temporary, preliminary or permanent) of a court of competent jurisdiction or any other Governmental Entity in each case in a jurisdiction that is not de minimis relative to the business and operations of the Company, Apex and Parent, taken together (each such jurisdiction, a “Material Jurisdiction”), and (ii) there shall not be (A) any statute, rule or regulation enacted or promulgated by any Governmental Entity in each case in a Material Jurisdiction that prevents the consummation of the Merger (each, a “Prohibitive Law”) or (B) in effect any Prohibitive Law (that is not a Competition Law) in a Material Jurisdiction other than the PRC; provided, that this Section 6.1(a) shall not apply with respect to any Order, statute, rule or regulation in respect of or relating to the Apex Shareholder Meeting or the Apex Shareholder Approval.

(b) Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act and the Competition Laws in Austria, Germany, Mexico, Poland, Russia and Turkey shall have expired or been terminated.

(c) The Stockholder Approval shall have been obtained in accordance with DGCL and the rules and regulations of NYSE.

(d) The CFIUS Approval shall have been obtained.

(e) PRC Regulatory Approvals (other than the SZSE Clearance) shall have been obtained.

6.2 Conditions to Obligations of Parent and Merger Sub Under This Agreement. The respective obligations of Parent and Merger Sub to consummate the Merger shall be subject to the satisfaction (or waiver, if permissible under Law) at or prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties of the Company. (i) The representations or warranties of the Company set forth in the first sentence of Section 3.1(a), Section 3.2, Section 3.3, Section 3.22, Section 3.24 and Section 3.25 shall be true and correct in all material respects (x) as of the date of this Agreement and (y) as of the Closing as though made as of the Closing (except for representations and warranties that by their terms speak specifically as of the date of this Agreement or another date, in which case as of such date), (ii) the representation and warranty of the Company set forth in Section 3.10(b) of this Agreement shall be true and correct in all respects (x) as of the date of this Agreement and (y) as of the Closing as though made as of the Closing and (iii) any other representations and warranties of the Company set forth in this Agreement shall be true and correct (x) as of the date of this Agreement and (y) as of the Closing as though made as of the Closing (except for representations and warranties that by their terms speak specifically as of the date of this Agreement or another date, in which case as of such date), except, in the case of this clause (iii), where any failures of any such representations and warranties to be true and correct (without giving effect to any qualification as to materiality or Company Material Adverse Effect contained therein) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Performance by the Company. The Company shall have performed or complied in all material respects with the covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

(c) Officer’s Certificate. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company and dated as of the Closing Date to the effect that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied.

6.3 Conditions to Obligations of the Company Under This Agreement. The obligations of the Company to consummate the Merger shall be subject to the satisfaction (or waiver, if permissible under Law) at or prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties of Apex, Holdings, Parent and Merger Sub. (i) The representations or warranties of Apex, Holdings, Parent and Merger Sub set forth in the first sentence of Section 4.1, Section 4.2, Section 4.8 and Section 4.9 and shall be true and correct in all material respects (x) as of the date of this Agreement and (y) as of the Closing as though made as of the Closing (except for representations and warranties that by their terms speak specifically as of the date of this Agreement or another date, in which case as of such date), (ii) the representations or warranties of Apex, Holdings, Parent and Merger Sub set forth in Section 4.7, Section 4.10 and Section 4.11 of this Agreement shall be true and correct in all respects (x) as of the date of this Agreement and (y) as of the Closing as though made as of the Closing and (iii) any other representations and warranties of Apex, Holdings,

Parent and Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing as though made as of the Closing (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date, in which case as of such date), except in the case of this clause (iii), where any failures of any such representations and warranties to be true and correct (without giving effect to any qualification as to materiality or Parent Material Adverse Effect contained therein) would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Performance by Apex, Holdings, Parent and Merger Sub. Each of Apex, Holdings, Parent and Merger Sub shall have performed or complied in all material respects with the covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

(c) Officer’s Certificate. The Company shall have received a certificate signed on behalf of Apex by an executive officer of Apex and on behalf of Holdings, Parent and Merger Sub by an executive officer of Holdings and dated as of the Closing Date to the effect that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied.

ARTICLE 7

TERMINATION, AMENDMENT AND WAIVER

7.1 Termination. This Agreement may be terminated, and the Merger and the other transactions contemplated hereby may be abandoned, at any time before the Effective Time, as follows:

(a) by mutual written consent of Holdings, Parent, Merger Sub and the Company, by action of their respective boards of directors;

(b) by either the Company or Parent, if the Closing shall not have occurred by 11:59 P.M., New York City time, on December 16, 2016 (the “Initial Outside Date” and, such date as may be extended pursuant to this Section 7.1(b), the “Outside Date”); provided, that if (i) the Closing shall not have occurred prior to such date and (ii) the Debt Financing Sources and the SBLC Financing Sources shall have agreed in writing to extend the expiration of the Debt Commitment Letter and the SBLC Commitment Letter, respectively, or Parent shall have obtained replacement commitment letters in respect of the Debt Commitment Letter and the SBLC Commitment Letter on terms that would comply with Section 5.12(e) of this Agreement if negotiated as an amendment to the Debt Commitment Letter and SBLC Commitment Letter (and Parent shall have delivered to the Company true and complete copies of such executed extension or such executed replacement commitment letters and each executed fee letter associated therewith, subject to customary redaction), then either Parent or the Company may, in its sole discretion, extend the Initial Outside Date once to the date and time of the expiration of the earliest to expire of such Debt Commitment Letter and SBLC Commitment Letter, as so extended, or such replacement commitment letters, as the case may be, but in any event to no later than 11:59 P.M., New York City time on April 16, 2017; provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b)

shall not be available to any party whose action or failure to fulfill any obligation under this Agreement (including such party’s obligations set forth in Section 5.4) has been the principal cause of the non-satisfaction of any condition to Closing set forth in Article 6;

(c) by either the Company or Parent, if any court of competent jurisdiction or other Governmental Entity of competent jurisdiction in any case in a Material Jurisdiction, (i) shall have issued an Order, or taken any other action, in each case, permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger, and, in each case, such Order or other action shall have become final and nonappealable (which the party seeking to terminate this Agreement pursuant to this Section 7.1(c)(i) shall have used all required efforts to resist, resolve or lift, as applicable, in accordance with Section 5.4) or (ii) shall have failed to issue an Order, or to take any other action that is necessary to fulfill the conditions set forth in Section 6.1(b) or Section 6.1(e), and such denial of a request to issue such Order or the failure to take such other action shall have become final and nonappealable (which Order or other action the party seeking to terminate this Agreement pursuant to this Section 7.1(c)(ii) shall have used all required efforts to obtain, in accordance with Section 5.4); provided, that Parent shall not have any right to terminate this Agreement pursuant to this Section 7.1(c) based on any Order or other action in respect of or relating to (other than in an ancillary and immaterial way) the Apex Shareholder Meeting or the Apex Shareholder Approval;

(d) by Parent, if Parent has requested withdrawal of the notice filed with CFIUS in connection with the CFIUS Approval to the extent permitted by and in accordance with Section 5.4(d) or by the Company following a CFIUS Turndown; provided, that the right to terminate this Agreement under this Section 7.1(d) shall not be available to any party hereto whose failure to comply with Section 5.4 has been the primary cause of, or resulted in, such action or inaction;

(e) by either the Company or Parent, if the Stockholder Approval shall not have been obtained at the Stockholder Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken;

(f) by Parent, if (i) the Company Board shall have effected a Change of Board Recommendation (it being understood and agreed that any written notice of the Company’s intention to make a Change of Board Recommendation prior to effecting such Change of Board Recommendation in accordance with Section 5.3(d) or Section 5.3(e) shall not result in Parent having any termination rights pursuant to this Section 7.1(f)) or (ii) the Company shall have entered into a definitive merger agreement or other similar agreement relating to an Acquisition Proposal; provided, that Parent’s right to terminate this Agreement pursuant to Section 7.1(f)(i) shall expire at 5:00 p.m., New York City time, on the seventh (7th) calendar day following the date on which the event first permitting such termination occurred;

(g) by the Company in order to effect a Change of Board Recommendation or enter into a definitive agreement in connection with a Superior Proposal either concurrently or immediately following such termination, but only if the Company shall have complied in all material respects with its obligations under Section 5.3 with respect to such Superior Proposal; provided, that the Company shall prior to or concurrently with such termination pay, or cause to be paid, the Company Termination Fee to or for the account of Parent pursuant to Section 7.3;

(h) by Parent, if: (i) there has been a breach by the Company of its representations, warranties or covenants contained in this Agreement such that any of the conditions to Closing set forth in Section 6.1 and Section 6.2 is not reasonably capable of being satisfied while such breach is continuing, (ii) Parent shall have delivered to the Company written notice of such breach and (iii) either such breach is not capable of cure prior to the Outside Date or at least forty-five (45) calendar days have elapsed since the date of delivery of such written notice to the Company and such breach shall not have been cured such that the relevant conditions to Closing set forth in Section 6.1 or Section 6.2 would be reasonably capable of being satisfied; provided, that Parent shall not be permitted to terminate this Agreement pursuant to this Section 7.1(h) if there has been any material breach by Apex, Holdings, Parent or Merger Sub of its material representations, warranties or covenants contained in this Agreement, and such breach shall not have been cured in all material respects;

(i) by the Company, if: there has been (i) a material breach by Apex of Section 5.16 of this Agreement or a breach by Holdings, Parent or Merger Sub by reason of its or their failure to deliver the aggregate Merger Consideration to the Paying Agent and/or consummate the Merger as and when required hereunder or (ii) (A) a breach by Holdings, Parent, Apex or Merger Sub of any of its or their representations, warranties or covenants contained in this Agreement (other than the covenants referred to in the foregoing clause (i)) such that any of the conditions to Closing set forth in Section 6.1 and Section 6.3 is not reasonably capable of being satisfied while such breach is continuing, (B) the Company shall have delivered to Parent written notice of such breach and (C) either such breach is not capable of cure prior to the Outside Date or at least forty-five (45) calendar days shall have elapsed since the date of delivery of such written notice to Parent and such breach shall not have been cured such that the relevant conditions to Closing set forth in Section 6.1 or Section 6.3 would be reasonably capable of being satisfied; provided, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.1(i) if there has been any material breach by the Company of its material representations, warranties or covenants contained in this Agreement, and such breach shall not have been cured in all material respects; or

(j) by the Company, at any time after the LC Cure Deadline, if there has been a breach by Parent of Section 5.15(a) or Section 5.15(b) that has not been cured pursuant to and in accordance with the proviso to Section 5.15(c).

7.2 Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, written notice thereof shall be given to the other party or parties, specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail, and this Agreement shall become void, and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company or their respective Subsidiaries, affiliates, officers or directors; provided, that (i) no such termination shall relieve the Company of its obligation to pay the Company Termination Fee, if, as and when required pursuant to Section 7.3 (which Section 7.3 shall survive any such termination); (ii) no such termination shall relieve Parent of its obligation to pay the Parent

Termination Fee or the Other Regulatory Termination Fee, if, as and when required pursuant to Section 7.4 (which Section 7.4 shall survive any such termination) or Apex of its obligation in respect thereof pursuant to Section 8.18; (iii) no such termination shall relieve the Company, Holdings, Parent, Merger Sub or Apex from liability for any willful and material breach of any of its representations, warranties or covenants in this Agreement occurring prior to such termination; and (iv) the Confidentiality Agreement, Section 5.2(b), the penultimate paragraph of Section 5.4(e) of the Parent Disclosure Schedule, Section 5.13(c), this Section 7.2 and Article 8 shall survive the termination of this Agreement.

7.3 Company Termination Fee.

(a) The parties agree that if this Agreement is terminated by Parent pursuant to Section 7.1(f) or by the Company pursuant to Section 7.1(g), then the Company shall pay (or cause to be paid) to Parent by wire transfer of immediately available funds to an account designated in writing by Parent, prior to or concurrently with such termination, in the case of a termination by the Company, or within three (3) Business Days thereafter, in the case of a termination by Parent, a termination fee equal to $95,000,000 (the “Company Termination Fee”).

(b) The parties agree that if (i) this Agreement is terminated (A) by Parent pursuant to Section 7.1(h) due to a material breach by the Company of its obligations set forth in Section 5.3, Section 5.4, Section 5.13 or Section 5.14 or (B) by the Company or Parent pursuant to Section 7.1(e) and (ii) (x) after the date hereof and prior to the Stockholder Meeting (in the case of any such termination pursuant to Section 7.1(e)) or the date of termination of this Agreement (in the case of any such termination pursuant to Section 7.1(h)), an Acquisition Proposal (other than any offer or proposal made in connection with or arising out of the Corporate Actions) is made to the Company or the Company Board or is made public by the Company or any other Person, and is not withdrawn and (y) within twelve (12) months after such termination, the Company either (1) enters into a definitive agreement with respect to such Acquisition Proposal and such Acquisition Proposal is ultimately consummated (whether or not during such twelve (12) month period), or (2) consummates such Acquisition Proposal, then the Company shall pay (or cause to be paid), within three (3) Business Days after the consummation of such transaction, by wire transfer of immediately available funds to an account designated in writing by Parent, the Company Termination Fee. For purposes of this Section 7.3(b), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 8.5, except that the references to “25%” shall be deemed to be references to “50%”.

(c) The Company acknowledges that the agreement contained in this Section 7.3 is an integral part of this Agreement and that, without this Section 7.3, Merger Sub and Parent would not have entered into this Agreement. Accordingly, if the Company fails to promptly pay any amount due pursuant to this Section 7.3, the Company shall pay to Merger Sub all reasonable fees, costs and expenses of enforcement (including reasonable attorney’s fees as well as reasonable expenses incurred in connection with any action initiated by Merger Sub), together with interest on the amount of the Company Termination Fee at the prime lending rate as published in The Wall Street Journal, in effect on the date such payment is required to be made.

(d) For the avoidance of doubt, in no event shall the Company be required to pay the Company Termination Fee on more than one (1) occasion. Payment of the Company Termination Fee is not a penalty and shall constitute liquidated damages as a reasonable amount that will compensate Holdings, Parent, Merger Sub and Apex in the circumstances upon which the Company Termination Fee is payable for the efforts and resources expended and opportunity foregone with respect to the consummation of the transactions contemplated hereby which would otherwise be impossible to calculate with precision and, except as provided in clauses (iii) and (iv) of the proviso of Section 7.2, from and after such termination as described in Section 7.3(a) and 7.3(b), neither the Company nor any of its Subsidiaries shall have any further liability or obligations of any kind in connection with this Agreement or the termination contemplated hereby other than as provided under Sections 7.3(a) and 7.3(b).

(e) Except in the case of fraud and subject to Parent’s and Merger Sub’s rights set forth in Section 8.16, Parent’s right to receive payment from the Company of the Company Termination Fee shall be the sole and exclusive remedy of the Parent Related Parties against the Company, the Company Subsidiaries or any of their respective former, current or future officers, directors, partners, stockholders, managers, members or affiliates (collectively, “Company Related Parties”) for any loss suffered as a result of the failure of the transactions contemplated by this Agreement, including the Merger, to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount (if entitled under this Section 7.3), none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement, including the Merger (except that the Company shall also be obligated with respect to this Section 7.3, to the extent applicable, and except that the Company shall remain obligated for, and Parent and its affiliates may be entitled to remedies with respect to, the provisions and agreements surviving such termination pursuant to Section 7.2). For the avoidance of doubt, while Parent and Merger Sub may pursue both a grant of specific performance in accordance with Section 8.16 and the payment of the Company Termination Fee under this Section 7.3, under no circumstances shall Parent and Merger Sub be permitted or entitled to receive both a grant of specific performance and the Company Termination Fee (if entitled under this Section 7.3). In any circumstance where performance by the Company of its obligations under this Agreement would relieve the Company of its obligation to pay the Company Termination Fee, Parent and Merger Sub may, in their sole discretion (i) seek specific performance pursuant to Section 8.16, (ii) withdraw any claim for specific performance and require payment of the Company Termination Fee if entitled to payment of the Company Termination Fee under this Section 7.3 or (iii) if Merger Sub and Parent are unable for any reason to obtain specific performance, require payment of the Company Termination Fee if entitled to payment of the Company Termination Fee under this Section 7.3.

7.4 Parent Termination Fee and Other Regulatory Termination Fee.

(a) The parties agree that if this Agreement is terminated by the Company pursuant to Section 7.1(i) (other than as provided for in Section 7.4(b) and Section 7.4(d)) or Section 7.1(j), then Parent shall, within three (3) Business Day following any such termination, pay (or cause to be paid) by wire transfer of immediately available funds to an account designated in writing by the Company a termination fee equal to $150,000,000 (the “Parent Termination Fee”).

(b) The parties agree that if this Agreement is terminated:

(i) by the Company or Parent pursuant to (A) Section 7.1(c)(i) due to an Order of or action by any Governmental Entity in the PRC, without regard to any subsequent Order of or action (or failure to issue an Order or to take action) by any Governmental Entity in any jurisdiction or (B) Section 7.1(c)(ii) due to failure to issue an Order or to take action by any Governmental Entity in the PRC, without regard to any subsequent Order of or action (or failure to issue an Order or to take action) by any Governmental Entity in any jurisdiction; or

(ii) (A) by the Company or Parent pursuant to Section 7.1(b) or (B) by the Company pursuant to Section 7.1(i) due to a breach by Holdings, Parent or Merger Sub of Section 5.4(a) or Section 5.4(b) and, in each case, (1) any of the conditions set forth in Section 6.1(a) (as a result of an Order of a Governmental Entity or statute, rule or regulation in the PRC) or Section 6.1(e) have not been satisfied at the time of such termination and there is no final and nonappealable Order of a Governmental Entity in respect of Competition Law in any Material Jurisdiction other than the PRC, Austria, Germany, Poland or Russia that became final and nonappealable prior to such Order of a Governmental Entity or statute, rule or regulation in the PRC, and (2) the conditions set forth in Section 6.2 have been satisfied or waived (other than any conditions that by their nature are to be satisfied at the Closing Date (so long as such conditions are then capable of being satisfied)), then Parent shall, within three (3) Business Day following any such termination, pay (or cause to be paid) by wire transfer of immediately available funds to an account designated in writing by the Company the Parent Termination Fee.

(c) For the avoidance of doubt, in no event shall Parent be obligated to pay the Parent Termination Fee on more than one (1) occasion. Payment of the Parent Termination Fee is not a penalty and shall constitute liquidated damages as a reasonable amount that will compensate the Company in the circumstances upon which the Parent Termination Fee is payable for the efforts and resources expended and opportunity foregone with respect to the consummation of the transactions contemplated hereby which would otherwise be impossible to calculate with precision and, except as provided in clauses (iii) and (iv) of the proviso of Section 7.2, from and after such termination as described in Sections 7.4(a) and 7.4(b), none of Holdings, Parent or Merger Sub shall have any further liability or obligations of any kind in connection with this Agreement or the termination contemplated hereby other than as provided under this Section 7.4.

(d) The parties agree that:

(i) (A) if this Agreement is terminated (1) by the Company or Parent pursuant to Section 7.1(d), (2) by the Company pursuant to Section 7.1(i) due to a breach by Holdings, Parent or Merger Sub of Section 5.4(d) and there is no final and nonappealable Order of a Governmental Entity in respect of Competition Law in any Material Jurisdiction, other than the PRC (which is covered by Section 7.4(b)), Austria, Germany, Poland or Russia, that restrains, enjoins or otherwise prohibits the consummation of the Merger and that became final and nonappealable prior to such breach or (3) by the Company or Parent pursuant to Section 7.1(b) and the condition set forth in Section 6.1(d) has not been satisfied at the time this Agreement is terminated, and (B)(1) the representations and warranties of the Company in Section 3.26 were true and correct in all material respects as of the date of this Agreement and as of the date of such termination as though made on and as of the date of such termination or (2) the representations and warranties of the Company in Section 3.26 were not true and correct in all material respects as of the date of this Agreement or as of the date of such termination as though made on and as of the date of such termination and the underlying fact or circumstance causing the failure of the representations and warranties of the Company in Section 3.26 to be true and correct in all material respects was not the primary cause of the failure to obtain CFIUS Approval prior to the termination of this Agreement;

(ii) if this Agreement is terminated by the Company or Parent pursuant to (A) Section 7.1(c)(i) due to an Order of or action by any Governmental Entity in respect of Competition Law in Austria, Germany, Poland or Russia, without regard to any subsequent Order of or action (or failure to issue an Order or to take action) by any Governmental Entity in any jurisdiction, or (B) Section 7.1(c)(ii) due to failure to issue an Order or to take action by any Governmental Entity in respect of Competition Law in Austria, Germany, Poland or Russia, without regard to any subsequent Order of or action (or failure to issue an Order or to take action) by any Governmental Entity in any jurisdiction, and in each case, there is no final and nonappealable Order of a Governmental Entity in respect of Competition Law in any Material Jurisdiction other than the PRC (which is covered by Section 7.4(b)), Austria, Germany, Poland or Russia that restrains, enjoins or otherwise prohibits the consummation of the Merger and that became final and nonappealable prior to (A) or (B) as aforementioned; or

(iii) if this Agreement is terminated (A) by the Company or Parent pursuant to Section 7.1(b) or (B) by the Company pursuant to Section 7.1(i) due to a breach by Holdings, Parent or Merger Sub of Section 5.4(a) or Section 5.4(b) and, in each case, (1) any of the conditions set forth in Section 6.1(a) (as a result of an Order of a Governmental Entity or statute, rule or regulation in respect of Competition Law in Austria, Germany, Poland or Russia) or Section 6.1(b) (in respect of Competition Law in Austria, Germany, Poland or Russia) have not been satisfied at the time of such termination and (2) the conditions set forth in Section 6.2 have been satisfied or waived (other than any conditions that by their nature are to be satisfied at the Closing Date (so long as such conditions are then capable of being satisfied)), then Parent shall, within three (3) Business Days following any such termination, pay (or cause to be paid) by wire transfer of immediately available funds to an account designated in writing by the Company a termination fee equal to $95,000,000 (the “Other Regulatory Termination Fee”)

(e) For the avoidance of doubt, in no event shall Parent be obligated to pay the Other Regulatory Termination Fee on more than one occasion. Payment of the Other Regulatory Termination Fee is not a penalty and shall constitute liquidated damages as a reasonable amount that will compensate the Company in the circumstances upon which the

Other Regulatory Termination Fee is payable for the efforts and resources expended and opportunity foregone with respect to the consummation of the transactions contemplated hereby which would otherwise be impossible to calculate with precision and, except as provided in clauses (iii) and (iv) of the proviso in Section 7.2, from and after such termination as described in Section 7.4(d), none of Holdings, Parent or Merger Sub shall have any further liability or obligations of any kind in connection with this Agreement or the termination contemplated hereby other than as provided under this Section 7.4.

(f) Parent acknowledges that the agreement contained in this Section 7.4 is an integral part of this Agreement and that, without this Section 7.4, the Company would not have entered into this Agreement. Accordingly, if Parent fails to promptly pay any amount due pursuant to this Section 7.4, Parent shall pay to the Company all reasonable fees, costs and expenses of enforcement (including reasonable attorney’s fees as well as reasonable expenses incurred in connection with any action initiated by the Company), together with interest on the amount of the Parent Termination Fee or the Other Regulatory Termination Fee, as applicable, at the prime lending rate as published in The Wall Street Journal, in effect on the date such payment is required to be made.

(g) For the avoidance of doubt, in no event shall Parent be required to pay pursuant to this Section 7.4 more than the Parent Termination Fee.

(h) Except in the case of fraud and subject to the Company’s rights set forth in Sections 8.11, 8.16 and 8.18, the Company’s right to receive payment from Parent of the Parent Termination Fee or the Other Regulatory Termination Fee, as applicable, shall be the sole and exclusive remedy of the Company Related Parties against Holdings, Parent, the Parent Subsidiaries or any of their respective former, current or future officers, directors, partners, stockholders, managers, members, affiliates or Financing Sources (collectively, “Parent Related Parties”) for any loss suffered as a result of the failure of the transactions contemplated by this Agreement, including the Merger, to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount (if entitled under Section 7.4) but subject to Section 7.2, none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement, including the Merger (except that Parent shall also be obligated with respect to this Section 7.4, to the extent applicable, and except that Parent and Apex shall remain obligated for, and the Company and its affiliates may be entitled to remedies with respect to, the provisions and agreements surviving such termination pursuant to Section 7.2).

7.5 Amendment. This Agreement may be amended by each of the Company, Apex, Holdings, Parent and Merger Sub only by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time. This Agreement may not be amended except by an instrument in writing signed by the parties hereto; provided, that no amendment, supplement or change may be made to Section 7.4(h), Section 8.11, Section 8.13, Section 8.17 or this Section 7.5 that adversely impacts any Financing Source or any affiliate or representative thereof without the prior written consent of the Financing Source or Financing Sources, as applicable, adversely impacted.

7.6 Waiver. At any time prior to the Effective Time, Holdings, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach of the representations and warranties of the other contained herein or in any document delivered pursuant hereto or (c) waive compliance by the other with any of the agreements or covenants contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE 8

GENERAL PROVISIONS

8.1 Nonsurvival of Representations and Warranties. None of the representations, warranties or covenants in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time except that this Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time, which shall survive to the extent expressly provided for herein.

8.2 Fees and Expenses. Subject to Section 5.7, Section 7.3 and Section 7.4, all Expenses incurred by the parties hereto shall be borne solely and entirely by the party which has incurred the same.

8.3 Transfer Taxes. Except as otherwise provided in Section 2.2(b), all transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees imposed with respect to the transfer of Shares pursuant to the Merger shall be borne by Holdings, Parent or Merger Sub and expressly shall not be a liability of holders of Shares.

8.4 Notices. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered or sent if delivered in Person or sent by facsimile transmission (provided confirmation of facsimile transmission is obtained and delivery is followed within one Business Day pursuant to email by clause (c) or pursuant to clause (b) or delivered in Person), (b) on the next Business Day in the place of receipt if transmitted by international overnight courier or (c) on the date delivered if sent by email prior to 5:00 p.m. New York City time (if thereafter then the next Business Day) (provided, that confirmation of email receipt is obtained and delivery is followed within one Business Day pursuant to either clause (a) or (b)), in each case, as follows (or to such other Persons or addressees as may be designated in writing by the party to receive such notice):

If to Apex, addressed to it at:

Zhuhai Seine Technology Co., Ltd.

No. 3833 Zhuhai Avenue, Xiangzhou District

Zhuhai, Guangdong

P.R. China 519606

Attention: Wang Dongying

Email: wang@pantum.com

Facsimile: +86 756 6258 081

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

46/F, Jing An Kerry Center, Tower II

No. 1539 Nanjing West Road

Shanghai, China 200040

Attention:	Gregory G.H. Miao
Facsimile:	+86 21 6193 8383

If to Holdings, Parent or Merger Sub, addressed to it at:

Zhuhai Seine Technology Co., Ltd.

No. 3833 Zhuhai Avenue, Xiangzhou District

Zhuhai, Guangdong

P.R. China 519606

Attention: Wang Dongying

Email: wang@pantum.com

Facsimile: +86 756 6258 081

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

46/F, Jing An Kerry Center, Tower II

No. 1539 Nanjing West Road

Shanghai, China 200040

Attention:	Gregory G.H. Miao
Facsimile:	+86 21 6193 8383

and

PAG Legal

15/F AIA Central

1 Connaught Road Central

Hong Kong

Attention: Jon Lewis

Email: jlewis@pagasia.com

Facsimile: +852 3115 0244

If to the Company, addressed to it at:

Lexmark International, Inc.

One Lexmark Centre Drive

740 West New Circle Road

Lexington, Kentucky 40550

Facsimile: (859) 232-3128

Attention: Robert J. Patton

Email: rpatton@lexmark.com

with a copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention:	Joshua R. Cammaker
Facsimile:	(212) 403-2000

Email: jrcammaker@wlrk.com

8.5 Certain Definitions. For purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality provisions that are no less favorable in all material respects in the aggregate to the Company than those contained in the Confidentiality Agreement; provided, that any such confidentiality agreement need not contain any standstill or similar provision.

“Acquisition Proposal” means any offer or proposal from a Third Party concerning (a) a merger, consolidation or other business combination transaction involving the Company, (b) a sale, lease or other disposition by merger, consolidation, business combination, share exchange, joint venture or otherwise, which would result in a Third Party acquiring or licensing assets of the Company (including Equity Interests of a Company Subsidiary) or the Company Subsidiaries representing more than 25% of the consolidated assets of the Company and the Company Subsidiaries, based on their fair market value as determined in good faith by the Company Board, (c) an issuance (including by way of merger, consolidation, business combination or share exchange) of Equity Interests representing more than 25% of the voting power of the Company or (d) any combination of the foregoing (in each case, other than the Merger).

“affiliate” means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person. “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of capital stock or other Equity Interests, as trustee or executor, by Contract or credit arrangement or otherwise.

“Apex” means Apex Technology Co., Ltd.

“Apex Shareholder Meeting” means a meeting of Apex’s shareholders, duly called in accordance with the organizational documents of Apex and applicable Law and stock exchange regulations, to be held to seek the Apex Shareholder Approval.

“Benefit Plan” means each (a) “employee benefit plan” (as defined in Section 3(3) of ERISA but whether or not subject to ERISA, and, for the avoidance of doubt, including any such plans referred to as schemes rather than plans in any non-U.S. jurisdiction), (b) bonus, incentive or deferred compensation or equity or equity-based compensation plan, program, policy, agreement, scheme or arrangement, (c) employment, consulting, severance, change in control, retention or termination plan, program, policy, agreement, scheme or arrangement or (d) other compensation or benefit plan, program, policy, agreement, scheme or arrangement, in each case, sponsored, maintained, contributed to or required to be maintained or contributed to by the Company, any Company Subsidiary or any Commonly Controlled Entity for the benefit of any Participant, or between the Company, any of the Company Subsidiaries or any Commonly Controlled Entity, on the one hand, and any Participant, on the other hand, or with respect to which any potential liability, whether absolute or contingent, is borne by the Company or any of the Company Subsidiaries, and in each case whether or not (i) subject to the Laws of the United States, (ii) in writing or (iii) funded.

“Business Day” means any day other than Saturday, Sunday or any day on which commercial banks in New York, New York, Lexington, Kentucky or the PRC are authorized or required by applicable Law to close, provided, that the reference to the PRC in this definition shall be disregarded when the term is used in Section 5.3.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act, as amended (42 U.S.C. § 9601 et seq.).

“CFIUS” means the Committee on Foreign Investment in the United States and each member agency thereof acting in such capacity.

“CFIUS Approval” means (a) a written notice issued by CFIUS that it has concluded a review or investigation of the notification voluntarily provided pursuant to the DPA with respect to the transactions contemplated by this Agreement, and has terminated all action under Section 721 of the DPA or (b) if CFIUS has sent a report to the President of the United States requesting the President’s decision, then (i) the President has announced a decision not to take any action to suspend or prohibit the transactions contemplated by this Agreement, or (ii) having received a report from CFIUS requesting the President’s decision, the President has not taken any action after 15 days from the date the President received such report from CFIUS.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Commonly Controlled Entity” means the Company, any of the Company Subsidiaries or any other Person that, together with the Company, is treated as a single employer under Section 414 of the Code.

“Company Intellectual Property” means all Intellectual Property owned, purported to be owned (in each case whether owned singularly or jointly with a third party or parties), or filed by, assigned to or held in the name of, or exclusively licensed to, the Company or any of the Company Subsidiaries.

“Company Lease” means any lease, sublease, license and other agreement under which the Company or any Company Subsidiary leases, subleases, licenses, uses or occupies (in each case whether as landlord, tenant, sublandlord, subtenant or by other occupancy arrangement), or has the right to use or occupy, now or in the future, any real property.

“Company Material Adverse Effect” means any change, event, effect, occurrence or development (an “Effect”) that, individually or when combined together with all other changes, events, effects, occurrences or developments, would reasonably be expected to (a) have a material adverse effect on the business, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (b) prevent or materially delay the Company from consummating the Merger; provided, that none of the following shall constitute or be deemed to contribute to a Company Material Adverse Effect, or shall otherwise be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur: any adverse Effect arising out of, resulting from or attributable to: (i) changes or proposed changes in applicable Laws, GAAP or the interpretation or enforcement thereof, (ii) changes in general economic, business, labor or regulatory conditions, or changes in securities, credit or other financial markets, including interests rates or exchange rates, in the United States, regionally, locally or globally, or changes generally affecting the industries in which the Company or the Company Subsidiaries operate in the United States or globally, (iii) (A) changes in global, national, regional or local political conditions (including the outbreak or escalation of war (whether or not declared), military action, sabotage or acts of terrorism) or (B) changes due to natural disasters or changes in the weather or changes due to the outbreak or worsening of an epidemic, pandemic or other health crisis, (iv) actions or omissions required of the Company under this Agreement or taken or not taken at the written request of, or with the written consent of, Holdings, Parent or Merger Sub, (v) any breach, violation or non-performance of any provision of this Agreement by Holdings, Parent, Merger Sub or any of their respective affiliates, (vi) the negotiation, announcement, pendency or consummation of this Agreement and the transactions contemplated hereby, including (A) any Corporate Actions and (B) the identity of, or the effect of any fact or circumstance relating to, Parent or any of its affiliates or any communication by Parent or any of its affiliates regarding plans, proposals or projections with respect to the Company, the Company Subsidiaries or their employees (including any impact resulting therefrom on the relationship of the Company or any the Company Subsidiaries, contractual or otherwise, with its customers, suppliers, distributors, vendors, licensors, licensees, lenders, employees or partners) (it being understood that this clause (vi) shall not apply with respect to the negotiation, announcement, pendency or consummation of this Agreement and the transactions contemplated hereby if a representation or warranty contained in Section 3.4 is not true or correct and such representation or warranty addresses the consequences resulting from the execution and delivery of this Agreement or the consummation of the transactions contemplated by, or the performance of obligations under, this Agreement), (vii) any item or matter disclosed in the Company Disclosure Schedules or in the Company SEC Documents filed prior to the date hereof (excluding any disclosures set forth in any such Company SEC Document under the headings “Forward-Looking Statements,” “Risk Factors” or any similar section, in each case, to the extent they are predictive, cautionary or forward-looking in nature), (viii) Proceeding arising from allegations of breach of fiduciary duty or violation of Law or otherwise relating to this Agreement or the transactions contemplated hereby, (ix) changes in the trading price or trading volume of Shares or any suspension of trading, (x) the expiration or termination by its terms of any Contract to which the Company or any Company Subsidiary is a party, or (xi) any failure by the Company or any of the Company Subsidiaries to meet any revenue, earnings or other financial projections or forecasts, provided, that in the case of (ix) or (xi), the underlying cause of, or facts giving rise or contributing to, such changes or failure may be taken into account in determining whether a Company Material Adverse Effect has occurred (except to the extent subject to any other foregoing exception), except, in the case of clause (i), (ii) or (iii)(A), to the extent that the Company and the Company Subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the industries in which the Company and the Company Subsidiaries operate (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur).

“Competition Laws” means applicable supranational, national, federal, state, provincial or local Law designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolizing or restraining trade or lessening competition in any country or jurisdiction, including the HSR Act, the Sherman Act, the Clayton Act and the Federal Trade Commission Act, in each case, as amended.

“Contract” or “Contracts” means any of the agreements, arrangements, contracts, leases (whether for real or personal property), notes, bonds, mortgages, indentures, loans and licenses to which in each case a Person is a party or to which any of the properties or assets of such Person or its Subsidiaries are subject; provided, that “Contracts” shall not include purchase orders, invoices or similar instruments or any Benefit Plan.

“Corporate Actions” means the matters set forth in Section 5.4(e) of the Parent Disclosure Schedule.

“Customs and International Trade Laws” means any Law, order, permit or other decision or requirement having the force or effect of Law and as amended from time to time, of any Governmental Entity, concerning the importation of products, the exportation or reexportation of products (including technology and services), the terms and conduct of international transactions, and the making or receiving of international payments, including, as applicable, the Tariff Act of 1930 and other Laws and programs administered or enforced by U.S. Customs and Border Protection and U.S. Immigration and Customs Enforcement, and their predecessor agencies, Export Administration Act of 1979, Export Administration Regulations, International Emergency Economic Powers Act, Trading With the Enemy Act, Arms Export Control Act, International Traffic in Arms Regulations, Executive Orders of the President regarding embargoes and restrictions on transactions with designated entities, the embargoes and restrictions administered by the U.S. Department of the Treasury, Office of Foreign Assets Control and the antiboycott Laws administered by the U.S. Departments of Commerce and Treasury, and any similar customs and international trade laws in any jurisdiction in which Company and any Company Subsidiary conducts business.

“Debt Financing” means the amounts committed to be funded under the Debt Commitment Letter (or any alternative financing sought or obtained by Parent and Merger Sub in accordance with the terms hereof).

“DPA” means the Defense Production Act of 1950, as amended, and implementing regulations thereof, codified at 31 C.F.R. Part 800.

“Environmental Laws” means any and all applicable Laws which (a) regulate or relate to the protection or clean-up of the environment (including soil, ambient air, surface water, groundwater and surface or subsurface strata); the use, treatment, storage, transportation, handling, manufacturing, disposal or Release of Hazardous Substances; the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; or the health and safety of Persons or property, including protection of the health and safety of employees or (b) impose liability or responsibility with respect to any of the foregoing, including CERCLA, RCRA, the Clean Water Act, as amended (33 U.S.C. § 1251 et seq.), the Clean Air Act, as amended (42 U.S.C. § 7401 et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), OSHA or any other Law of similar effect, as well as the rules and regulations promulgated thereunder.

“Environmental Permits” means any permit, certificate, registration, notice, approval, identification number, license or other authorization required under any applicable Environmental Law.

“Equity Financing” means the amounts committed to be funded under the Equity Commitment Letters.

“Equity Interest” means any share, capital stock, partnership, limited liability company, member or similar equity interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable into or for any such share, capital stock, partnership, limited liability company, member or similar equity interest.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expenses” includes all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Proxy Statement and all other matters related to the transactions contemplated by this Agreement.

“GAAP” means generally accepted accounting principles, as applied in the United States.

“Governmental Entity” means any supranational, national, federal, state, county, municipal, local or foreign government, or other political subdivision thereof, or any arbitral body and any entity exercising executive, legislative, judicial, regulatory, taxing, administrative, prosecutorial or arbitral functions of or pertaining to government.

“Hazardous Substances” means any pollutant, contaminant, chemical, compound, toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable substance or material,

or other substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including any quantity of asbestos in any form, urea formaldehyde, PCBs, radon gas, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by-products or derivatives.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Infringement” or “Infringe” means that (or an assertion that) a given item or activity directly or indirectly infringes, misappropriates, constitutes unauthorized use of, or otherwise violates the Intellectual Property of, any Person.

“Intellectual Property” means all intellectual and industrial property rights and other similar proprietary rights, in any jurisdiction throughout the world, whether registered or unregistered, including rights in and to (i) patents, inventions and industrial designs (“Patents”), (ii) trademarks, service marks, logos and trade dress, together with the goodwill symbolized by or associated with any of the foregoing (“Trademarks”), (iii) domain names and web addresses, (iv) copyrights, mask works, (v) trade secrets, know-how and confidential information, (vi) databases, data compilations and rights in data, and (vii) any registrations or applications for registration for any of the foregoing.

“Intervening Event” means any event, development, occurrence or change that (a) was neither known nor reasonably foreseeable to the Company Board as of or prior to the date of this Agreement and (b) does not involve or relate to an Acquisition Proposal.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means (a) when used with respect to the Company, the actual knowledge of the individuals listed in Section 8.5 of the Company Disclosure Schedule and (b) when used with respect to Holdings, Parent or Merger Sub, the actual knowledge of the individuals listed in Section 8.5 of the Parent Disclosure Schedule.

“Law” means any applicable international, national, provincial, state, municipal, local and common laws, treaties, statutes, decrees, rules, regulations or other requirements, legally binding guidance, Orders, consent decrees or licenses of any Governmental Entity, in each case, having the force of law.

“Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, encumbrance, covenant, condition, restriction, charge, option, right of first refusal, easement, security interest, deed of trust, right-of-way, encroachment, occupancy right, community property interest or other restriction of any nature, whether voluntarily incurred or arising by operation of Law, including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset.

“MOFCOM” means the Ministry of Commerce of the PRC or its competent local counterparts.

“NDRC” means the National Development and Reform Commission of the PRC or its competent local counterparts.

“Open Source Software” means any software that is licensed, distributed or conveyed as “open source software”, “free software”, “copyleft” or under a similar licensing or distribution model, or under a Contract that requires as a condition of its use, modification or distribution that it, or other software into which such software is incorporated, integrated or with which such software is combined or distributed or that is derived from or linked to such software, be disclosed or distributed in source code form, delivered at no charge or be licensed, distributed or conveyed under the same terms as such Contract (including software licensed under the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, Microsoft Shared Source License, Common Public License, Artistic License, Netscape Public License, Sun Community Source License (SCSL), Sun Industry Standards License (SISL), Apache License and any license listed at www.opensource.org).

“Order” means any judgment, order, decision, writ, injunction, decree, stipulation, assessment, legal or arbitration award, ruling or other finding or agency requirement or settlement or consent agreement.

“OSHA” means the Occupational Safety and Health Act of 1970, as amended (29 U.S.C. § 651 et seq.).

“Other Filings” means all filings made by, or required to be made by, any of the Company, Holdings, Parent and Merger Sub with the SEC in connection with the transactions contemplated by this Agreement, other than the Proxy Statement.

“Owned Real Property” means all material real property owned by the Company and Company Subsidiaries.

“Parent Material Adverse Effect” means any change, event, development, condition, occurrence or effect that prevents or materially impairs or delays, or would reasonably be expected to prevent or materially delay, the consummation of the Merger or performance by Apex, Holdings, Parent or Merger Sub of any of their material obligations under this Agreement.

“Participant” means each current or former director, officer, employee or independent contractor of the Company or any of the Company Subsidiaries.

“Permitted Liens” means (a) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate Proceedings, (b) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar liens or encumbrances arising by operation of Law in the ordinary course of business for amounts not yet due and payable, (c) Liens arising from transfer restrictions under securities Laws or similar Laws of any jurisdiction, (d) nonexclusive licenses of Intellectual Property granted in the ordinary course of business, (e) with respect to the Leased Real Property, Liens disclosed on title reports or surveys made available to Parent, and (f) such other Liens which would not, individually or in the aggregate, interfere materially with the ordinary conduct of the business of the Company and the Company Subsidiaries as currently conducted or detract from the use, occupancy, value or marketability of the property affected by such Lien.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act).

“Personally Identifiable Information” means any information that alone or in combination with other information that is publicly available or is held or controlled by the Company or any Company Subsidiaries can be used to specifically identify an individual or a specific device.

“PRC” means the People’s Republic of China excluding, for the purposes of this Agreement only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“Proceedings” means all actions, suits, claims, hearings, arbitrations, litigations or other proceedings, in each case, by or before any Governmental Entity or arbitral tribunal.

“Qualified Bank” means (a) a bank primarily domiciled in and organized under the laws of the United States or any state thereof with capital of not less than $5 billion or (b) the U.S. branch of any of Bank of China, China Construction Bank, China Agricultural Bank, Industrial and Commercial Bank of China or China CITIC Bank.

“RCRA” means the Resource Conservation and Recovery Act of 1976, as amended, and the rules and regulations promulgated thereunder (42 U.S.C. § 6901 et seq.).

“Release” means any release, spill, emission, discharge, leaking, pouring, dumping or emptying, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including, without limitation, soil, ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Substances through or in the air, soil, surface water, groundwater or property.

“Representative” means, with respect to any Person, such Person’s directors, officers, employees, accountants, consultants, legal counsel, investment bankers, advisors, agents and other representatives.

“SAFE” means the State Administration of Foreign Exchange of the PRC or its competent local counterparts.

“SBLC Financing” means the amounts committed to be funded under the SBLC Commitment Letter (or any alternative financing sought or obtained by Parent and Merger Sub in accordance with the terms hereof).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” of Parent, the Company or any other Person means any corporation, partnership, joint venture or other legal entity of which Parent, the Company or such other Person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the capital stock or other Equity Interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, limited liability company, partnership, joint venture or other legal entity, or otherwise owns, directly or indirectly, such capital stock or other Equity Interests that would confer control of any such corporation, limited liability company, partnership, joint venture or other legal entity, or any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act.

“Superior Proposal” means a bona fide written Acquisition Proposal (except the references therein to “25%” shall be replaced by “50%”) made by a Third Party which, in the good faith judgment of the Company Board (after consultation with its financial advisors and outside counsel), taking into account such factors as the Company Board considers in good faith to be appropriate (including the conditionality, timing, financial terms and likelihood of consummation of such proposals), if consummated would reasonably be expected to result in a transaction that is more favorable from a financial point of view to the Company’s stockholders than the Merger.

“Tax Return” means any report, return (including information return), claim for refund, election, estimated tax filing or declaration required to be filed with a Governmental Entity responsible for the administration of Taxes, including any amendments thereof or attachments or supplements thereto.

“Taxes” means (a) all taxes, fees, levies, duties, tariffs, imposts or other assessments imposed by any Governmental Entity, including income, franchise, windfall or other profits, gross receipts, property, sales, use, net worth, capital stock, alternative or add-on minimum, environmental, use, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, and gains tax, whether computed on a separate, consolidated, unitary, combined or any other basis and (b) any interest, penalty, fine or addition to any of the foregoing.

“Third Party” shall mean any Person other than the Company, Holdings, Parent, Merger Sub and their respective affiliates.

8.6 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

2016 Budget	Section 5.1(j)
2018 Indenture	Section 5.14(a)
2018 Notes	Section 5.14(a)
2018 Supplemental Indenture	Section 5.14(a)
2020 Indenture	Section 5.14(a)

2020 Notes	Section 5.14(a)
2020 Supplemental Indenture	Section 5.14(a)
Agreement	Preamble
Annual Bonus Plan	Section 5.6(d)
Apex	Preamble
Apex Shareholder Approval	Section 4.11
Applicable Pro-Ration Factor	Section 2.4(b)
Book-Entry Shares	Section 2.2(b)(ii)
Bribery Legislation	Section 3.17(a)
Cancelled Shares	Section 2.1(c)
Capitalization Date	Section 3.2(a)
Certificate of Merger	Section 1.2
Certificates	Section 2.2(b)(i)
CFIUS Notice	Section 3.5
CFIUS Turndown	Section 5.4(d)
Change of Board Recommendation	Section 5.3(a)
Class B Common Stock	Section 3.2(a)
Closing	Section 1.2
Closing Date	Section 1.2
Commitment Letters	Section 4.12
Company	Preamble
Company Balance Sheet	Section 3.9
Company Board	Recitals
Company Board Recommendation	Section 3.3(a)
Company Bylaws	Section 3.1(b)
Company Charter	Section 3.1(b)
Company Disclosure Schedule	Article 3
Company Employees	Section 5.6(a)
Company Filings	Section 3.7(a)
Company Financial Advisor	Section 3.22
Company Financial Statements	Section 3.7(c)
Company Material Contract	Section 3.13(a)
Company Option	Section 2.4(a)
Company Permits	Section 3.6(a)
Company Preferred Stock	Section 3.2(a)
Company Registered IP	Section 3.16(a)
Company Related Parties	Section 7.3(e)
Company RSU Award	Section 2.4(b)
Company SEC Documents	Section 3.7(a)
Company Subsidiaries	Section 3.1(a)
Company Subsidiary	Section 3.1(a)
Company Termination Fee	Section 7.3(a)
Confidentiality Agreement	Section 5.2(b)
control	Section 8.5
Covered Persons	Section 5.7(a)
D&O Insurance	Section 5.7(c)

Debt Commitment Letter	Section 4.12
Debt Financing Sources	Section 4.12
Debt Offer	Section 5.14(a)
Debt Offer Documents	Section 5.14(a)
DGCL	Recitals
Dissenting Shares	Section 2.3(a)
DRAA	Section 8.13(b)
Effect	Section 8.5
Effective Time	Section 1.2
Equity Commitment Letters	Section 4.12
Equity Financing Sources	Section 4.12
ERISA Affiliate	Section 3.11(c)
Exchange Fund	Section 2.2(a)
Fairness Opinion	Section 3.22
FCPA	Section 3.17(a)
Financing	Section 4.12
Financing Sources	Section 4.12
Government Contract	Section 3.26
Holdings	Preamble
Indenture	Section 5.14(a)
Initial Outside Date	Section 7.1(b)
Insurance Policies	Section 3.21
Issuing Bank	Recitals
LC Cure Deadline	Section 5.15(c)
LC Delivery Deadline	Section 5.15(a)
LC Expiration Date	Section 5.15(a)
Letter of Credit	Recitals
LTIP	Section 5.6(e)
Material Company Lease	Section 3.20(b)
Material Jurisdiction	Section 6.1(a)
Merger	Recitals
Merger Consideration	Section 2.1(a)
Merger Sub	Preamble
New Plans	Section 5.6(b)
Notes	Section 5.14(a)
Notice Period	Section 5.3(d)
NYSE	Section 3.5
Old Plans	Section 5.6(b)
Other Regulatory Termination Fee	Section 7.4(d)
Outside Date	Section 7.1(b)
Parent	Preamble
Parent Disclosure Schedule	Article 4
Parent Related Parties	Section 7.4(h)
Parent Subsidiaries	Section 4.3
Parent Subsidiary	Section 4.3
Parent Termination Fee	Section 7.4(a)

Patents	Section 8.5
Paying Agent	Section 2.2(a)
PRC Regulatory Approvals	Section 4.4
Prohibitive Law	Section 6.1(a)
Proposed Changed Terms	Section 5.3(d)(ii)
Proxy Statement	Section 3.5
Replacement LC Credit Facility	Section 5.15(f)
Replacement Letter of Credit	Section 5.15(d)
Required Financial Information	Section 5.13(a)
Restricted Commitment Letter Amendments	Section 5.12(e)
Retention Program	Section 5.6(f)
Rules	Section 8.13(b)
Sarbanes-Oxley Act	Section 3.7(a)
SBLC Commitment Letter	Section 4.12
SBLC Financing Sources	Section 4.12
Section 16	Section 5.9
Seine	5.4(f)
Shares	Recitals
Significant Company Subsidiary	Section 3.1(b)
Solvent	Section 4.13
Stockholder Approval	Section 3.3(a)
Stockholder Meeting	Section 3.3(a)
Surviving Corporation	Section 1.1(a)
SZSE	Section 4.4
SZSE Clearance	Section 4.4
Trademarks	Section 8.5
Tribunal	Section 8.13(b)(i)

8.7 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

8.8 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

8.9 Entire Agreement. This Agreement (together with the Parent Disclosure Schedule and Company Disclosure Schedule and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements (except the Confidentiality Agreement) and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

8.10 Assignment. This Agreement shall not be assigned by any party by operation of Law or otherwise without the prior written consent of the other parties; provided, that Parent and Merger Sub may assign this Agreement to any lender of Parent or Merger Sub as security for obligations to such lender in respect of the financing arrangements entered into in connection with the transactions contemplated hereby and any refinancing, extension, refunding or renewals thereof, provided, that no assignment to any such lender will in any way affect Holdings’, Parent’s, Merger Sub’s or Apex’s obligations or liabilities under this Agreement.

8.11 No Third-Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than (a) any Persons entitled to indemnification or insurance benefits under the provisions of Section 5.6(a), with respect to such provisions, (b) the stockholders of the Company, after the Effective Time with respect to the right of such stockholders to receive the Merger Consideration, in the case of Shares converted into the right to receive the Merger Consideration in the Merger, (c) the right of holders of Company Options and Company RSU Awards to receive payments contemplated hereby in respect thereof after the Effective Time, and (d) Section 7.4(h), this Section 8.11, Section 8.13, Section 8.17 and the proviso to Section 7.5, which shall be for the benefit of, and enforceable by, the Financing Sources (or any sources providing alternative debt financing pursuant to the terms hereof. In addition, notwithstanding the foregoing or anything else to the contrary in this Agreement, the Company shall have the right to pursue damages on behalf of its stockholders (which in the case of any of the following the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include the benefit of the bargain lost by the Company’s stockholders (taking into consideration relevant matters, including the total amount payable to such stockholders under this Agreement and the time value of money), in the event of Holdings, Parent or Merger Sub’s willful and material breach of this Agreement, which right is hereby acknowledged by Holdings, Parent and Merger Sub. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto, and consequently, may not accurately characterize actual facts or circumstances.

8.12 Mutual Drafting; Interpretation. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” Except as otherwise indicated, all references in this Agreement to “Sections,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Annexes and Schedules to this Agreement. The schedules and annexes attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes. The words “hereof,” “hereto,” “hereby,” “herein,” “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular section or article in which such words appear. All references in this Agreement to “$” are intended to refer to U.S. dollars. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive. Disclosure in any section or subsection of the Company Disclosure Schedule shall be deemed disclosed with respect to all sections of this Agreement and all other sections or subsections of the Company Disclosure Schedule to the extent that the relevance of such disclosure to such other section or subsection is reasonably apparent.

8.13 Governing Law; Consent to Jurisdiction; Arbitration.

(a) This Agreement and all claims and causes of action arising in connection herewith shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to the conflict of laws principles that would result in the application of any Law other than the Laws of the State of Delaware.

(b) The parties hereto hereby agree that in order to obtain prompt and expeditious resolution of all disputes arising out of or relating to this Agreement, including the existence, validity, interpretation or performance of this Agreement or the transactions contemplated by this Agreement (including, for the avoidance of doubt, any claim arising out of or related to the parties’ relationship, rights, duties and obligations hereunder, whether based on contract, tort or statute, and the substantive or procedural arbitrability of any claim hereunder), all such disputes shall be exclusively resolved by final and binding arbitration under the Delaware Rapid Arbitration Act (the “DRAA”, 10 Del. C. § 5801 et seq.) and the Delaware Rapid Arbitration Rules promulgated thereunder by the Supreme Court of the State of Delaware (“Rules”) in effect at the time of the date of delivery of the notice of arbitration, except as modified herein.

(i) The arbitral panel shall consist of three arbitrators (the “Tribunal”). The situs of the arbitration shall be the State of Delaware, although the evidentiary and other proceedings shall be conducted in New York (Manhattan), New York. The Tribunal may conduct proceedings in other locations if necessary for the taking of evidence. The language of the arbitration proceedings, and of the arbitral award, shall be the English language. The parties hereto agree that (A) the claimant(s) and respondent(s) shall each appoint one arbitrator within twenty (20) days of the date of delivery of the notice of arbitration; and (B) the two party-appointed arbitrators shall appoint the third arbitrator, who shall serve as the chair of the Tribunal, within twenty (20) days from the date of the appointment of the second arbitrator. Each member of the Tribunal must be a former judge of the Delaware Supreme Court and/or Delaware Court of Chancery; provided, that in the event a former Delaware judge is unavailable to serve as arbitrator for one or more of the positions on the Tribunal, then the parties hereto shall submit a petition for the appointment of one or more arbitrators (as needed to complete the three-member Tribunal) to the Court of

Chancery of the State of Delaware under Section 5805 of the DRAA. Any arbitrator not timely appointed as provided in clause (A) or (B) of this Section 8.13(b)(i) shall be appointed by the Delaware Court of Chancery in accordance with Section 5805 of the DRAA. In the event that the Tribunal retains counsel in consultation with the parties hereto under Section 5806 of the DRAA, then such counsel shall be impartial and shall be knowledgeable about and experienced with the practice of law and have had at least fifteen (15) years of legal experience in the area of mergers and acquisitions or complex commercial transactions. Only the Court of Chancery of the State of Delaware shall have the power and authority to appoint a new arbitrator in the event any arbitrator becomes unable to continue as arbitrator for any reason.

(ii) The arbitration shall be deemed commenced when the claimant(s) deliver a notice of arbitration to all of the respondents in the manner provided for notices in Section 8.4. The parties hereto agree that the preliminary conference shall be no later than ten (10) days after the constitution of the Tribunal. The parties hereto agree that any service or written communication (including, the answer, any reply or exchange of information) under the DRAA or the Rules shall be made in a manner provided by Section 8.4 of this Agreement, or as otherwise agreed by the parties. In connection with any arbitration proceeding hereunder, the Tribunal shall allow reasonable requests for the production of documents relevant to the dispute and permit the taking of depositions limited to not more than five (5) persons on each side and for not more than six (6) hours in total for the deposition of each such person. Where reasonably necessary, depositions may be taken by videoconference or other telephonic means, or in the jurisdiction where a witness resides or regularly transacts business. The Tribunal may seek to compel the production of evidence from non-parties to the fullest extent permitted by applicable Law. The arbitration hearing shall be limited to one (1) day, if the Tribunal deems such limitation appropriate, and provided, that the Tribunal, where it considers it appropriate in order to provide any party with a full and fair opportunity to be heard, may require a hearing be held over the course of more than one day, and shall be conducted as soon as reasonably practicable after the constitution of the Tribunal, as determined by the Tribunal.

(iii) For the purposes of DRAA § 5808(b), and all other purposes, the Tribunal shall issue its final award as promptly as practicable taking into account the nature of the claims and any other facts or circumstances the Tribunal deems relevant, but in no event later than ninety (90) calendar days after the close of the arbitration hearing. The parties agree that the Tribunal may extend any deadline set forth in Section 8.13(b)(ii) and (iii) if, in its own discretion, more time is needed in light of the nature of the claims and the relevant facts and circumstances. The Tribunal is authorized to award monetary damages and to grant specific performance of this Agreement and other injunctive relief, including interim relief pending the final award. The parties hereto shall bear their own costs incurred in connection with the arbitration and share equally the fees and expenses of the Tribunal and the costs of administration.

(iv) Nothing in this Section 8.13(b) shall prevent a party from seeking provisional, interim or conservatory measures from any court of competent jurisdiction at any time if any such party believes in good faith that it will suffer irreparable injury before the Tribunal has been appointed or before the Tribunal has had time to render a final award. Any such request by a party to a court for provisional, interim or conservatory measures shall not be deemed incompatible with the agreement to arbitrate in this Section 8.13(b), the DRAA or a waiver of the right to arbitrate.

(v) The arbitral award shall be final and non-appealable. Judgment upon the arbitral award may be entered and enforced in any court of competent jurisdiction. The parties hereto hereby agree to waive any claim that this agreement to arbitrate is not valid under the Laws of the U.S., any foreign country or any international agreement.

(vi) For the avoidance of doubt, and in furtherance of Section 8.13(a) of this Agreement, the parties hereto hereby acknowledge and agree that any legal proceeding conducted under this Section 8.13(b) shall be governed by or construed under the laws of the State of Delaware, without regard to principles of conflict of laws and regardless of whether the laws of the State of Delaware govern the parties’ other rights, remedies, liabilities, powers and duties.

(c) Notwithstanding anything in this Section 8.13 to the contrary, each of the parties agrees that it will not bring any Proceeding against the Debt Financing Sources or the SBLC Financing Sources in connection with the Debt Financing, the SBLC Financing, the Debt Commitment Letter, the SBLC Commitment Letter or this Agreement or any of the transactions contemplated hereby (or the abandonment or termination thereof) in any forum other than the Supreme Court of the State of New York, County of New York, Borough of Manhattan or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), County of New York, Borough of Manhattan. In any such action, each party hereto hereby irrevocably and unconditionally (i) agrees not to commence any such Proceeding except in such courts; (ii) agrees that any claim in respect of any such Proceeding may be heard and determined in such courts; (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such Proceeding in such courts; (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Proceeding in such courts; (v) consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 8.13(c) in the manner provided for notices in Section 8.4, or in any other manner permitted by Law; and (vi) hereby irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any litigation against the Debt Financing Sources or the SBLC Financing Sources in connection with the Debt Financing, the SBLC Financing, the Debt Commitment Letter, the SBLC Commitment Letter or this Agreement or the transactions contemplated hereby.

8.14 Sovereign Immunity. With respect to the liability and obligations of Holdings, Parent, Merger Sub and Apex, with respect to themselves, their affiliates or their property, each of Holdings, Parent, Merger Sub and Apex:

(a) agrees that, for the purposes of the doctrine of sovereign immunity, the execution, delivery and performance by it of this Agreement constitutes private and commercial acts done for private and commercial purposes;

(b) agrees that, should any Proceedings be brought against any or all of them, any of its affiliates or any of its assets in any jurisdiction in relation to this Agreement or any of the transactions contemplated hereby, Holdings, Parent and Merger Sub shall not be entitled to any immunity on the basis of sovereignty in respect of its obligations under this Agreement, and no immunity from such Proceedings (including, without limitation, immunity from service of process from suit, from the jurisdiction of any court, from an order or injunction of such court or the enforcement of same against its assets) shall be claimed by or on behalf of such party or with respect to its assets;

(c) waives, in any such Proceedings, to the fullest extent permitted by law, any right of immunity which it, any of its affiliates or any of its assets now has or may acquire in the future in any jurisdiction;

(d) consents generally in respect of the enforcement of any judgment or award against it or any of its affiliates in any such Proceedings to the giving of any relief or the issue of any process in any jurisdiction in connection with such Proceedings (including, without limitation, pre-judgment attachment, post judgment attachment, the making, enforcement or execution against or in respect of any assets whatsoever irrespective of their use or intended use of any order or judgment that may be made or given in connection therewith); and

(e) specifies that, for the purposes of this provision, “assets” shall be taken as excluding “premises of the mission” as defined in the Vienna Convention on Diplomatic Relations signed at Vienna, April 18, 1961, “consular premises” as defined in the Vienna Convention on Consular Relations signed in 1963, and military property or military assets or property of Holdings, Parent or Merger Sub or of any country.

8.15 Counterparts. This Agreement may be signed in any number of counterparts, including by facsimile or other electronic transmission each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when the Company, on the one hand, and Holdings, Parent and Merger Sub, on the other hand, shall have received a counterpart hereof signed by the other party hereto. Until and unless the Company, on the one hand, and Holdings, Parent and Merger Sub, on the other hand, shall have received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

8.16 Specific Performance. The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at Law would exist and damages would be difficult to determine, and accordingly (a) the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at Law or in equity, (b) the parties waive any requirement for the securing or posting of any bond in connection with the obtaining of any specific performance or injunctive relief and (c) the parties will waive, in any action for specific performance, and agree not to assert in any Proceeding, the defense of adequacy of a remedy at Law. In circumstances where Holdings, Parent and Merger Sub are obligated to consummate the Merger and the Merger has not been consummated, Holdings, Parent, Merger Sub and Apex expressly acknowledge and agree that the Company and its stockholders shall have suffered irreparable harm, that monetary damages will be inadequate to compensate the Company and its stockholders, and that the Company on behalf of itself and its stockholders shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to enforce specifically Holdings’ Parent’s, Merger Sub’s and Apex’s obligations with respect to the consummation of the Merger. The Company’s pursuit of specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which the Company may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by the Company and its stockholders.

8.17 No Recourse or Liability Against Debt Financing Sources or SBLC Financing Sources. Notwithstanding anything that may be expressed or implied in this Agreement to the contrary, the Company agrees and acknowledges, both for itself and its affiliates, that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had by the Company or its affiliates against any Debt Financing Source or SBLC Financing Source (in their capacities as such) whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, it being expressly agreed and acknowledged that no liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Debt Financing Source or SBLC Financing Source (in their capacities as such) for any obligation of Holdings, Parent or Merger Sub under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation.

8.18 Guarantee. To induce the Company to enter into this Agreement, Apex hereby irrevocably and unconditionally guarantees, as a primary obligor and not as a surety, to the Company the full and timely payment and performance by Holdings, Parent and Merger Sub of all of their respective covenants, obligations, undertakings and liabilities under, arising out of, relating to or in connection with this Agreement or the transactions contemplated hereby; provided, that in no event shall the aggregate obligations of Apex under this Section 8.18 exceed the aggregate Merger Consideration payable hereunder, other than with respect to any and all amounts that may be payable under Section 5.7, 5.13(c) or in connection with any Corporate Actions. In addition, Apex shall provide to Holdings, Parent and Merger Sub all assistance necessary to enable Holdings, Parent and Merger Sub to comply with all its or their obligations hereunder, including Article 5, to the fullest extent contemplated hereby. Apex acknowledges that it is receiving benefits in connection with providing this guaranty pursuant to this Section 8.18. The guaranty pursuant to this Section 8.18 shall terminate as of immediately after the Effective Time, other than with respect to any and all amounts that may be payable under Section 5.7.

[Signature page follows]

IN WITNESS WHEREOF, Holdings, Parent, Merger Sub, the Company and Apex have caused this Agreement to be executed as of the date first written above by their respective officers or managers thereunto duly authorized.

Holdings:

Ninestar Holdings Company Limited

By:	/s/ Wang Dongying
	Name:	Wang Dongying
	Title:	Director

Parent:

Ninestar Group Company Limited

By:	/s/ Wang Dongying
	Name:	Wang Dongying
	Title:	Director

Merger Sub:

Ninestar Lexmark Company Limited

By:	/s/ Wang Dongying
	Name:	Wang Dongying
	Title:	Director

Apex:

Apex Technology Co., Ltd.
(solely for purposes of Article 4, Section 5.12, Section 5.16, Section 7.2 and Article 8)

By:	/s/ Wang Dongying
	Name:	Wang Dongying
	Title:	Director

[Signature Page to Agreement and Plan of Merger]

The Company:

Lexmark International, Inc.

By:	/s/ Paul A. Rooke
	Name:	Paul A. Rooke
	Title:	Chairman and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]